As filed with the Securities and Exchange Commission on November 6, 2000


                                                              FILE NO. 333-93367

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


     Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6


                  FOR REGISTRATION UNDER THE SECURITIES ACT OF
                      1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                                  ------------

A. Exact name of trust:
                           JPF SEPARATE ACCOUNT A
B. Name of depositor:
                    JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
C. Complete address of depositor's principal executive offices:
                               One Granite Place
                               Concord, NH 03301
D. Name and complete address of agent for service:

                               Ronald R. Angarella
                                    President
                     Jefferson Pilot Securities Corporation
                                One Granite Place
                                Concord, NH 03301

                                   Copies to:

Charlene Grant, Esq.                  Joan E. Boros, Esq.
Jefferson Pilot Financial             1025 Thomas Jefferson Street, N.W.
  Company                             Suite 400 East
One Granite Place                     Washington, D.C.  20007-0805
Concord, NH 03301

                                 ------------

E. Title of securities being registered:
     Units of Interest in the Separate Account under Individual Flexible Premium Variable Life Insurance Policies.

F. Approximate date of proposed public offering:
     As soon as practicable after the effective date.

  The Registrant is registering an indefinite amount of securities pursuant to
Section 24(f) of the Investment Company Act of 1940.

  Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                                November 1, 2000

                                  Ensemble Exec

                             JPF Separate Account A

                 Flexible Premium Variable Life Insurance Policy

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
  SERVICE OFFICE: One Granite Place, Concord, New Hampshire 03301 800-258-3648

--------------------------------------------------------------------------------

This Prospectus describes the Ensemble Exec Variable Life Insurance Policy ("Ensemble Exec" or "the Policy"), a flexible premium variable life insurance policy issued and underwritten by Jefferson Pilot Financial Insurance Company ("we" or "JP Financial" or "the Company") and designed primarily for use on a multi-life basis when the insured people share a common employment or business relationship. The Policy provides life insurance and pays a benefit, as described in this Prospectus, upon the Insured's death or surrender of the Policy. The Policy allows flexible premium payments, Policy Loans, Withdrawals, and a choice of Death Benefit Options. Your account values may be invested on either a fixed or variable or combination of fixed and variable basis. You may allocate your Net Premiums to JPF Separate Account A ("Separate Account A" or the "Separate Account"), and/or the General Account, or both Accounts. The Divisions of Separate Account A support the benefits provided by the variable portion of the Policy. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Fund. Net Premiums allocated to the General Account will accumulate at rates of interest we determine; such rates will not be less than 4% per year. Your Policy may lapse if the Net Accumulation Value is insufficient to pay a Monthly Deduction. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. If the Policy lapses, you may reinstate it.


The Policy has a free look period during which you may return the Policy. We will refund your Premium (See "Right of Policy Examination").

This Prospectus also describes the Divisions used to fund the Policy through the Separate Account. Each Division invests exclusively in one of the following
Portfolios:

JPVF International Equity Portfolio
JPVF World Growth Stock Portfolio
JPVF Global Hard Assets Portfolio
JPVF Emerging Growth Portfolio
JPVF Capital Growth Portfolio
JPVF Small Company Portfolio
JPVF Growth Portfolio
JPVF S&P 500 Index Portfolio
JPVF Value Portfolio
JPVF Balanced Portfolio
JPVF High Yield Bond Portfolio
JPVF Money Market Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Contrafund Portfolio
MFS Research Series
MFS Utilities Series
Oppenheimer Strategic Bond Fund/VA
Oppenheimer Bond Fund/VA
Templeton International Securities Fund: Class 2

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information ("SAI") for any of the Portfolios by calling (800) 258-3648 x7719.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Ensemble Exec insurance policies and shares of the funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.


THIS PROSPECTUS AND OTHER INFORMATION ABOUT JPF SEPARATE ACCOUNT A REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov.

table of contents
--------------------------------------------------------------------------------


                                                     Page
                                                     -----
DEFINITIONS .......................................    3
POLICY SUMMARY ....................................    4
THE SEPARATE ACCOUNT ..............................    5
CHARGES & FEES ....................................    6
 Charges & Fees Assessed Against
  Premium .........................................    6
 Charges & Fees Assessed Against
  Accumulation Value ..............................    6
 Charges & Fees Assessed Against the
  Separate Account ................................    7
 Charges Assessed Against the Underlying
  Funds ...........................................    8
ALLOCATION OF PREMIUMS ............................    9
 The Portfolios ...................................    9
 Investment Advisers for each of the
  Funds ...........................................   10
 Mixed and Shared Funding; Conflicts of
  Interest ........................................   11
 Fund Additions, Deletions or Substitutions .         11
General Account ...................................   12
POLICY CHOICES ....................................   12
 General ..........................................   12
 Detailed Information about the Policy ............   12
 Premium Payments .................................   13
 Modified Endowment Contract ......................   13
 Compliance with the Internal Revenue
  Code ............................................   13
 Death Benefit Options ............................   14
 Transfers and Allocations to Funding
  Options .........................................   15
 Telephone Transfers, Loans and
  Reallocations ...................................   16
 Automated Transfers (Dollar Cost
  Averaging and Portfolio Rebalancing) ............   16
POLICY VALUES .....................................   17
 Accumulation Value ...............................   17
 Unit Values ......................................   18
 Net Investment Factor ............................   18
 Surrender Value ..................................   18
POLICY RIGHTS .....................................   18
 Surrenders .......................................   18
 Withdrawals ......................................   18
 Grace Period .....................................   19
 Reinstatement of a Lapsed or Terminated
  Policy ..........................................   19

                                                    Page
                                                    -----
 Coverage Beyond Insured's Attained
  Age 100 .........................................   19
 Right to Defer Payment ...........................   19
 Policy Loans .....................................   20
 Policy Changes ...................................   21
 Right of Policy Examination ......................   22
 Supplemental Benefits ............................   22
DEATH BENEFIT .....................................   23
POLICY SETTLEMENT .................................   23
 Settlement Options ...............................   24
THE COMPANY .......................................   25
DIRECTORS & OFFICERS ..............................   26
ADDITIONAL INFORMATION ............................   27
 Reports to Policyowners ..........................   27
 Right to Instruct Voting of Fund Shares ..........   27
 Disregard of Voting Instructions .................   28
 State Regulation .................................   28
 Legal Matters ....................................   28
 The Registration Statement .......................   28
 Financial Statements .............................   28
 Employment Benefit Plans .........................   28
 Distribution of the Policy .......................   28
 Independent Auditors .............................   29
GROUP OR SPONSORED ARRANGEMENTS                       29
TAX MATTERS .......................................   29
 General ..........................................   29
 Federal Tax Status of the Company ................   29
 Life Insurance Qualification .....................   30
 Charges for JP Financial Income Taxes ............   32
MISCELLANEOUS POLICY PROVISIONS ...................   33
 The Policy .......................................   33
 Payment of Benefits ..............................   33
 Suicide and Incontestability .....................   33
 Protection of Proceeds ...........................   33
 Nonparticipation .................................   33
 Changes in Owner and Beneficiary;
  Assignment ......................................   33
 Misstatements ....................................   33
ILLUSTRATIONS OF ACCUMULATION
 VALUES, CASH VALUES AND DEATH
 BENEFITS .........................................  A-1


--------------------------------------------------------------------------------
This prospectus does not constitute an offer in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon. The purpose of this variable life insurance policy is to provide insurance protection. Life insurance is a long-term investment. Policyowners should consider their need for insurance coverage and the policy's long-term investment potential. No claim is made that the policy is any way similar or comparable to an investment in a mutual fund.
--------------------------------------------------------------------------------
definitions
--------------------------------------------------------------------------------

Accumulation Value: The total amount that a Policy provides for investment plus the amount held as collateral for Policy Debt.

Age: The Insured's age at his/her nearest birthday.

Allocation Date: The date when the initial Net Premium is placed in the Divisions and the General Account as instructed by the Policyowner in the application. The Allocation Date is the later of 1) 25 days from the date we mail the Policy to the agent for delivery to you; or 2) the date we receive all administrative items needed to activate the Policy.

Attained Age: The Insured's age at the last Policy Anniversary.


Beneficiary: The person you designate in the application to receive the Death Benefit proceeds. If changed, the Beneficiary is as shown in the latest change filed with us. If no Beneficiary survives the Insured, you or your estate will be the Beneficiary. The Beneficiary's interest may be subject to that of any assignee.


Code: The Internal Revenue Code of 1986, as amended.

Company: Jefferson Pilot Financial Insurance Company.


Cost of Insurance: A charge related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provision that you may elect through a Policy rider.


Date of Receipt: Any Company business day, prior to 4:00 p.m. Eastern time, on which a notice or premium payment is received at our home office.

Death Benefit: The amount which is payable on the Death of the Insured, adjusted as provided in the Policy.

Death Benefit Options: The methods for determining the Death Benefit.

Division: A separate division of Separate Account A which invests only in the shares of a specified Portfolio of a Fund.

Fund: An open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

General Account: A non-variable funding option available in the Policy that guarantees a minimum interest rate of 4% per year.


Grace Period: The 61-day period beginning on the Monthly Anniversary Day on which the Policy's Net Accumulation Value is insufficient to cover the current Monthly Deduction. The Policy will lapse without value at the end of the 61-day period unless we receive a sufficient payment.


Insured: The person on whose life the Policy is issued.

Issue Age: The Age of the Insured on the Policy's Issue Date.

Issue Date: The effective date on which we issue the Policy.


Load Basis Amount: An amount per $1,000 of Specified Amount which varies by sex, Issue Age (or Attained Age for an increase in Specified Amount) and rating class of the Insured. This amount is used to calculate the Acquisition Charge. The maximum Load Basis Amount is $66.65, resulting in an Acquisition Charge of $.40 per $1000 of Specified Amount in Years 1 through 10.

Loan Value: Generally, 100% of the Policy's Net Accumulation Value on the date of a loan.


Monthly Anniversary Date: The same day in each month as the Policy Date.


Net Accumulation Value: Accumulation Value less Policy Debt.


Net Premium: The gross premium less a 2.5% State Premium Tax Charge, a 1.25% Federal DAC Tax Charge and a 3% Premium Load. We currently do not intend to assess the Premium Load beginning in the 11th Policy Year.

Policy: The life insurance contract described in this Prospectus.

Policy Date: The date set forth in the Policy from which policy years, policy months and policy anniversaries will be determined. If the Policy Date falls on the 29th, 30th or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If You do not request a date, it is the date the Policy is issued.

Policy Debt: The principal of any loans outstanding against the Policy, plus the accrued loan interest which has not been paid.


Portfolio: A separate investment series of one of the Funds.


Premium Load: A charge we assess against premium payments.


Proof of Death: One or more of: a) a copy of a certified death certificate; b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; c) a written statement by a medical doctor who attended the Insured; or d) any other proof satisfactory to us.


Refund of Sales Charges: A refund we make of all first-year acquisition charges, Premium Load and administrative charges you paid if you surrender your Policy in the first two Policy Years.


SEC: Securities and Exchange Commission.

Separate Account A or the Separate Account: JPF Separate Account A, a separate investment account we established for the purpose of funding the Policy.

Service Office: Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

Specified Amount: The amount you choose at application, which may subsequently be increased or decreased, as provided in the Policy. The Specified Amount is used in determining the Death Benefit.


State: Any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, the Commonwealth of the Northern Mariana Islands or any other possession of the United States.

Surrender Value: Net Accumulation Value plus Refund of Sales Charges if the surrender occurs in the first two Policy years.


Target Premium: The premium from which first year commissions will be determined and which varies by sex, Issue Age, rating class of the Insured and Specified Amount.

Valuation Date: The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange and the Company are open. In addition to being closed on all federal holidays, we will also be closed on Good Friday, the Friday following Thanksgiving and the day before or following Christmas.

Valuation Period: The period of time between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date, and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

policy summary
--------------------------------------------------------------------------------


This Prospectus describes a flexible premium variable life insurance policy. The Policy provides life insurance and pays a benefit (subject to adjustment under the Policy's Age and/or Sex, Suicide and Incontestability, and Grace Period provisions) upon surrender or Death of the Insured. The Policy allows flexible premium payments, Policy Loans, Withdrawals and a choice of Death Benefit Options. Account values may be either fixed or variable or a combination of fixed and variable.

We designed Ensemble Exec primarily to be used in multi-life situations where the insureds share common employment or have a business relationship. The Policy may be owned individually or by a corporation, trust, association or other similar entity. You may use the Policy to informally fund non-qualified executive deferred compensation, salary continuation plans, retiree medical benefits or other purposes.

Charges and fees will be assessed against premium payments, Accumulation Value, the Separate Account, the underlying Funds and upon partial withdrawals.


You must purchase your variable life insurance policy from a registered representative. The Policy, the initial application on the Insured, any subsequent applications, endorsements and any riders constitute the entire contract.

At the time of application, you must choose a Death Benefit Option, decide on the amount of planned premium and determine how to allocate Net Premiums. You may elect to supplement the benefits afforded by the Policy through the addition of riders we make available.

The proceeds payable upon the Death of the Insured depend on the Death Benefit Option chosen. Under Option 1 the Death Benefit equals the current Specified Amount. Under Option 2, the Death Benefit equals the current Specified Amount plus the Accumulation Value on the date of death. Under Option 3, the Death Benefit equals the Specified Amount plus total premiums paid, less any withdrawals. We may make other options available. We will reduce the Death Benefit proceeds by any outstanding Policy Debt.


Although the Policy is designed to allow flexible premiums, you must pay sufficient premiums to continue the Policy in force. The initial premium must be paid at issue. The initial premium is based on Issue Age, underwriting class and Specified Amount. No premium payment may be less than $250 ($50 for electronic fund transfers). We will send you premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. Should your Policy lapse, you may reinstate it.


You may allocate your Net Premiums to the Separate Account, the General Account or both Accounts. Net Premiums allocated to the Separate Account must be allocated to one or more of the Divisions of the Separate Account and allocations must be in whole percentages. The variable portion of the Policy is supported by the Divisions you choose and will vary with the investment performance of the associated Portfolios. Net Premiums allocated to the General Account will accumulate at rates of interest we determine. The effective rate of interest will not be less than 4% per year.

the separate account
--------------------------------------------------------------------------------

The Separate Account underlying the Policy is JPF Separate Account A. Amounts allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Portfolios' investment objectives and restrictions and other material information relating to the Portfolios are contained in the Funds' prospectuses, which are delivered with this Prospectus.

Separate Account A was established under New Hampshire law on August 20, 1984. Under New Hampshire Insurance Law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. These assets are held for our variable life insurance policies and variable annuities. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value. The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business we conduct. We are, however, responsible for meeting the obligations of the Policy to the Policyowner.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or our management or investment practices or policies. We do not guarantee the Separate Account's investment performance.

Divisions. The Policies presently offer twenty Divisions but may add or delete Divisions. You may invest in a total of 17 Divisions over the life of the Policy. Each Division will invest exclusively in shares of a single Portfolio.

charges & fees
--------------------------------------------------------------------------------

>   CHARGES & FEES ASSESSED AGAINST PREMIUM

    Premium Charges

    Before a premium is allocated to any of the Divisions of Separate Account A and the General Account, we will deduct the following fees and charges:


    o a state premium tax charge of 2.5% unless otherwise required by state law (1.0% in Oregon and 2.35% in California).


    The state premium tax charge reimburses us for taxes we pay to states and municipalities in which the Policy is sold. The amount of tax assessed by a state or municipality may be more or less than the charge. We may impose the premium tax charge in states which do not themselves impose a premium tax.


    o a federal income tax charge of 1.25% ("Federal DAC Tax Charge") which reimburses us for our increased federal tax liability under the federal tax laws. Subject to state law, we reserve the right to increase these tax charges due to changes in the state or federal tax laws that increase our tax liability.


    o a Premium Load which we currently do not intend to assess after the 10th Policy Year and which is guaranteed not to exceed 3% of premium.


>   CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

    Charges and fees assessed against the Policy's Accumulation Value can be deducted from any one of the Divisions, the General Account, or pro rata from each of the Divisions and the General Account. If you do not designate one Division, we will deduct the charges pro rata from each of the Divisions and the General Account.

    Monthly Deduction

    On each Monthly Anniversary Date and on the Policy Date, we will deduct from the Policy's Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy, administrative expenses, the cost of insurance for the Policy and any optional benefits added by rider.

    The Monthly Deduction equals:

    i) the Cost of Insurance for the Policy (as described below), plus

    ii) a Monthly Administrative Fee of $10, plus


    iii) a monthly Acquisition Charge during the first ten Policy Years equal to 0.6% of the Load Basis Amount, plus


    iv) the cost of optional benefits provided by rider.


    v) a monthly acquisition charge during the first 120 months following any increase in Specified Amount.


    Cost of Insurance. The Cost of Insurance charge is related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provisions that you may elect through a Policy rider.

    The Cost of Insurance charge equals (i) multiplied by the result of (ii) minus (iii) where:

    i) is the current Cost of Insurance Rate as described in the Policy;

    ii) is the death benefit at the beginning of the policy month divided by
    1.0032737 (to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4%); and

    iii) is the Accumulation Value at the beginning of the policy month, prior to the monthly deduction for the Cost of Insurance.

    The current Cost of Insurance Rate is variable and is based on the Insured's issue age, sex (where permitted by law), rating class, Policy Year and Specified Amount. Because the Accumulation Value and the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each day a Monthly Deduction is taken. In addition, you should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Accumulation Value of the Policy. An increase in the Accumulation Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Accumulation Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

    The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables Male or Female (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. We may adjust the Monthly Cost of Insurance rates from time to time. Adjustments will be on a class basis and will be based on our estimates for future factors such as mortality experience, investment earnings, expenses (including reinsurance costs), taxes and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis. The current Cost of Insurance rate will not exceed the applicable maximum Cost of Insurance rate shown in your Policy.

    Monthly Administrative Expense Charge. The Monthly Deduction amount also includes a monthly administration fee of $10.00. This fee may not be increased.


    Acquisition Charge. We will deduct from the Accumulation Value a monthly acquisition charge of 0.6% of the Load Basis Amount in Policy Years 1 through 10 (7.2% annually). The Load Basis Amount is an amount per $1000 of Specified Amount, which varies by sex, Issue Age and rating class of the Insured. The maximum load Basis Amount is $66.65, resulting in a maximum Acquisition Charge of $.40 per $1000 of Specified Amount in years 1 through
    10. This charge does not vary with the amount of premium paid. We will also deduct a pro-rated acquisition charge on increases in Specified Amount. We reserve the right to increase or decrease this charge for policies not yet issued in order to correspond with changes in distribution costs of the Policy. The charge compensates us for the cost of selling the Policy, including, among other things, agents' commissions, advertising and printing of prospectuses and sales literature. Normally this charge compensates us for total sales expenses for the year. To the extent sales expenses in any policy year are not recovered by the Acquisition Charges we collect, we may recover sales expenses from other sources, including profits from the Mortality Risk and Expense Risk Charges.


    Charges for Optional Benefits. If you elect any optional benefits by adding riders to the Policy, an optional benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual optional benefits selected and is described on each applicable Policy rider.


    Refund of Sales Charges. If you surrender your Policy within the first two policy years, we will refund to you all first-year acquisition charges, Premium Load and administrative charges you paid.

    This guaranteed refund is available only upon surrender in the first two Policy Years. If the Policy has additional coverage due to a Supplementary Coverage Rider, the refund of Premium Load and Administrative Charges will be reduced by the percentage of total coverage that is due to the Supplementary Coverage Rider.


>   CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

    Mortality and Expense Risk Charge


    We will assess a charge on a daily basis against each Division at a current annual rate of 0.60% in Policy Years 1 through 25 and 0.40% in Policy Years 26 and later of the value of the Divisions to compensate us for mortality and expense risks we assume in connection with the Policy. We reserve the right to increase this charge, but guarantee that it will not exceed 0.85% in Policy Years 1 through 25 and 0.60% in Policy Years 26 and thereafter. The mortality risk we assume is that Insureds, as a group, may live for a shorter period of time than estimated and that we will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges assessed for such expenses.


    The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, we reserve the right to assess taxes against the Separate Account Value.

    Administrative Charge for Transfers or Withdrawal


    We may impose an Administrative Fee of $50 for each transfer among the Divisions of the Separate Account or the General Account, after the first 12 transfers in a Policy Year (up to a maximum of 20). We will also charge an Administrative Fee on withdrawals equal to the lesser of 2% of the withdrawal amount or $50.

>   CHARGES ASSESSED AGAINST THE UNDERLYING FUNDS

    Following are the investment advisory and sub-investment management fees, paid by each of the Funds as a percentage of average net assets.

    Jefferson Pilot Variable Fund, Inc.

                                   World Growth Stock,
                                   Global Hard Assets,
                                     Small Company,                 S&P
        Average Daily      Money         Value,         Capital     500
         Net Assets       Market      and Balanced       Growth    Index
    -------------------- -------- -------------------- --------- ---------
    First $200 million      .50%           .75%           1.00%      .24%
    Next $1.1 billion       .45%           .70%            .95%      .24%
    Over $1.3 billion       .40%           .65%            .90%      .24%

        Average Daily       Emerging        High Yield       International
         Net Assets          Growth      Bond and Growth        Equity
    --------------------   ----------   -----------------   --------------
    First $200 million         .80%             .75%              1.00%
    Next $1.1 billion          .75%             .75%              1.00%
    Over $1.3 billion          .70%             .75%              1.00%

    The compensation of the Sub-Investment Managers is paid directly from the investment management fees of JP Investment Advisory and is set forth in the table below as an annual percentage of the average daily net assets of the Portfolio managed:

                                   Sub-Investment Manager Fees
                           ----------------------------------------------
                                        Templeton     Van Eck      Lord
                             Janus        World        Global     Abbett
        Average Daily       Capital       Growth        Hard       Small
         Net Assets         Growth        Stock        Assets     Company
    --------------------   ---------   -----------   ---------   --------
    First $200 million     .70%             .50%     .50%        .50%
    Next $1.1 billion      .65%             .45%     .45%        .45%
    Over $1.3 billion      .60%             .40%     .40%        .40%

                            Credit       MFS          MFS
                            Suisse     Emerging      Money
         Net Assets         Value       Growth       Market
    --------------------   --------   ----------   ---------
    First $100 Million     .50%           .40%     .30%
    Next $100 million      .50%           .40%     .30%
    Next $300 million      .50%           .40%     .25%
    Over $500 million      .50%           .40%     .25%
    Over $1 billion        .50%           .40%     .25%


                             MFS
                             High        Janus        Barclay's
         Net Assets       Yield Bond    Balanced   S&P 500 Index
    -------------------   ----------    --------   -------------
    First $100 Million     .40%            .55%      .05%
    Next $100 million      .40%            .50%      .05%
    Next $300 million      .40%            .50%      .05%
    Over $500 million      .40%            .45%     .025%
    Over $1 billion        .40%            .45%      .01%


                                      Lombard Odier
                           Strong     International
          Net Assets       Growth        Equity
    -------------------   --------   --------------
    First $25 million     .60%             .50%
    Next $75 million      .50%             .50%
    Next $50 million      .40%             .50%
    Over $150 million     .30%             .50%

    Templeton International Securities Fund: Class 2.


                                                           Total
                       Other                              Annual
                     Expenses         Distribution        Expenses
     Management   (After Expense           Fee         (After Expense
       Fee        Reimbursement)         (12b-1)        Reimbursement)
    ------------   ----------------   --------------   ---------------
    .69%              .19%              .25%             1.13%



    The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus. On 2/8/00, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.65%, Distribution and Service Fees 0.25%, Other Expenses 0.20%, and Total Fund Operating Expenses 1.10%.


    Fidelity VIP and VIP II


                                                     Total
                        Management       Other       Annual
    Fidelity VIP           Fee         Expenses     Expenses
    ------------      ------------   ----------   ---------
    Equity-Income           .48%          .08%     .56%
    Growth                  .58%          .07%     .65%

    Fidelity VIP II
    ---------------
    Contrafund              .58%          .07%     .65%



    MFS Variable Insurance Trust



                                                           Total
                              Management       Other       Annual
                                  Fee        Expenses     Expenses
                              ------------   ----------   ---------
    MFS Research Series           .75%          .11%     .86%
    MFS Utilities Series          .75%          .16%     .91%



    Oppenheimer Variable Account Funds



                                                             Total
                                Management       Other       Annual
                                    Fee        Expenses     Expenses
                               ------------   ----------   ---------
    Strategic Bond Fund/VA          .74%          .04%     .78%
    Bond Fund/VA                    .72%          .01%     .75%


    Certain of the unaffiliated Portfolio advisers reimburse us for administrative costs incurred in connection with administering the Funds as variable funding options under the Policy. These reimbursements are paid by the advisers and are not charged to the Portfolios.


    For further details on each Portfolio's expenses please refer to that Portfolio's prospectus. Additional copies of each Portfolio's prospectus and the Statement of Additional Information for each Portfolio may be obtained free of charge by calling (800)258-3648 x7719.

    Other Charges

    We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes payable by us on the assets attributable to that Division. Although we currently make no charge, we reserve the right to charge you an administrative fee, not to exceed $50, to cover the cost of preparing any additional illustrations of current Accumulation and Surrender Values and current mortality assumptions which you may request after the Policy Date.


    allocation of premiums
--------------------------------------------------------------------------------

    You may allocate all or a part of your Net Premiums to the Divisions currently available under your Policy or you may allocate all or a part of your Net Premiums to the General Account.


>   THE PORTFOLIOS

    The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums applied to the Separate Account will be invested in the Portfolios in accordance with your selection. Portfolios may be added or withdrawn as permitted by applicable law. We reserve the right to limit the total number of Portfolios you may elect to 17 over the lifetime of the Policy or to increase the total number of Portfolios you may elect. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only through the purchase of variable annuities or variable life insurance policies (See Mixed and Shared Funding).

    The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment in some of the Portfolios involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios is best suited to your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.

    o JPVF International Equity Portfolio seeks long-term capital appreciation through investments in securities whose primary trading markets are outside the United States.

    o JPVF World Growth Stock Portfolio seeks to achieve long-term capital growth through a policy of investing primarily in stocks of companies organized in the United States or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.

    o JPVF Global Hard Assets Portfolio seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities". Hard Asset Securities include equity and debt securities of "Hard Asset Companies", that are directly or indirectly engaged in the exploration, development, production or distribution of one or more of the following: precious metals; ferrous and non-ferrous metals; oil and gas, petroleum, petrochemicals or other hydrocarbons; forest productions; real estate; and other basic non-agricultural commodities. Income is a secondary consideration.

    o JPVF Emerging Growth Portfolio seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio's investment objective of long-term growth.

    o JPVF Capital Growth Portfolio seeks capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.

    o JPVF Small Company Portfolio seeks to achieve growth of capital. The Portfolio pursues its objective by investing primarily in a diversified portfolio of equity securities issued by small companies, which are defined as companies with market capitalization equal to or less than the largest company in the Russell 2000[TM] Index.

    o JPVF Growth Portfolio seeks capital growth by investing primarily in equity securities that the Sub-Investment Manager believes have above-average growth prospects.

    o JPVF S&P 500 Index Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

    o JPVF Value Portfolio (formerly JPVF Growth and Income Portfolio) seeks long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, seeks a reasonable level of current income.

    o JPVF Balanced Portfolio seeks reasonable current income and long-term capital growth, consistent with conservation of capital, by investing primarily in common stocks and fixed income securities.

    o JPVF High Yield Bond Portfolio seeks a high level of current income by investing primarily in corporate obligations with emphasis on higher yielding, higher risk, lower-rated or unrated securities. These securities may be considered speculative and involve greater risks, including risk of default, than higher rated securities.

    o JPVF Money Market Portfolio seeks to achieve as high a level of current income as is consistent with preservation of capital and liquidity. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government.

    o Fidelity Variable Insurance Products Fund-- Growth Portfolio seeks capital appreciation by investing primarily in common stocks.

    o Fidelity Variable Insurance Products Fund-- Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.

    o Fidelity Variable Insurance Products Fund II--Contrafund Portfolio seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.

    o MFS Variable Insurance Trust--Research Series seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in equity securities of companies believed to possess better-than-average prospects for long-term growth.

    o MFS Variable Insurance Trust--Utilities Series seeks capital growth and current income (incomes above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the Adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

    o Oppenheimer Variable Account Funds-- Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Portfolio intends to invest principally in: (i) foreign government and corporate debt securities, (ii) U.S. Government securities, and (iii) lower-rated high yield domestic debt securities, commonly known as "junk bonds", which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities. These securities may be considered to be speculative.

    o Oppenheimer Variable Account Funds-- Bond Fund/VA primarily seeks a high level of current income from investment in high yield, fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, this Portfolio seeks capital growth when consistent with its primary objective.



    o Franklin Templeton Variable Insurance Products Trust--Templeton International Securities Fund seeks long-term capital growth. The fund will invest in equity securities of companies located outside the U.S., including those in emerging markets.


    Some of the above Portfolios may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal on debt instruments may involve higher risk of volatility to a Portfolio. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Portfolio for a discussion of the risks associated with an investment in those Portfolios. You should refer to the accompanying prospectuses of the Portfolios for more complete information about their investment policies and restrictions.


>   INVESTMENT ADVISERS FOR EACH OF THE FUNDS


    Jefferson Pilot Variable Fund, Inc. ("JPVF") The investment manager to JPVF is Jefferson Pilot Investment Advisory Corporation ("JP Investment

    Advisory"), an affiliate of the Company. JP Investment Advisory and JPVF have contracted with nine unaffiliated companies to act as sub-investment advisers to the Funds. They are:


    o JPVF International Equity Portfolio: Lombard Odier International Portfolio Management Limited ("Lombard Odier")


    o JPVF World Growth Stock Portfolio: Templeton Investment Council, Inc. ("TICI")


    o JPVF Global Hard Assets Portfolio: Van Eck Associates Corporation ("Van Eck")


    o JPVF Emerging Growth Portfolio: Massachusetts Financial Services Company ("MFS")

    o JPVF Capital Growth Portfolio: Janus Capital Corporation ("Janus")

    o JPVF Small Company Portfolio: Lord, Abbett & Co. ("Lord Abbett")

    o JPVF Growth Portfolio: Strong Capital Management, Inc. ("Strong")

    o JPVF S&P 500 Index Portfolio: Barclays Global Fund Advisors ("Barclays")

    o JPVF Value Portfolio: Credit Suisse Asset Management, LLC ("Credit
      Suisse")

    o JPVF Balanced Portfolio: Janus

    o JPVF High Yield Bond: MFS

    o JPVF Money Market Portfolio: MFS

    Fidelity Variable Insurance Products Fund--Fidelity Management and Research Company ("FMR")

    Fidelity Variable Insurance Products Fund II--FMR

    MFS Variable Insurance Trust--Massachusetts Financial Services Company
    ("MFS")

    Oppenheimer Variable Account Funds-- OppenheimerFunds, Inc. ("Oppenheimer")

    Franklin Templeton Variable Insurance Products Trust--Templeton Investment Counsel, Inc. ("TICI")

>   MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

    Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

>   FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

    We reserve the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for Portfolio shares already purchased or to be purchased in the future for the Division in connection with the Policy. We may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in our view, it has become inappropriate to continue investing in the shares of the Portfolio. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution, addition or deletion of securities will be made without prior notice to Policyowners, and without such prior approval of the SEC or other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

    We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions;

    (a) to operate the Separate Account in any form permitted by law;

    (b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

    (c) to transfer assets from one Division to another, or from any Division to our general account;

    (d) to add, combine, or remove Divisions in the Separate Account;

    (e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in "Charges and Fees--Other Charges" on page 10 above; and

    (f) to change the way we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.


    Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolio's shareholders. See accompanying Prospectuses for the Portfolios.


>   GENERAL ACCOUNT

    Interests in the General Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the General Account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

    The General Account is a fixed funding option available under the Policy. We guarantee a minimum interest rate of 4.0% on amounts in the General Account and assume the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Portfolios does not affect the General Account Value.

    The General Account is secured by our general assets. Our general assets include all assets other than those held in separate accounts sponsored by us or our affiliates. We will invest the assets of the General Account in those assets we chose, as allowed by applicable law. We will allocate investment income of such General Account assets between ourself and those policies participating in the General Account.

    We guarantee that, at any time, the General Account Value of your Policy will not be less than the amount of the Net Premiums allocated to the General Account, plus any monthly accumulation value adjustment, plus interest at an annual rate of not less than 4.0%, less the amount of any Withdrawals, Policy Loans or Monthly Deductions, plus interest at an annual rate of not less than 4.0%.

    If you do not accept the Policy issued as applied for or you exercise your "free look" option, no interest will be credited and we will retain any interest earned on the initial Net Premium.

    policy choices
    ----------------------------------------------------------------------------

>   GENERAL

    The Policy is designed to provide the Insured with lifetime insurance protection and to provide you with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. It provides life insurance coverage on the Insured with a Death Benefit payable on the Insured's Death. You are not required to pay scheduled premiums to keep the Policy in force and you may, subject to certain limitations, vary the frequency and amount of premium payments.


    To purchase a Policy, you must complete an application and submit it to us through the agent selling the Policy. The Policy is issued on a guaranteed or simplified issue basis. The Insured must be no younger than age 15 and no older than age 70. Smoking status is reflected in the current cost of insurance rates. Policies issued in certain States will not directly reflect the Insured's sex in either the premium rates or the charges or values under the Policy. We may reject an application for any reason.

    The minimum Specified Amount at issue is $25,000. We reserve the right to revise our rules to specify different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

>   DETAILED INFORMATION ABOUT THE POLICY

    This prospectus describes the standard Ensemble Exec flexible premium variable universal life insurance policy. There may be variations in your policy because of specific state requirements in the state where your Policy is issued. We will describe any such variations in your Policy or in Supplements to this Prospectus, as appropriate.


>   PREMIUM PAYMENTS


    The Policy is a flexible premium life insurance policy. This means that you may decide when to make premium payments and in what amounts. You must pay your premiums to us at our home office or through one of our authorized agents for forwarding to us. There is no fixed schedule of premium payment on the Policy either as to amount or frequency. You may determine, within certain limits, your own premium payment schedule. We will not bill premium payments for less than $250 ($50 for electronic fund transfers).


    We may require evidence of insurability if payment of a premium will result in an immediate increase in the difference between the Death Benefit and the Accumulation Value.


    In order to help you obtain the insurance benefits you desire, we will state a Planned Periodic Premium and Premium Frequency in the Policy. This premium will generally be based on your insurance needs and financial abilities, the Specified Amount of the Policy and the Insured's age, sex and risk class. You are not required to pay Planned Periodic Premiums. If you do not pay a Planned Periodic Premium, your Policy will not lapse, so long as the Policy's Net Accumulation Value is sufficient to pay the Monthly Deduction. Payment of the Planned Periodic Premiums will not guarantee that your Policy will remain in force. (See "Grace Period")


>   MODIFIED ENDOWMENT CONTRACT

    The Policy will be allowed to become a Modified Endowment contract under the Internal Revenue Code only with your consent. Otherwise, if at any time the premiums paid under the Policy exceed the limit for avoiding modified endowment contract status, we will refund the excess premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within that 60-day period, we will hold the excess premium in a separate deposit fund and credit it with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. We may also notify you of other options available to you to keep the Policy in compliance.

>   COMPLIANCE WITH THE INTERNAL REVENUE CODE

    The Policy is intended to qualify as life insurance under the Internal Revenue Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, we will refund the excess premium to you with interest within 60 days after the end of the Policy Year in which it was received. If, for any reason, we do not refund the excess premium within the 60-day period, such amount will be held in a separate deposit fund and will be credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds.

    We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the policy to fail to qualify as life insurance under the Code.

    Backdating

    Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed but no earlier than six months prior to state approval of the Policy. Backdating may be desirable so that you can purchase a particular Policy Specified Amount for lower Cost of Insurance Rate based on a younger insurance age. For a backdated Policy, we will assess policy fees and charges from the Policy Date. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account.

    Allocation of Premiums


    We will allocate premium payments, net of the premium tax charge, Federal DAC tax charge and Premium Load, plus interest earned prior to the Allocation Date, among the General Account and the divisions of the Separate Account in accordance with your directions to us. The minimum percentage of any net premium payment allocated to any division or the General Account is 5% and allocation percentages must be in whole numbers only. Your initial premium (including any interest) will be allocated, as you instructed, on the Allocation Date. Your subsequent premiums will be allocated as of the date they are received in our Service Office. Prior to the Allocation Date, the initial net premium, and any other premiums received, will be allocated to the General Account. (See "Right of Policy Examination")


    You may change your premium allocation instructions at any time. Your request may be written or by telephone, so long as the proper telephone authorization is on file with us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after you notify us. We will send you confirmation of the change. (See "Transfers and Allocations to Funding Options")


    You will be advised at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the General Account Value, and the Accumulation Value.


>   DEATH BENEFIT OPTIONS

    At the time of purchase, you must choose between the available Death Benefit Options. The amount payable upon the Death of the Insured depends upon which Death Benefit Option you choose.

    Option 1: The Death Benefit will be the greater of the current Specified Amount or the Accumulation Value on the Death of the Insured multiplied by the corridor percentage, as described below.

    Option 2: The Death Benefit equals the greater of the current Specified Amount plus the Accumulation Value on the Death of the Insured or the Accumulation Value on the date of death multiplied by the corridor percentage, as described below.

    Option 3: The Death Benefit equals the current specified amount plus the total premiums paid less any withdrawals to the date of death. If the total of the withdrawals exceeds the premiums paid then the Death Benefit will be less than the Specified Amount.

    The corridor percentage is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the federal tax laws.

    Death Benefit Qualification Test


    You will also choose between the two Death Benefit qualification tests, the cash value accumulation test and the guideline premium test. Once you have made your choice, the Death Benefit qualification test cannot be changed.


    The guideline premium test limits the amount of premium payable for an Insured of a particular age and sex. It also applies a prescribed corridor percentage to determine a minimum ratio of Death Benefit to Accumulation Value.


    Following are the Corridor Percentages under the Guideline Premium Test:

                              Corridor Percentages

                       (Attained Age of the Insured at the
                         Beginning of the Contract Year)




      Age      %      Age       %      Age       %       Age       %
    ------  ------   -----   ------   -----   ------   -------   -----
    0-40    250%      50     185%      60     130%       70      115%
     41     243       51     178       61     128        71      113
     42     236       52     171       62     126        72      111
     43     229       53     164       63     124        73      109
     44     222       54     157       64     122        74      107
     45     215       55     150       65     120       75-90    105
     46     209       56     146       66     119        91      104
     47     203       57     142       67     118        92      103
     48     197       58     138       68     117        93      102
     49     191       59     134       69     116       94+      101


    The cash value accumulation test requires that the Death Benefit be sufficient to prevent the Accumulation Value, as defined in Section 7702 of the Code, from ever exceeding the net single premium required to fund the future benefits under the Policy. If the Accumulation Value is ever greater than the net single premium at the Insured's age and sex for the proposed Death Benefit, the Death Benefit will be automatically increased by multiplying the Accumulation Value by a corridor percentage that is defined as $1000 divided by the net single premium.

    The tests differ as follows:

    (1) the guideline premium test limits the amount of premium that you can pay into your Policy; the cash value accumulation test does not.

    (2) the factors that determine the minimum Death Benefit relative to the Policy's Accumulation Value are different. Required increases in the minimum Death Benefit due to growth in Accumulation Value will generally be greater under the cash value accumulation test.

    (3) If you wish to pay premiums in excess of the guideline premium test limitation, you should elect the cash value accumulation test. If you do not wish to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

    You should consult with a qualified tax adviser before choosing the Death Benefit Qualification Test.

    The following example demonstrates the Death Benefits under Options 1, 2 and 3 for the cash value accumulation test and the guideline premium test. The example shows an Ensemble III Policy issued to a male, non-smoker, Age 45, at the time of calculation of the Death Benefit. The Policy is in its 10th Policy Year and there is no outstanding Policy Debt.

                                              Cash Value      Guideline
                                             Accumulation      Premium
                                                 Test           Test
                                            --------------   ----------
    Specified Amount ....................    100,000          100,000
    Accumulation Value ..................     52,500           52,500
    Corridor Percentage .................        294%             215%
    Total Premiums less Withdrawals.....      15,000           15,000
    Death Benefit Option 1 ..............    154,088          112,875
    Death Benefit Option 2 ..............    154,088          152,500
    Death Benefit Option 3 ..............    154,088          115,000

    Under any of the Death Benefit Options, the Death Benefit will be reduced by a Withdrawal. (See "Withdrawals") The Death Benefit payable under any of the Options will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

    The Death Benefit will be set at 101% of the Cash Value on the Policy Anniversary Date nearest the Insured's Attained Age 100.

    After we issue the Policy, you may, subject to certain restrictions, change the Death Benefit selection by sending us a request in writing. If you change the Death Benefit Option from Option 2 to Option 1, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit option from Option 1 to Option 2, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit Option from Option 3 to Option 2, the Specified Amount will be increased by the Premiums paid to the date of the change less any withdrawals and then will be decreased by the Accumulation Value in the date of the change. If you change the Death Benefit from Option 3 to Option 1, the Specified Amount will be increased by the Premiums paid less any withdrawals, to the date of the change. You may not change from Options 1 or 2 to Option 3. If a change would result in an immediate change in the Death Benefit, such change will be subject to evidence of insurability.

>   TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS


    You may transfer all or part of the Accumulation Value to any other Division or to the General Account at any time. Funds may be transferred between the Divisions or from the Divisions to the General Account. We currently permit 12 transfers per year without imposing any transfer charge. For transfers over 12 in any Policy Year, we will impose a transfer charge of $50, which we will deduct on a pro rata basis from the Division or Divisions or the General Account into which the amount is transferred, unless you specify otherwise. We will not impose a Transfer Charge on the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account to the Divisions on the Allocation Date, or on loan repayments. We will not impose a Transfer Charge for transfers under the Dollar Cost Averaging or Portfolio Rebalancing features. You may currently make up to 20 transfers per Policy Year. Transfers of any Net Premium payments received prior to the Allocation Date from the General Account to the Divisions on the Allocation Date, loan repayments, transfers in connection with Dollar Cost Averaging and transfers in connection with Portfolio Rebalancing will not count against the 20 transfers. We reserve the right to modify transfer privileges and charges.


    You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

    Except for transfers in connection with Dollar Cost Averaging, Automatic Portfolio Rebalancing and loan repayments, we allow transfers out of the General Account to the Divisions only once in every 180 days and limit their amount to the lesser of (a) 25% of the Accumulation Value in the General Account not being held as loan collateral, or (b) $100,000. Any other transfer rules, including minimum transfer amounts, also apply. We reserve the right to modify these restrictions.

    We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to the General Account. A transfer from the General Account to the Divisions of the Separate Account will be subject to the transfer charge unless it is one of the first 12 transfers in a Policy Year and except for the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account and loan repayments.


    We reserve the right to refuse or restrict transfers made by third-party agents on behalf of Policyowner or pursuant to market timing services when we determine that such transfers will be detrimental to the Portfolios, Policyowner the Separate Account or you.


>   TELEPHONE TRANSFERS, LOANS AND REALLOCATIONS

    You, your authorized representative, or a member of his/her administrative staff may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing or by telephone. In order to make telephone transfers, you must complete a written telephone transfer authorization form and return it to us at our Home Office. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified.

    We may also permit loans to be made by telephone, provided that your authorization form is on file with us. Only you may request loans by telephone.


    We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.

>   AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)


    Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals generally results in acquiring more of the item when prices are low and less of it when prices are high.


    You may establish automated transfers of a specific dollar amount (the "Periodic Transfer Amount") on a monthly, quarterly or semi-annual basis from the Money Market Division or the General Account to any other Portfolio or to the General Account. You must have a minimum of $3,000 allocated to either the Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $250. A minimum of 5% of the Periodic Transfer Amount must be transferred to any specified Division. There is no additional charge for the program. You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give us at least 30 days' notice to change any automated transfer instructions that are currently in place. We reserve the right to suspend or modify automated transfer privileges at any time.

    You may elect an Automatic Portfolio Rebalancing feature which provides a method for reestablishing fixed proportions between various types of investments on a systematic basis. Under this feature, we will automatically readjust the allocation between the Divisions and the General Account to the desired allocation, subject to a minimum of 5% per Division or General Account, on a quarterly, semi-annual or annual basis. There is no additional charge for the program.

    You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time. We will make transfers and adjustments pursuant to these features on the Policy's Monthly Anniversary Date in the month when the transaction is to take place, or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features are not subject to the transfer fee and do not count toward the 12 free transfers or the 20 transfer maximum currently allowed per year.


    Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, you should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, you should carefully consider market conditions and each Portfolio's investment policies and related risks before electing to participate in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs.


    policy values
    ----------------------------------------------------------------------------

>   ACCUMULATION VALUE

    The Accumulation Value of Your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. We calculate Your Policy's Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy's Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional net premiums paid, any withdrawals, any policy loans, and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

    On the Allocation Date, the Accumulation Value in the Separate Account (the "Separate Account Value") equals the initial premium payments, less the premium load and the State Premium Tax and Federal DAC Tax Charges, plus interest earned prior to the Allocation Date, and less the Monthly Deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for Your Policy on the Allocation Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is

    (i) the Accumulation Value in the Division on the preceding Valuation Date multiplied by the net investment factor, described below, for the current Valuation Period, plus

    (ii) any Net Premium we receive during the current Valuation Period which is allocated to the Division, plus

    (iii) all Accumulation Value transferred to the Division from another Division or the General Account during the current Valuation Period, minus

    (iv) the Accumulation Value transferred from the Division to another Division or the General Account and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, minus

    (v) all withdrawals from the Division during the current Valuation Period.

    Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the monthly deduction and increased by any Accumulation Value Adjustment allocated to the Divisions.

    We will calculate a guaranteed monthly Accumulation Value Adjustment at the beginning of the second Policy Year and every Policy Year thereafter. The adjustment will be allocated among the General Account and the Divisions in the same proportion as premium payments. The adjustment is calculated as (i) multiplied by the total of (ii) plus (iii) minus (iv), but not less than zero, where:

    (i) is the lesser of .0333% and the excess of the monthly mortality and expense risk charge currently assessed over .01666% in Policy Years 2 through 25 and the lesser of .02083% and the excess of the monthly mortality and expense risk charge currently assessed over .008333% in Policy Years 26 and thereafter;

    (ii) is the amount allocated to the Divisions at the beginning of the Policy Year;

    (iii) is the Type B loan balance at the beginning of the Policy Year; and

    (iv) is the Guideline Single Premium at issue under Section 7702 of the Code, adjusted for any increases in Specified Amount.

    See "Policy Loans" for a description of Type B loans.

>   UNIT VALUES

    We credit Units to you upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium payment by the unit value of the Division to which you have allocated the payment. We determine each Division's unit value on each Valuation Date. The number of units credited to your Policy will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division's units will vary depending on the investment performance of the corresponding Portfolio, as well as any expenses charged directly to the Separate Account.

    The initial Unit Value of each Division's units was $10.00. Thereafter, the Unit Value of a Division on any Valuation Date is calculated by multiplying the Division's Unit Value on the previous Valuation Date by the Net Investment Factor for the Valuation Period then ended.

>   NET INVESTMENT FACTOR

    The Net Investment Factor measures each Division's investment experience and is used to determine changes in Unit Value from one Valuation Period to the next. We calculate the Net Investment Factor by dividing (1) by (2) and subtracting (3) from the result, where:

    (1) is the sum of:

        (a) the Net Asset Value of a Fund share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

        (b) the per share amount of any dividend or capital gain distributions made for shares held in the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

    (2) is the Net Asset Value of a Fund share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

    (3) is the daily charge representing the Mortality & Expense Risk Charge. This charge is equal, on an annual basis, to a percentage of the average daily Net Asset Value of Fund shares held in the Separate Account for that Division.

    Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.


>   GENERAL ACCOUNT VALUE


    The General Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Separate Account, plus interest credited to those amounts. Amounts allocated to the General Account, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.



>   SURRENDER VALUE

    The Surrender Value of the Policy is the amount you can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Net Accumulation Value on the date of surrender; plus (b) a Refund of Sales Charges if the surrender takes place in the first two Policy Years.


    policy rights
    ----------------------------------------------------------------------------

>   SURRENDERS

    By Written Request, you may surrender the Policy for its Surrender Value at any time while the Insured is alive. All insurance coverage under the Policy will end on the date of the Surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which we agree and that we make available. (See Right to Defer Payment, Policy Settlement and Payment of Benefits)

>   WITHDRAWALS


    By Written Request, you may, at any time after the expiration of the Free Look Period, make withdrawals from the Policy. A charge equal to the lesser of $50 or 2% of the Withdrawal will be deducted from the amount of the Accumulation Value which you withdraw.

    The minimum amount of any withdrawal after the charge is applied is $500. The amount you withdraw cannot exceed the Net Accumulation Value.

    Withdrawals will generally affect the Policy's Accumulation Value and the life insurance proceeds payable under the Policy as follows.

    o The Policy's Accumulation Value will be reduced by the amount of the withdrawal plus the $50 charge;

    o The Death Benefit will be reduced by an amount equal to the reduction in Accumulation Value.

    If the Death Benefit Option for the Policy is Option 1, a withdrawal will reduce the Specified Amount. However, we will not allow a withdrawal if the Specified Amount will be reduced below $50,000.


    If the Death Benefit Option for the Policy is Option 2, a withdrawal will reduce the Accumulation Value, usually resulting in a dollar-for-dollar reduction in the Death Benefit.

    If the Death Benefit Option for the Policy is Option 3, a Withdrawal will result in a dollar-for-dollar reduction in the Death Benefit.

    You may allocate a withdrawal among the Divisions and the General Account. If you do not make such an allocation, we will allocate the withdrawal among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the General Account Value, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt. (See Right to Defer Payment, Policy Changes and Payment of Benefits)

>   GRACE PERIOD


    Generally, on any Monthly Anniversary Date, if your Policy's Net Accumulation Value is insufficient to satisfy the Monthly Deduction, we will allow you 61 days of grace for payment of an amount sufficient to continue coverage. We call this "lapse pending status".


    Written notice will be mailed to your last known address, according to Our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

    The Policy will stay in force during the Grace Period. If the Insured dies during the Grace Period, we will reduce the Death Benefit by the amount of any Monthly Deduction due and the amount of any outstanding Policy Debt.

    If payment is not made within 61 days after the Monthly Anniversary Day, the Policy will terminate without value at the end of the Grace Period.

>   REINSTATEMENT OF A LAPSED OR TERMINATED POLICY

    If the Policy terminates as provided in its Grace Period provision, you may reinstate it. To reinstate the Policy, the following conditions must be met:

    o   The Policy has not been fully surrendered.

    o You must apply for reinstatement within 5 years after the date of termination and before the Insured's Attained Age 100.

    o   We must receive evidence of insurability satisfactory to us.

    o We must receive a premium payment sufficient to keep the Policy in force for the current month plus two additional months.

    o If a loan was outstanding at the time of lapse, we will require that either you repay or reinstate the loan.

    o Supplemental Benefits will be reinstated only with our consent. (See Grace Period and Premium Payments)


>   COVERAGE BEYOND INSURED'S ATTAINED AGE 100

    At the Insured's Attained Age 100, we will make several changes to your Policy. At that point and thereafter, the Specified Amount will equal the current Accumulation Value. The Death Benefit will be set to Option 1 and will equal 101% of the Specified Amount less Policy Debt. We will no longer deduct any Cost of Insurance charges or monthly Administrative Charges, the Monthly Accumulation Value Adjustment will cease and no new premiums will be accepted.

>   RIGHT TO DEFER PAYMENT

    Payments of any Separate Account Value will be made within 7 days after our receipt of your Written Request. However, we reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of Full Surrender and Withdrawal Values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

    Payment of any General Account Value may be deferred for up to six months, except when used to pay amounts due us.

>   POLICY LOANS


    We will grant loans at any time after the expiration of the Right of Policy Examination. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 100% of Net Accumulation Value at the end of the Valuation Period during which the loan request is received.


    We will usually disburse loan proceeds within seven days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See "OTHER MATTERS--Postponement of Payments". We may, in our sole discretion, allow you to make loans by telephone if you have filed a proper telephone authorization form with us. So long as your Policy is in force and the Insured is living, you may repay your loan in whole or in part at any time without penalty.

    Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. You may allocate a policy loan among the Divisions of the Separate Account and the existing General Account value that is not already allocated to secure a Policy Loan, and we will transfer Separate Account Value as you have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account, which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account Value equal to Policy Debt will accrue interest daily at an annual rate of 4%.

    We will charge interest on any outstanding Policy Debt with the interest compounded annually. There are two types of loans available. A Type A loan is charged the same interest rate as the interest credited to the amount of the Accumulation Value held in the General Account to secure loans, which is an effective annual rate of 4%. The amount available at any time for a Type A loan is the maximum loan amount, less the Guideline Single Premium at issue, adjusted on a pro rata basis for increases in Specified Amount, as set forth in the Code, less any outstanding Type A loans. Any other loans are Type B loans. A Type B loan is charged an effective annual interest rate of 5%. One loan request can result in both a Type A and a Type B loan. A loan request will first be granted as a Type A loan, to the extent available, and then as a Type B loan. All loans become Type A loans at attained age 100. Otherwise, once a loan is granted, it remains a Type A or Type B loan until it is repaid. Interest is due and payable at the end of each Policy Year and any unpaid interest due becomes loan principal.


    If Policy Debt exceeds Accumulation Value, we will notify you and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Accumulation Value or the Policy will lapse and terminate without value (See "Grace Period"). If this happens, you may be taxed on the total appreciation under the Policy. However, you may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium. See "Reinstatement of a Lapsed Policy".


    You may repay the Policy Debt, in whole or in part, at any time during the Insured's life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, we will apply payments received from you as follows: we will apply payments as premium in the amount of the Planned Periodic Premium, received at the Premium Frequency, unless you specifically designate the payment as a loan repayment. We will apply payments in excess of the Planned Periodic Premium or payments received other than at the Premium Frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt.

    If you have both a Type A and a Type B loan, we will apply repayments first to the Type B loan and then to the Type A loan. Upon repayment of all or part of the Policy Debt, we will transfer the Policy's Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the General Account in the same proportion in which the loan was taken.


    An outstanding loan amount will decrease the Surrender Value available under the Policy. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding Policy Loan. Furthermore, even if you repay the loan, the amount of the Death Benefit and the Policy's Surrender Value may be permanently affected since the Loan Value is not credited with the investment experience of the Funds.


>   POLICY CHANGES

    You may make changes to your Policy, as described below, by submitting a Written Request to our Home Office. Supplemental Policy Specification pages and/or a notice confirming the change will be sent to you once the change is completed.

    Increase or Decrease in Specified Amount

    You may increase the Specified Amount of this Policy after the 1st Policy Year, so long as you are under attained age 86 and you send us a written request and the Policy to Our home office. However:


    o Any increase must be at least $25,000 for a fully underwritten issue and $5,000 for a simplified or guaranteed issue

    o   Any decrease must be at least $25,000


    o   Any increase or decrease will affect your cost of insurance charge

    o Any increase or decrease may affect the monthly Accumulation Value Adjustment


    o   We may require evidence of insurability for an increase

    o Any increase will affect the amount available for a Type A loan, but a decrease will not have any such effect

    o Any increase will be effective on the Monthly Anniversary Date after the Date of Receipt of the request

    o We will assess a charge against the Accumulation Value on the Monthly Anniversary Date that an increase takes effect. This charge is an amount per $1000 of increase in Specified Amount, which varies by sex, attained age, and rating class of the Insured at the time of the increase


    o Any increase will result in a new Acquisition Charge for the 120 months following the increase;


    o Any decrease may result in federal tax implications (See "Federal Tax Matters")


    o   No decrease may decrease the Specified Amount below $25,000.


    o Any decrease will first apply to coverage provided by the most recent increase, then to the next most recent, and so on, and finally to the coverage under the original application

    o We will allow increases in Specified Amount at any time, so long as the Policy is issued as a 1035 exchange and the increase is needed to avoid the Policy becoming a modified endowment contract because of additional 1035 exchange money we receive after the policy is issued

    Change in Death Benefit Option

    Any change in the Death Benefit Option is subject to the following conditions:


    o The change will take effect on the Monthly Anniversary Date on or next following the date on which your Written Request is received.


    o Evidence of insurability may be required if the change would result in an increase in the difference between the Death Benefit and the Accumulation Value.

    o If you change from Option 1 to Option 2 the Specified Amount will be decreased by the Accumulation Value.

    o If you change from Option 2 to Option 1, the Specified Amount will be increased by the Accumulation Value.

    o If you change from Option 3 to Option 1, the Specified Amount will be increased by the total premiums paid less any withdrawals.

    o If you change from Option 3 to Option 2, the Specified Amount will be increased by the total premiums paid less any withdrawals, and decreased by the Accumulation Value.

    o Changes from Option 1 to 2 or from Option 3 to Option 1 or 2 will be allowed at any time while this Policy is in force, We will not require evidence of insurability for this change, so long as the Specified Amount is adjusted to make the difference between the Death Benefit and the Accumulation Value after the change in Death Benefit Option the same as it was before the change.

    If the change decreases the Specified Amount below the minimum of $25,000, we will increase the Specified Amount to $25,000.


    Changes from Option 2 to 1 will be allowed at any time while this Policy is in force. The new Specified Amount will be increased to equal the Specified Amount plus the Accumulation Value as of the date of the change. (See Surrender Charge and Right of Policy Examination) Changes to Option 3 are not allowed.


>   RIGHT OF POLICY EXAMINATION ("FREE LOOK PERIOD")

    The Policy has a free look period during which you may examine the Policy. If for any reason you are dissatisfied, you may return the Policy to us at our Service Office or to our representative within 10 days of delivery of the Policy to you (or within a different period if required by State law). Return the Policy to Jefferson Pilot Financial Insurance Company at One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. We will return to you within seven days all payments we received on the Policy. Prior to the Allocation Date, we will hold the initial Net Premium, and any other premiums we receive, in our General Account. We will retain any interest earned if the Free Look right is exercised, unless otherwise required by State law.

>   SUPPLEMENTAL BENEFITS

    The supplemental benefits currently available as riders to the Policy include the following:

    o Accelerated Benefit Rider--pays a portion of the Death Benefit upon occurrence of critical or terminal illness or nursing home confinement, subject to the terms of the rider.

    o Accidental Death Benefit Rider--provides a benefit in the event of accidental death, subject to the terms of the rider.

    o Automatic Increase Rider--allows for scheduled annual increases in Specified Amount, subject to the terms of the rider.

    o Children's Term Insurance Rider--provides increments of level term insurance on the Insured's children, subject to the terms of the rider.

    o Death Benefit Maintenance Rider--provides a death benefit beyond the Insured's age 100, subject to the terms of the rider.

    o Disability Waiver of Deductions--waives monthly deductions in the event of disability before age 65, subject to the terms of the rider.

    o Disability Waiver of Specified Premium-- deposits a specified premium monthly into the Policy if the Insured is disabled before age 65, subject to the terms of the rider.

    o Guaranteed Death Benefit Rider--guarantees that the Policy will stay in force during the guarantee period with a Death Benefit equal to the Specified Amount, subject to the terms of the rider.

    o Guaranteed Insurability Rider--provides that the Insured can purchase additional insurance at certain future dates without evidence of insurability, subject to the terms of the rider.

    o Spouse Term Rider--provides coverage on the spouse of the insured, subject to the terms of the rider.

    o Supplemental Coverage Rider--provides additional coverage to the Policy, subject to the terms of the rider.


    These riders may not be available in all states. All riders are available in Policies issued on an individual basis. For Policies issued on a simplified issue or guaranteed issue basis, only the Supplementary Coverage Rider, the Death Benefit Maintenance Rider and the Guaranteed Death Benefit Rider are available.


    Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are described in Your Policy.

    death benefit
    ----------------------------------------------------------------------------

    The Death Benefit under the Policy will be paid in a lump sum unless you or the beneficiary have elected that they be paid under one or more of the available Settlement Options.

    Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for the beneficiary and deem it irrevocable. You may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the Death of the Insured, unless you have made an irrevocable election.

    All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as we may choose to make available in the future.

    If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

    (See "Right to Defer Payment" and "Policy Settlement")

    policy settlement
    ----------------------------------------------------------------------------

    We will pay proceeds in whole or in part in the form of a lump sum or the Settlement Options available under the Policy upon the death of the Insured or upon Surrender.

    A Written Request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at our Home Office. If you have not elected a Settlement Option when the

    Death Benefit becomes payable to the beneficiary, that beneficiary may make the election.


>   SETTLEMENT OPTIONS

    The following Settlement Options are available under the Policy:

    Option A--Installments of a specified amount. Payments of an agreed amount to be made monthly until the proceeds and interest are exhausted.

    Option B--Installments for a specified period. Payments to be made monthly for an agreed number of years.

    Option C--Life Income. Payments to be made each month for the lifetime of the payee. We guarantee that payments will be made for a minimum of 10, 15 or 20 years, as agreed upon.

    Option D--Interest. We will pay interest on the proceeds we hold, calculated at the compound rate of 3% per year. We will make interest payments at 12, 6, 3 or 1 month intervals.

    Option E--Interest: Retained Asset Account (Performance Plus Account). We will pay interest on the proceeds we hold, based on the floating 13-week U.S. Treasury Bill rate fixed quarterly. The payee can write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum of $250.

    The interest rate for Options A, B and D will not be less than 3% per year. The interest rate for Option C will not be less than 2.5% per year. The interest rate for Option E will not be less than 2% per year.

    Unless otherwise stated in the election of any option, the payee of the policy benefits shall have the right to receive the withdrawal value under that option. For Options A, D and E, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Option B, the withdrawal value shall be the commuted value of the remaining payments. We will calculate this withdrawal value on the same basis as the original payments. For Option C, the withdrawal value will be the commuted value of any remaining guaranteed payments. If the payee is alive at the end of the guarantee period, we will resume the payment on that date. The payment will then continue for the lifetime of the payee.

    If the payee of policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

    At least $25,000 of Policy proceeds must be applied to each settlement option chosen. We reserve the right to change payment intervals to increase payments to $250 each.

    Calculation of Settlement Option Values

    The value of the Settlement Options will be calculated as set forth in the Policy.

    the company
    ----------------------------------------------------------------------------


    Jefferson Pilot Financial Insurance Company ("JP Financial" or "the Company") is a stock life insurance company chartered in 1903 in Tennessee, redomesticated to New Hampshire in 1991 and redomesticated to Nebraska effective June 12, 2000. Prior to May 1, 1998, JP Financial was known as Chubb Life Insurance Company of America. In April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. Chubb Life changed its name to Jefferson Pilot Financial Insurance Company effective May 1, 1998. JP Financial's service center is located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.


    We are licensed to do life insurance business in forty-nine states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam and the Commonwealth of the Northern Mariana Islands.

    At December 31, 1999 the Company and its subsidiaries had total assets of approximately $6.2 billion and had $68 billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including the Company) were approximately $26.4 billion.


    We write individual life insurance and annuities. It is subject to Nebraska law governing insurance.

    Effective August 1, 2000, Alexander Hamilton Life and Guarantee Life Insurance Company ("GLIC") merged with and into the Company, with the Company as the surviving entity. Both Alexander Hamilton Life and GLIC were affiliates of the Company. Alexander Hamilton Life was a stock life company initially organized under the laws of the State of North Carolina in 1981, and reincorporated in the State of Michigan in September 1995. GLIC was a stock life insurance company incorporated under the laws of the state of Nebraska. GLIC originally was organized in 1901 as a mutual assessment association and, after a period as a mutual life insurance company, became a stock life insurance company on December 26, 1995.

    Upon the merger, the existence of Alexander Hamilton Life and GLIC ceased, and the Company became the surviving company. GLIC did not have any separate accounts or insurance contracts registered with the SEC. All of the Contracts issued by Alexander Hamilton Life before the merger were, at the time of the merger, assumed by the Company. The merger did not affect any provisions of, or rights or obligations under, those Contracts.

    In approving the merger on July 14, 2000, the boards of directors of the Company, Alexander Hamilton Life, and GLIC determined that the merger of three financially strong stock life insurance companies would result in an overall enhanced capital position and reduced expenses, which, together, would be in the long-term interests of their respective contract owners. On July 14, 2000, the 100% stockholders of the Company, Alexander Hamilton Life and GLIC voted to approve the merger. In addition, the Nebraska Department of Insurance has approved the merger.


    We are currently rated AAA (Superior) by Duff & Phelps, AAA (Superior) by Standard & Poor's Corporation and A+ (Superior) by A.M. Best and Company. These ratings do not apply to JPF Separate Account A, but reflect the opinion of the rating companies as to our relative financial strength and ability to meet its contractual obligations to its policyowners.

    directors and officers
    ----------------------------------------------------------------------------

                           MANAGEMENT OF JP FINANCIAL
                Executive Officers and Directors of JP Financial

                                    Directors

                                   Principal Occupation and
    Name                           Business Address
    -------------------------------------------------------------------------------------------
    Robert D. Bates .............. Executive Director
                                   8801 Indian Hills Drive
                                   Omaha, Nebraska 68114
    Dennis R. Glass .............. Executive Vice President
                                   (also serves as Executive Vice President, Chief Financial
                                   Officer of Jefferson-Pilot Corporation and Jefferson-Pilot
                                   Life Insurance Company)
                                   100 North Greene Street
                                   Greensboro, North Carolina 27401
    Kenneth C. Mlekush ........... President
                                   (also serves as Executive Vice President of Jefferson-Pilot
                                   Life Insurance Company)
                                   100 North Greene Street
                                   Greensboro, North Carolina 27401
    David A. Stonecipher ......... Chairman and Chief Executive Officer
                                   (also serves as President and Chief Executive Officer of
                                   Jefferson-Pilot Life Insurance Company)
                                   100 North Greene Street
                                   Greensboro, North Carolina 27401


                        Executive Officers (Other Than Directors)


    Name                               Position
    ----                               --------
    Charles C. Cornelio .............. Executive Vice President
    Leslie L. Durland ................ Executive Vice President
    John D. Hopkins .................. Executive Vice President, General Counsel
    John C. Ingram ................... Executive Vice President
    Reggie D. Adamson ................ Senior Vice President
    Ronald R. Angarella .............. Senior Vice President
    Charles P. Elam II ............... Senior Vice President, Annuity Actuary
    Bruce G. Parker, Jr. ............. Senior Vice President
    Hal B. Phillips, Jr. ............. Senior Vice President, Chief Life Actuary
    Hoyt J. Phillips ................. Senior Vice President
    Richard T. Stange ................ Senior Vice President, Deputy General Counsel
    James R. Abernathy ............... Vice President
    George Bentham ................... Vice President
    David K. Booth ................... Vice President
    H. Lusby Brown ................... Vice President
    Margaret O. Cain ................. Vice President
    John A. Cindia ................... Vice President
    Rebecca M. Clark ................. Vice President
    Richard C. Dielensnyder .......... Vice President

    Name                                   Position
    ----                                   --------
    Kenneth S. Dwyer ...................   Vice President
    Peter N. Ellinwood .................   Vice President
    Ronald H. Emery ....................   Vice President
    Randal J. Freitag ..................   Vice President
    Carol. A. Hardiman .................   Vice President
    James A. Hoffman, II ...............   Vice President and Associate General Counsel
    Donald M. Kane .....................   Vice President
    Patrick A. Lang ....................   Vice President
    Shari J. Lease .....................   Vice President
    James. E. MacDonald, Jr. ...........   Vice President
    Marvin L. Maynard ..................   Vice President
    Donna L. Metcalf ...................   Vice President
    W. Hardee Mills, Jr. ...............   Vice President
    Thomas E. Murphy, Jr. M.D. .........   Vice President and Medical Director
    Robert A. Reed .....................   Vice President, Secretary
    James M. Sandelli ..................   Vice President
    Russell C. Simpson .................   Vice President and Treasurer
    Francis A. Sutherland, Jr. .........   Vice President
    John A. Thomas .....................   Vice President
    John A. Weston .....................   Vice President
    Robert H. Whalen ...................   Vice President


    The officers and employees of JP Financial who have access to the assets of Separate Account A are covered by a fidelity bond issued by American International Group in the amount of $20,000,000.


    additional information
    ----------------------------------------------------------------------------

>   REPORTS TO POLICYOWNERS

    We will maintain all records relating to the Separate Account. At least once in each Policy Year, we will send you an Annual Summary containing the following information:


    1. A statement of the current Accumulation Value and Surrender Value since the prior report or since the Issue Date, if there has been no prior report;


    2. A statement of all premiums paid and all charges incurred;

    3. The balance of outstanding Policy Loans for the previous calendar year;

    4. Any reports required by the 1940 Act.

    We will promptly mail confirmation notices at the time of the following transactions:

    1. policy issue;

    2. receipt of premium payments;

    3. initial allocation among Divisions on the Allocation Date;

    4. transfers among Divisions;

    5. change of premium allocation;

    6. change between Death Benefit Options;

    7. increases or decreases in Specified Amount;

    8. withdrawals, surrenders or loans;

    9. receipt of loan repayments;

    10. reinstatements; and

    11. redemptions due to insufficient funds.

>   RIGHT TO INSTRUCT VOTING OF FUND SHARES

    In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares you have a right to vote will be determined as of a record date established by the Fund. The number of votes that you are entitled to direct with respect to a Fund will be determined by dividing your Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit your voting instructions by mail at least 14 days before any shareholders meeting.

    We will cast the votes at meetings of the shareholders of the Fund and our votes will be based on instructions received from Policyowners. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Fund in our right, we may elect to do so.

    We will vote Fund shares for which we do not receive timely instructions and Fund shares which are not otherwise attributable to Policyowners in the same proportion as the voting instruction which we receive for all Policies participating in each Fund through the Separate Account.

>   DISREGARD OF VOTING INSTRUCTIONS

    When required by state insurance regulatory authorities, we may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund. We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes.

    We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if we determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a fund would result in overly speculative or unsound investments. In the event that we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

>   STATE REGULATION

    The Policy will be offered for sale in all jurisdictions where we are authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities.

>   LEGAL MATTERS

    We know of no pending material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by our Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson Street, Suite 400, East Lobby, Washington, DC 20007-5201, serves as our Special Counsel with regard to the federal securities laws.

>   THE REGISTRATION STATEMENT

    We have filed a Registration Statement under the Securities Act of 1933 relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to SEC rules and regulations. You should refer to the instrument as filed to obtain any omitted information.



>   FINANCIAL STATEMENTS

    Our financial statements which are included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account. Our most current audited financial statements are as of the end of the most recent fiscal year.


>   EMPLOYMENT BENEFIT PLANS

    Employers and employee organizations should consider, in connection with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

>   DISTRIBUTION OF THE POLICY

    Jefferson Pilot Variable Corporation (JPVC), a North Carolina Corporation incorporated on January 13, 1970, will serve as principal underwriter of the securities offered under the Policy as defined by the federal securities laws. The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for us, are also registered representatives of broker-dealers who have entered into written sales agreements with JPVC. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.


    We will pay commissions under various schedules and accordingly commissions will vary with the form of schedule selected. In any event, commissions to registered representatives are not expected to exceed the following: 35% of first year target premium and 10% of first year excess premium; 20% of second through fifth year target premium and 6% of excess premium; and 3% of sixth through tenth year premium for target and excess. Compensation arrangements vary among broker-dealers. Override payments, expense allowances and bonuses based on specific production levels may be paid. Alternative Commission Schedules will reflect differences in up-front commissions versus ongoing compensation. Except as previously described in this prospectus, no separate deductions from premiums are made to pay sales commissions or sales expenses.


>   INDEPENDENT AUDITORS

    Ernst & Young, LLP, 200 Clarendon Street, Boston, Massachusetts are the independent auditors for the Separate Account and Ernst & Young, LLP, 300 North Greene Street, Greensboro, North Carolina, are the independent auditors for the Company. The services provided to the Separate Account include primarily the audits of the Separate Account's financial statements.

    group or sponsored arrangements
    ----------------------------------------------------------------------------

    Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

    We may modify the following types of charges for Policies issued in connection with group or sponsored arrangement: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

    We may also modify or eliminate certain charges or underwriting requirements for Policies issued in connection with an exchange of another JP Financial policy or a policy of any JP Financial affiliate.

    The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements and the criteria for applying a reduction or modification will generally reflect the reduced sales and administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. Reductions and modifications will not be made where prohibited by law and will not be unfairly discriminatory.

    tax matters
    ----------------------------------------------------------------------------

>   GENERAL

    Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on our understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

>   FEDERAL TAX STATUS OF THE COMPANY

    We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986 as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of our total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

    Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should it be imposed in the future.

>   LIFE INSURANCE QUALIFICATION

    The Policy contains provisions not found in traditional life insurance policies. However, we believe that it should qualify under the Code as a life insurance contract for federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be excludable from the gross income of the Policy's Beneficiary.

    Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the death benefit and the account value. If necessary, we will increase your death benefit to maintain compliance with Section 7702.

    The Policy is intended to qualify as life insurance under the Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, we will refund the premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within such 60-day period, the excess premium will be held in a separate deposit fund and credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision will be the excess premiums. We may notify you of other options available to you to keep your policy in compliance. You may also choose to have the Policy become a modified endowment contract.

    A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

    Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in death benefit option, the selection of additional benefits, the restoration of a terminated policy and certain other changes.

    If the benefits under your Policy are reduced, for example, by requesting a decrease in Face Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment unless you request a refund of the excess premium, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment or a modified endowment which terminates and is restored, will also be considered a modified endowment.

    If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income first) basis); distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

    A 10% penalty tax will apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

    To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the policy year it becomes a modified endowment contract and in any year thereafter, will be taxable income to you. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to you to the extent that accumulation value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includible in income, all modified endowment contracts that fail the above-described tests which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract.


    If the Insured reaches age 100, the Death Benefit will be set at 101% of the Accumulation Value of the Policy. We believe the Policy will continue to qualify as life insurance under the Code, however, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy proceeds were not distributed at that time.


    The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, you are advised to consult a tax adviser for more complete tax information, specifically regarding the applicability of the Code provisions to your situation.

    Under normal circumstances, if the Policy is not a modified endowment contract, loans received under the Policy will be construed as your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

    Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 Policy Years may create taxable income for you. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A partial withdrawal made after the first 15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

    If you make a partial withdrawal, surrender, loan or exchange of the Policy, we may be required to withhold federal income tax from the portion of the money you receive that is includible in your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before we make the payment. In addition, if you fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies Us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, you are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have federal income tax withheld is made. If you elect not to have federal income tax withheld, or if the amount withheld is insufficient, then you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that you consult with a tax adviser as to the tax implications of these matters.

    In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

    The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

    Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary.

    Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe we presently are and intend to remain in compliance with the diversification requirements as set forth in the regulations. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to you, income earned on a Policy would be taxable to you in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

    The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner's control of the investments of a segregated account may cause the Policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of Policyowner control as premium allocation, investment selection, transfer privileges and investment in a division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account A to be includible in the Policyowner's gross income in the year earned. However, we have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

    The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

>   CHARGES FOR JP FINANCIAL INCOME TAXES

    We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and we will include flexible premium life insurance operations in our tax return in accordance with these rules.

    Currently no charge is made against the Separate Account for our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to us on the Division or its assets. Under present laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. However, if they increase, we may decide to make charges for such taxes or provisions for such taxes against the Separate Account. We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

    miscellaneous policy provisions
    ----------------------------------------------------------------------------

>   THE POLICY

    The Policy which you receive, the application you make when you purchase the Policy, any applications for any changes approved by us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

    Application forms are completed by the applicants and forwarded to us for acceptance. Upon acceptance, the Policy is prepared, executed by our duly authorized officers and forwarded to you.

    We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to you.

>   PAYMENT OF BENEFITS


    All benefits are payable at our Service Office. We may require submission of the Policy before we grant Policy Loans, make changes or pay benefits.


>   SUICIDE AND INCONTESTABILITY

    Suicide Exclusion--In most states, if the Insured dies by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and we will refund premiums paid, without interest, less any Policy Debt and less any withdrawal. If the Insured commits suicide within 2 years of the effective date of any Increase in Specified Amount, our only liability with regard to the Increase will be for the sum of the Monthly Deductions for such Increase in Specified Amount.

    Incontestability--We will not contest or revoke the insurance coverage provided under the Policy after the Policy has been in force during the lifetime of the Insured for two years from the date of issue or reinstatement.

>   PROTECTION OF PROCEEDS

    To the extent provided by law, the proceeds of the Policy are not subject to claims by a Beneficiary's creditors or to any legal process against any Beneficiary.

>   NONPARTICIPATION

    The Policy is not entitled to share in our divisible surplus. No dividends are payable.

>   CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT


    Unless otherwise stated in the Policy, you may change the Policyowner and the Beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to us at our Service Office. After we have agreed, in writing, to the change, it will take effect as of the date on which your Written Request was signed.

    The Policy may also be assigned. No assignment of Policy will be binding on us unless made in writing and sent to us at our Service Office. We will use reasonable procedures to confirm that the assignment is authentic. Otherwise, we are not responsible for the validity of any assignment. Your rights and the Beneficiary's interest will be subject to the rights of any assignee of record.



>   MISSTATEMENTS

    If the age or sex of the Insured has been misstated in an application, including a reinstatement application, we will adjust the benefits payable to reflect the correct age or sex.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]
    appendix a
    ----------------------------------------------------------------------------


>   ILLUSTRATIONS OF ACCUMULATION VALUES, CASH VALUES AND DEATH BENEFITS


    Following are a series of tables that illustrate how the Accumulation Values, Surrender Values and Death Benefits of a policy change with the investment performance of the Portfolios. The tables show how the Accumulation Values, Surrender Values and Death Benefits of a Policy issued to an Insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio were a constant gross annual rate of 0%, 6%, and 12%. The tables on pages A-3 through A-13 illustrate a Policy issued to a male, age 45, under a standard rate non-smoker underwriting risk classification. The Accumulation Values, Surrender Values and Death Benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.

    The Surrender Value exceeds the Accumulation Value during the first two policy years due to the refund of Sales Charges feature.

    The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Surrender Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Surrender Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates as discounted, and that the mortality and expense risk charge and Premium Load are charged at current rates. The current cost of insurance rates are based on the sex, issue age, policy year, and rating class of the Insured, and the Specified Amount of the Policy. The Accumulation Values shown in the sixth column and the Surrender Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table, and upon the maximum mortality and expense risk charges and premium load provided in the Policy, as described below. The current cost of insurance rates are different for Specified Amounts below $100,000 and above $100,000. The fifth and eighth columns illustrate the Death Benefit of a Policy over the designated period on a current and guaranteed basis, respectively. The illustrations of Death Benefits reflect the same assumptions as the Accumulation Values and Surrender Values. The Death Benefit values also vary between tables, depending upon whether Option I, Option II or Option III death benefits are illustrated.

    The amounts shown for the death benefit, Accumulation Values, and Surrender Values reflect the fact that the net investment return of the dividends of Separate Account A is lower than the gross return on the assets in the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the divisions of Separate Account A.

    The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .71% of the aggregate arithmetic average daily net assets of the Portfolios, plus a charge of .15% of the aggregate arithmetic average daily net assets to cover expenses incurred by the Portfolios for the twelve months ended December 31, 1999. The .71% investment advisory fee is an average of the individual investment advisory fees of the twenty Portfolios. The .15% expense figure is an average of the annual expenses of the Jefferson Pilot Variable Fund Portfolios, the Templeton International Securities Fund, the Fidelity VIP and VIP II Portfolios, the Oppenheimer Portfolios and the MFS Portfolios. The investment advisor and Jefferson Pilot Variable Fund have entered into an expense reimbursement plan with the S&P 500 Index Portfolio whereby the advisor reimburses the fund at an annual rate of 0.28% of average daily net assets. The investment advisor to the Fidelity Variable Insurance Products Fund and the Fidelity Variable Insurance Products Fund II has also entered into similar expense reimbursement plans with the Equity-Income Portfolio (.01%), the Growth Portfolio (.01)% and the Contrafund Portfolio (.03%). Had these arrangements not been in place, the expense ratio would have been increased by .01% for a total of .16%.

    These expense reimbursement arrangements are expected to continue past the current year. Expenses for the Templeton International Securities Fund:
    Class 2, the Fidelity Equity Income, Growth, and Contrafund Portfolios, the MFS Research and Utilities Series, and the Oppenheimer Bond and Strategic Bond Portfolios were provided by the investment managers for these portfolios and JP Financial has not independently verified such information. The policy values also take into account a daily charge to each division of Separate Account A for assuming mortality and expense risks which is equivalent to a charge at an annual rate of 0.60% (0.85% guaranteed) of the average daily net assets of the divisions of Separate Account A in Policy Years 1 through 25 and 0.40% (0.60% guaranteed) thereafter.

    After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.46%, 4.54% and 10.54%, respectively, on a current basis, and -1.71%, 4.29% and 10.29% on a guaranteed basis.

    The assumed annual premium used in calculating Accumulation Value, Cash Value, and Death Benefits is net of the 2.5% state premium tax charge, the 1.25% federal DAC tax charge and the Premium Load, which is 3% in Policy Years 1 through 10 only on a current basis and 3% in all years on a guaranteed basis. It also reflects deduction of the Monthly Deduction and addition of the Monthly Accumulation Value Adjustment. As part of the Monthly Deduction, the Monthly Acquisition Charge of 0.6% of the Load Basis Amount is per month in Policy Years 1 through 10 has been deducted. The Load Basis Amount varies by Sex, Issue Age and rating class of the Insured.

    The hypothetical values shown in the tables do not reflect any charges for federal income taxes or other taxes against Separate Account A since JP Financial is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the Accumulation Values, Surrender Values and death benefits illustrated.

    The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account A, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the policyowner varied the amount or frequency of premium payments. The tables also assume that the policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and that no transfers have been made and no transfer charges imposed.

    Upon request, we will provide a comparable illustration based upon the proposed Insured's age, sex and rating class, the face amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing policyowners may request illustrations based on existing Surrender Value at the time of request. We reserve the right to charge an administrative fee of up to $25 for such illustrations.

                   JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
          ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION I:             ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)        12%    (10.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)     12%    (10.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):  $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,513          1,875           100,000             1,345          1,708          100,000
   2            4,305              3,169          3,531           100,000             2,798          3,160          100,000
   3            6,620              4,983          4,983           100,000             4,367          4,367          100,000
   4            9,051              6,981          6,981           100,000             6,065          6,065          100,000
   5           11,604              9,187          9,187           100,000             7,903          7,903          100,000
   6           14,284             11,628         11,628           100,000             9,895          9,895          100,000
   7           17,098             14,328         14,328           100,000            12,052         12,052          100,000
   8           20,053             17,313         17,313           100,000            14,387         14,387          100,000
   9           23,156             20,619         20,619           100,000            16,917         16,917          100,000
  10           26,414             24,271         24,271           100,000            19,659         19,659          100,000
  11           29,834             28,483         28,483           100,000            22,750         22,750          100,000
  12           33,426             33,142         33,142           100,000            26,116         26,116          100,000
  13           37,197             38,305         38,305           100,000            29,793         29,793          100,000
  14           41,157             44,036         44,036           100,000            33,833         33,833          100,000
  15           45,315             50,403         50,403           100,000            38,288         38,288          100,000
  16           49,681             57,446         57,446           100,000            43,212         43,212          100,000
  17           54,265             65,300         65,300           100,000            48,668         48,668          100,000
  18           59,078             74,063         74,063           100,000            54,731         54,731          100,000
  19           64,132             83,854         83,854           103,979(4)         61,491         61,491          100,000
  20           69,439             94,718         94,718           115,555(4)         69,060         69,060          100,000
  25          100,227            169,065        169,065           196,115(4)        122,320        122,320          141,892(4)
  30          139,522            293,704        293,704           314,263(4)        210,107        210,107          224,815(4)
  35          189,673            502,916        502,916           528,061(4)        355,015        355,015          372,766(4)
  40          253,680            848,413        848,413           890,834(4)        585,735        585,735          615,021(4)
  45          335,370          1,412,395      1,412,395         1,483,015(4)        942,874        942,874          990,017(4)
  50          439,631          2,352,140      2,352,140         2,375,662(4)      1,524,887      1,524,887        1,540,136(4)



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 10.79% on the current basis and 10.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION I:             ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)         12%    (10.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)      12%    (10.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,513          1,875           100,000             1,345          1,708          100,000
   2            4,305              3,169          3,531           100,000             2,798          3,160          100,000
   3            6,620              4,983          4,983           100,000             4,367          4,367          100,000
   4            9,051              6,981          6,981           100,000             6,065          6,065          100,000
   5           11,604              9,187          9,187           100,000             7,903          7,903          100,000
   6           14,284             11,628         11,628           100,000             9,895          9,895          100,000
   7           17,098             14,328         14,328           100,000            12,052         12,052          100,000
   8           20,053             17,313         17,313           100,000            14,387         14,387          100,000
   9           23,156             20,619         20,619           100,000            16,917         16,917          100,000
  10           26,414             24,271         24,271           100,000            19,659         19,659          100,000
  11           29,834             28,483         28,483           100,000            22,750         22,750          100,000
  12           33,426             33,142         33,142           100,000            26,116         26,116          100,000
  13           37,197             38,305         38,305           100,000            29,793         29,793          100,000
  14           41,157             44,036         44,036           100,000            33,833         33,833          100,000
  15           45,315             50,403         50,403           100,000            38,288         38,288          100,000
  16           49,681             57,411         57,411           109,720(4)         43,212         43,212          100,000
  17           54,265             65,126         65,126           121,339(4)         48,668         48,668          100,000
  18           59,078             73,607         73,607           133,756(4)         54,731         54,731          100,000
  19           64,132             82,934         82,934           147,058(4)         61,399         61,399          108,872(4)
  20           69,439             93,195         93,195           161,344(4)         68,616         68,616          118,792(4)
  25          100,227            161,694        161,694           250,500(4)        114,422        114,422          177,266(4)
  30          139,522            271,012        271,012           380,902(4)        181,298        181,298          254,810(4)
  35          189,673            442,344        442,344           574,567(4)        274,888        274,888          357,056(4)
  40          253,680            707,621        707,621           861,762(4)        403,506        403,506          491,401(4)
  45          335,370          1,114,125      1,114,125         1,292,376(4)        574,156        574,156          666,015(4)
  50          439,631          1,737,211      1,737,211         1,925,524(4)        804,215        804,215          891,392(4)



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 10.79% on the current basis and 10.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION II:            ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)        12%    (10.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)     12%    (10.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):  $2,000



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,507          1,870           101,507             1,338          1,700          101,338
   2            4,305              3,152          3,514           103,152             2,774          3,136          102,774
   3            6,620              4,946          4,946           104,946             4,315          4,315          104,315
   4            9,051              6,915          6,915           106,915             5,971          5,971          105,971
   5           11,604              9,079          9,079           109,079             7,747          7,747          107,747
   6           14,284             11,464         11,464           111,464             9,654          9,654          109,654
   7           17,098             14,091         14,091           114,091            11,694         11,694          111,694
   8           20,053             16,982         16,982           116,982            13,874         13,874          113,874
   9           23,156             20,169         20,169           120,169            16,199         16,199          116,199
  10           26,414             23,670         23,670           123,670            18,673         18,673          118,673
  11           29,834             27,688         27,688           127,688            21,419         21,419          121,419
  12           33,426             32,098         32,098           132,098            24,341         24,341          124,341
  13           37,197             36,941         36,941           136,941            27,455         27,455          127,455
  14           41,157             42,264         42,264           142,264            30,776         30,776          130,776
  15           45,315             48,114         48,114           148,114            34,326         34,326          134,326
  16           49,681             54,459         54,459           154,459            38,117         38,117          138,117
  17           54,265             61,442         61,442           161,442            42,159         42,159          142,159
  18           59,078             69,107         69,107           169,107            46,456         46,456          146,456
  19           64,132             77,534         77,534           177,534            51,014         51,014          151,014
  20           69,439             86,809         86,809           186,809            55,837         55,837          155,837
  25          100,227            148,823        148,823           248,823            84,265         84,265          184,265
  30          139,522            248,787        248,787           348,787           120,383        120,383          220,383
  35          189,673            408,765        408,765           508,765           160,639        160,639          260,639
  40          253,680            664,997        664,997           764,997           198,557        198,557          298,557
  45          335,370          1,076,924      1,076,924         1,176,924           214,970        214,970          314,970
  50          439,631          1,743,367      1,743,367         1,843,367           178,653        178,653          278,653



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 10.79% on the current basis and 10.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION II:            ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)        12%    (10.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)     12%    (10.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):  $2,000



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,507          1,870           101,507             1,338          1,700          101,338
   2            4,305              3,152          3,514           103,152             2,774          3,136          102,774
   3            6,620              4,946          4,946           104,946             4,315          4,315          104,315
   4            9,051              6,915          6,915           106,915             5,971          5,971          105,971
   5           11,604              9,079          9,079           109,079             7,747          7,747          107,747
   6           14,284             11,464         11,464           111,464             9,654          9,654          109,654
   7           17,098             14,091         14,091           114,091            11,694         11,694          111,694
   8           20,053             16,982         16,982           116,982            13,874         13,874          113,874
   9           23,156             20,169         20,169           120,169            16,199         16,199          116,199
  10           26,414             23,670         23,670           123,670            18,673         18,673          118,673
  11           29,834             27,688         27,688           127,688            21,419         21,419          121,419
  12           33,426             32,098         32,098           132,098            24,341         24,341          124,341
  13           37,197             36,941         36,941           136,941            27,455         27,455          127,455
  14           41,157             42,264         42,264           142,264            30,776         30,776          130,776
  15           45,315             48,114         48,114           148,114            34,326         34,326          134,326
  16           49,681             54,459         54,459           154,459            38,117         38,117          138,117
  17           54,265             61,442         61,442           161,442            42,159         42,159          142,159
  18           59,078             69,107         69,107           169,107            46,456         46,456          146,456
  19           64,132             77,534         77,534           177,534            51,014         51,014          151,014
  20           69,439             86,809         86,809           186,809            55,837         55,837          155,837
  25          100,227            148,823        148,823           248,823            84,265         84,265          184,265
  30          139,522            248,787        248,787           349,665           120,383        120,383          220,383
  35          189,673            406,961        406,961           528,607           160,639        160,639          260,639
  40          253,680            651,939        651,939           793,950           198,557        198,557          298,557
  45          335,370          1,027,355      1,027,355         1,191,723           214,970        214,970          314,970
  50          439,631          1,602,802      1,602,802         1,776,546           178,653        178,653          278,653



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 10.79% on the current basis and 10.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION III:           ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)         12%    (10.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)      12%    (10.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,506          1,869           102,000             1,336          1,698          102,000
   2            4,305              3,148          3,510           104,000             2,766          3,129          104,000
   3            6,620              4,938          4,938           106,000             4,298          4,298          106,000
   4            9,051              6,902          6,902           108,000             5,941          5,941          108,000
   5           11,604              9,060          9,060           110,000             7,699          7,699          110,000
   6           14,284             11,440         11,440           112,000             9,583          9,583          112,000
   7           17,098             14,063         14,063           114,000            11,597         11,597          114,000
   8           20,053             16,953         16,953           116,000            13,747         13,747          116,000
   9           23,156             20,142         20,142           118,000            16,038         16,038          118,000
  10           26,414             23,653         23,653           120,000            18,477         18,477          120,000
  11           29,834             27,690         27,690           122,000            21,188         21,188          122,000
  12           33,426             32,135         32,135           124,000            24,081         24,081          124,000
  13           37,197             37,035         37,035           126,000            27,174         27,174          126,000
  14           41,157             42,445         42,445           128,000            30,489         30,489          128,000
  15           45,315             48,424         48,424           130,000            34,057         34,057          130,000
  16           49,681             54,969         54,969           132,000            37,901         37,901          132,000
  17           54,265             62,230         62,230           134,000            42,044         42,044          134,000
  18           59,078             70,278         70,278           136,000            46,514         46,514          136,000
  19           64,132             79,221         79,221           138,000            51,340         51,340          138,000
  20           69,439             89,180         89,180           140,000            56,559         56,559          140,000
  25          100,227            158,959        158,959           184,393            90,825         90,825          150,000
  30          139,522            276,864        276,864           296,245           151,014        151,014          161,585
  35          189,673            474,767        474,767           498,505           258,357        258,357          271,275
  40          253,680            801,595        801,595           841,675           429,342        429,342          450,809
  45          335,370          1,335,110      1,335,110         1,401,866           694,111        694,111          728,816
  50          439,631          2,224,086      2,224,086         2,246,327         1,125,556      1,125,556        1,136,811



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 10.79% on the current basis and 10.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION III:           ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)         12%    (10.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)      12%    (10.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,506          1,869           102,000             1,336          1,698          102,000
   2            4,305              3,148          3,510           104,000             2,766          3,129          104,000
   3            6,620              4,938          4,938           106,000             4,298          4,298          106,000
   4            9,051              6,902          6,902           108,000             5,941          5,941          108,000
   5           11,604              9,060          9,060           110,000             7,699          7,699          110,000
   6           14,284             11,440         11,440           112,000             9,583          9,583          112,000
   7           17,098             14,063         14,063           114,000            11,597         11,597          114,000
   8           20,053             16,953         16,953           116,000            13,747         13,747          116,000
   9           23,156             20,142         20,142           118,000            16,038         16,038          118,000
  10           26,414             23,653         23,653           120,000            18,477         18,477          120,000
  11           29,834             27,690         27,690           122,000            21,188         21,188          122,000
  12           33,426             32,135         32,135           124,000            24,081         24,081          124,000
  13           37,197             37,035         37,035           126,000            27,174         27,174          126,000
  14           41,157             42,445         42,445           128,000            30,489         30,489          128,000
  15           45,315             48,424         48,424           130,000            34,057         34,057          130,000
  16           49,681             54,969         54,969           132,000            37,901         37,901          132,000
  17           54,265             62,230         62,230           134,000            42,044         42,044          134,000
  18           59,078             70,278         70,278           136,000            46,514         46,514          136,000
  19           64,132             79,220         79,220           140,000            51,340         51,340          138,000
  20           69,439             89,105         89,105           154,263            56,559         56,559          140,000
  25          100,227            155,099        155,099           240,284            90,825         90,825          150,000
  30          139,522            260,435        260,435           366,036           145,730        145,730          204,820
  35          189,673            425,532        425,532           552,730           223,034        223,034          289,702
  40          253,680            681,165        681,165           829,542           329,360        329,360          401,104
  45          335,370          1,072,898      1,072,898         1,244,553           470,544        470,544          545,826
  50          439,631          1,673,349      1,673,349         1,854,740           660,934        660,934          732,580



-------

(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 10.79% on the current basis and 10.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION I:             ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)          6%    (4.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       6%    (4.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,417          1,779           100,000             1,255          1,617          100,000
   2            4,305              2,882          3,245           100,000             2,532          2,894          100,000
   3            6,620              4,398          4,398           100,000             3,832          3,832          100,000
   4            9,051              5,974          5,974           100,000             5,153          5,153          100,000
   5           11,604              7,616          7,616           100,000             6,494          6,494          100,000
   6           14,284              9,333          9,333           100,000             7,855          7,855          100,000
   7           17,098             11,126         11,126           100,000             9,228          9,228          100,000
   8           20,053             12,997         12,997           100,000            10,609         10,609          100,000
   9           23,156             14,953         14,953           100,000            11,994         11,994          100,000
  10           26,414             16,989         16,989           100,000            13,375         13,375          100,000
  11           29,834             19,275         19,275           100,000            14,860         14,860          100,000
  12           33,426             21,648         21,648           100,000            16,338         16,338          100,000
  13           37,197             24,103         24,103           100,000            17,811         17,811          100,000
  14           41,157             26,647         26,647           100,000            19,274         19,274          100,000
  15           45,315             29,283         29,283           100,000            20,724         20,724          100,000
  16           49,681             31,969         31,969           100,000            22,152         22,152          100,000
  17           54,265             34,774         34,774           100,000            23,550         23,550          100,000
  18           59,078             37,691         37,691           100,000            24,905         24,905          100,000
  19           64,132             40,734         40,734           100,000            26,201         26,201          100,000
  20           69,439             43,917         43,917           100,000            27,423         27,423          100,000
  25          100,227             62,150         62,150           100,000            31,990         31,990          100,000
  30          139,522             86,325         86,325           100,000            31,699         31,699          100,000
  35          189,673            119,074        119,074           125,028(4)         16,851         16,851          100,000
  40          253,680            159,944        159,944           167,942(4)              0              0                0
  45          335,370            209,849        209,849           220,341(4)              0              0                0
  50          439,631            273,250        273,250           275,983(4)              0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 4.79% on the current basis and 4.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION I:             ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)          6%    (4.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       6%    (4.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,417          1,779           100,000             1,255          1,617          100,000
   2            4,305              2,882          3,245           100,000             2,532          2,894          100,000
   3            6,620              4,398          4,398           100,000             3,832          3,832          100,000
   4            9,051              5,974          5,974           100,000             5,153          5,153          100,000
   5           11,604              7,616          7,616           100,000             6,494          6,494          100,000
   6           14,284              9,333          9,333           100,000             7,855          7,855          100,000
   7           17,098             11,126         11,126           100,000             9,228          9,228          100,000
   8           20,053             12,997         12,997           100,000            10,609         10,609          100,000
   9           23,156             14,953         14,953           100,000            11,994         11,994          100,000
  10           26,414             16,989         16,989           100,000            13,375         13,375          100,000
  11           29,834             19,275         19,275           100,000            14,860         14,860          100,000
  12           33,426             21,648         21,648           100,000            16,338         16,338          100,000
  13           37,197             24,103         24,103           100,000            17,811         17,811          100,000
  14           41,157             26,647         26,647           100,000            19,274         19,274          100,000
  15           45,315             29,283         29,283           100,000            20,724         20,724          100,000
  16           49,681             31,969         31,969           100,000            22,152         22,152          100,000
  17           54,265             34,774         34,774           100,000            23,550         23,550          100,000
  18           59,078             37,691         37,691           100,000            24,905         24,905          100,000
  19           64,132             40,734         40,734           100,000            26,201         26,201          100,000
  20           69,439             43,917         43,917           100,000            27,423         27,423          100,000
  25          100,227             62,150         62,150           100,000            31,990         31,990          100,000
  30          139,522             85,218         85,218           119,772(4)         31,699         31,699          100,000
  35          189,673            112,263        112,263           145,820(4)         16,851         16,851          100,000
  40          253,680            143,410        143,410           174,649(4)              0              0                0
  45          335,370            178,792        178,792           207,397(4)              0              0                0
  50          439,631            219,256        219,256           243,023(4)              0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 4.79% on the current basis and 4.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

h(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION II:            ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)          6%    (4.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       6%    (4.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,412          1,774           101,412             1,247          1,610          101,247
   2            4,305              2,867          3,229           102,867             2,510          2,873          102,510
   3            6,620              4,366          4,366           104,366             3,786          3,786          103,786
   4            9,051              5,918          5,918           105,918             5,074          5,074          105,074
   5           11,604              7,529          7,529           107,529             6,369          6,369          106,369
   6           14,284              9,206          9,206           109,206             7,668          7,668          107,668
   7           17,098             10,950         10,950           110,950             8,962          8,962          108,962
   8           20,053             12,761         12,761           112,761            10,244         10,244          110,244
   9           23,156             14,645         14,645           114,645            11,504         11,504          111,504
  10           26,414             16,594         16,594           116,594            12,730         12,730          112,730
  11           29,834             18,773         18,773           118,773            14,025         14,025          114,025
  12           33,426             21,016         21,016           121,016            15,274         15,274          115,274
  13           37,197             23,312         23,312           123,312            16,470         16,470          116,470
  14           41,157             25,664         25,664           125,664            17,603         17,603          117,603
  15           45,315             28,067         28,067           128,067            18,663         18,663          118,663
  16           49,681             30,442         30,442           130,442            19,633         19,633          119,633
  17           54,265             32,879         32,879           132,879            20,493         20,493          120,493
  18           59,078             35,356         35,356           135,356            21,218         21,218          121,218
  19           64,132             37,879         37,879           137,879            21,780         21,780          121,780
  20           69,439             40,453         40,453           140,453            22,148         22,148          122,148
  25          100,227             53,529         53,529           153,529            20,094         20,094          120,094
  30          139,522             66,089         66,089           166,089             7,583          7,583          107,583
  35          189,673             74,610         74,610           174,610                 0              0                0
  40          253,680             73,551         73,551           173,551                 0              0                0
  45          335,370             54,073         54,073           154,073                 0              0                0
  50          439,631              3,154          3,154           103,154                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 4.79% on the current basis and 4.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION II:            ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)          6%    (4.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       6%    (4.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,412          1,774           101,412             1,247          1,610          101,247
   2            4,305              2,867          3,229           102,867             2,510          2,873          102,510
   3            6,620              4,366          4,366           104,366             3,786          3,786          103,786
   4            9,051              5,918          5,918           105,918             5,074          5,074          105,074
   5           11,604              7,529          7,529           107,529             6,369          6,369          106,369
   6           14,284              9,206          9,206           109,206             7,668          7,668          107,668
   7           17,098             10,950         10,950           110,950             8,962          8,962          108,962
   8           20,053             12,761         12,761           112,761            10,244         10,244          110,244
   9           23,156             14,645         14,645           114,645            11,504         11,504          111,504
  10           26,414             16,594         16,594           116,594            12,730         12,730          112,730
  11           29,834             18,773         18,773           118,773            14,025         14,025          114,025
  12           33,426             21,016         21,016           121,016            15,274         15,274          115,274
  13           37,197             23,312         23,312           123,312            16,470         16,470          116,470
  14           41,157             25,664         25,664           125,664            17,603         17,603          117,603
  15           45,315             28,067         28,067           128,067            18,663         18,663          118,663
  16           49,681             30,442         30,442           130,442            19,633         19,633          119,633
  17           54,265             32,879         32,879           132,879            20,493         20,493          120,493
  18           59,078             35,356         35,356           135,356            21,218         21,218          121,218
  19           64,132             37,879         37,879           137,879            21,780         21,780          121,780
  20           69,439             40,453         40,453           140,453            22,148         22,148          122,148
  25          100,227             53,529         53,529           153,529            20,094         20,094          120,094
  30          139,522             66,089         66,089           166,089             7,583          7,583          107,583
  35          189,673             74,610         74,610           174,610                 0              0                0
  40          253,680             73,551         73,551           173,551                 0              0                0
  45          335,370             54,073         54,073           154,073                 0              0                0
  50          439,631              3,154          3,154           103,154                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 4.79% on the current basis and 4.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION III:           ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)          6%    (4.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       6%    (4.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,411          1,773           102,000             1,245          1,608          102,000
   2            4,305              2,863          3,225           104,000             2,502          2,865          104,000
   3            6,620              4,356          4,356           106,000             3,767          3,767          106,000
   4            9,051              5,901          5,901           108,000             5,039          5,039          108,000
   5           11,604              7,502          7,502           110,000             6,311          6,311          110,000
   6           14,284              9,168          9,168           112,000             7,579          7,579          112,000
   7           17,098             10,898         10,898           114,000             8,833          8,833          114,000
   8           20,053             12,694         12,694           116,000            10,064         10,064          116,000
   9           23,156             14,560         14,560           118,000            11,259         11,259          118,000
  10           26,414             16,490         16,490           120,000            12,404         12,404          120,000
  11           29,834             18,648         18,648           122,000            13,599         13,599          122,000
  12           33,426             20,869         20,869           124,000            14,724         14,724          124,000
  13           37,197             23,141         23,141           126,000            15,771         15,771          126,000
  14           41,157             25,469         25,469           128,000            16,724         16,724          128,000
  15           45,315             27,847         27,847           130,000            17,566         17,566          130,000
  16           49,681             30,195         30,195           132,000            18,272         18,272          132,000
  17           54,265             32,606         32,606           134,000            18,812         18,812          134,000
  18           59,078             35,058         35,058           136,000            19,148         19,148          136,000
  19           64,132             37,558         37,558           138,000            19,234         19,234          138,000
  20           69,439             40,114         40,114           140,000            19,019         19,019          140,000
  25          100,227             53,223         53,223           150,000            11,244         11,244          150,000
  30          139,522             66,295         66,295           160,000                 0              0                0
  35          189,673             76,190         76,190           170,000                 0              0                0
  40          253,680             76,322         76,322           180,000                 0              0                0
  45          335,370             47,961         47,961           190,000                 0              0                0
  50          439,631                  0              0                 0                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 4.79% on the current basis and 4.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION III:           ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)          6%    (4.54% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       6%    (4.29% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,411          1,773           102,000             1,245          1,608          102,000
   2            4,305              2,863          3,225           104,000             2,502          2,865          104,000
   3            6,620              4,356          4,356           106,000             3,767          3,767          106,000
   4            9,051              5,901          5,901           108,000             5,039          5,039          108,000
   5           11,604              7,502          7,502           110,000             6,311          6,311          110,000
   6           14,284              9,168          9,168           112,000             7,579          7,579          112,000
   7           17,098             10,898         10,898           114,000             8,833          8,833          114,000
   8           20,053             12,694         12,694           116,000            10,064         10,064          116,000
   9           23,156             14,560         14,560           118,000            11,259         11,259          118,000
  10           26,414             16,490         16,490           120,000            12,404         12,404          120,000
  11           29,834             18,648         18,648           122,000            13,599         13,599          122,000
  12           33,426             20,869         20,869           124,000            14,724         14,724          124,000
  13           37,197             23,141         23,141           126,000            15,771         15,771          126,000
  14           41,157             25,469         25,469           128,000            16,724         16,724          128,000
  15           45,315             27,847         27,847           130,000            17,566         17,566          130,000
  16           49,681             30,195         30,195           132,000            18,272         18,272          132,000
  17           54,265             32,606         32,606           134,000            18,812         18,812          134,000
  18           59,078             35,058         35,058           136,000            19,148         19,148          136,000
  19           64,132             37,558         37,558           138,000            19,234         19,234          138,000
  20           69,439             40,114         40,114           140,000            19,019         19,019          140,000
  25          100,227             53,223         53,223           150,000            11,244         11,244          150,000
  30          139,522             66,295         66,295           160,000                 0              0                0
  35          189,673             76,190         76,190           170,000                 0              0                0
  40          253,680             76,322         76,322           180,000                 0              0                0
  45          335,370             47,961         47,961           190,000                 0              0                0
  50          439,631                  0              0                 0                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals 4.79% on the current basis and 4.54% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION I:             ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)          0%    (-1.46% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       0%    (-1.71% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,322          1,684           100,000             1,164          1,527          100,000
   2            4,305              2,608          2,971           100,000             2,278          2,641          100,000
   3            6,620              3,859          3,859           100,000             3,340          3,340          100,000
   4            9,051              5,083          5,083           100,000             4,350          4,350          100,000
   5           11,604              6,282          6,282           100,000             5,303          5,303          100,000
   6           14,284              7,462          7,462           100,000             6,200          6,200          100,000
   7           17,098              8,621          8,621           100,000             7,033          7,033          100,000
   8           20,053              9,757          9,757           100,000             7,798          7,798          100,000
   9           23,156             10,872         10,872           100,000             8,487          8,487          100,000
  10           26,414             11,958         11,958           100,000             9,094          9,094          100,000
  11           29,834             13,173         13,173           100,000             9,721          9,721          100,000
  12           33,426             14,347         14,347           100,000            10,255         10,255          100,000
  13           37,197             15,469         15,469           100,000            10,695         10,695          100,000
  14           41,157             16,542         16,542           100,000            11,035         11,035          100,000
  15           45,315             17,561         17,561           100,000            11,270         11,270          100,000
  16           49,681             18,459         18,459           100,000            11,387         11,387          100,000
  17           54,265             19,308         19,308           100,000            11,375         11,375          100,000
  18           59,078             20,089         20,089           100,000            11,216         11,216          100,000
  19           64,132             20,808         20,808           100,000            10,890         10,890          100,000
  20           69,439             21,466         21,466           100,000            10,374         10,374          100,000
  25          100,227             23,449         23,449           100,000             4,183          4,183          100,000
  30          139,522             22,644         22,644           100,000                 0              0                0
  35          189,673             16,375         16,375           100,000                 0              0                0
  40          253,680                  0              0                 0                 0              0                0
  45          335,370                  0              0                 0                 0              0                0
  50          439,631                  0              0                 0                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals -1.21% on the current basis and -1.46% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION I:             ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)          0%    (-1.46% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       0%    (-1.71% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,322          1,684           100,000             1,164          1,527          100,000
   2            4,305              2,608          2,971           100,000             2,278          2,641          100,000
   3            6,620              3,859          3,859           100,000             3,340          3,340          100,000
   4            9,051              5,083          5,083           100,000             4,350          4,350          100,000
   5           11,604              6,282          6,282           100,000             5,303          5,303          100,000
   6           14,284              7,462          7,462           100,000             6,200          6,200          100,000
   7           17,098              8,621          8,621           100,000             7,033          7,033          100,000
   8           20,053              9,757          9,757           100,000             7,798          7,798          100,000
   9           23,156             10,872         10,872           100,000             8,487          8,487          100,000
  10           26,414             11,958         11,958           100,000             9,094          9,094          100,000
  11           29,834             13,173         13,173           100,000             9,721          9,721          100,000
  12           33,426             14,347         14,347           100,000            10,255         10,255          100,000
  13           37,197             15,469         15,469           100,000            10,695         10,695          100,000
  14           41,157             16,542         16,542           100,000            11,035         11,035          100,000
  15           45,315             17,561         17,561           100,000            11,270         11,270          100,000
  16           49,681             18,459         18,459           100,000            11,387         11,387          100,000
  17           54,265             19,308         19,308           100,000            11,375         11,375          100,000
  18           59,078             20,089         20,089           100,000            11,216         11,216          100,000
  19           64,132             20,808         20,808           100,000            10,890         10,890          100,000
  20           69,439             21,466         21,466           100,000            10,374         10,374          100,000
  25          100,227             23,449         23,449           100,000             4,183          4,183          100,000
  30          139,522             22,644         22,644           100,000                 0              0                0
  35          189,673             16,375         16,375           100,000                 0              0                0
  40          253,680                  0              0                 0                 0              0                0
  45          335,370                  0              0                 0                 0              0                0
  50          439,631                  0              0                 0                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals -1.21% on the current basis and -1.46% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION II:            ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)          0%    (-1.46% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       0%    (-1.71% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,317          1,679           101,317             1,157          1,520          101,157
   2            4,305              2,595          2,957           102,595             2,258          2,621          102,258
   3            6,620              3,832          3,832           103,832             3,301          3,301          103,301
   4            9,051              5,037          5,037           105,037             4,284          4,284          104,284
   5           11,604              6,212          6,212           106,212             5,203          5,203          105,203
   6           14,284              7,365          7,365           107,365             6,057          6,057          106,057
   7           17,098              8,491          8,491           108,491             6,838          6,838          106,838
   8           20,053              9,589          9,589           109,589             7,540          7,540          107,540
   9           23,156             10,662         10,662           110,662             8,155          8,155          108,155
  10           26,414             11,699         11,699           111,699             8,674          8,674          108,674
  11           29,834             12,857         12,857           112,857             9,201          9,201          109,201
  12           33,426             13,965         13,965           113,965             9,619          9,619          109,619
  13           37,197             15,008         15,008           115,008             9,928          9,928          109,928
  14           41,157             15,989         15,989           115,989            10,121         10,121          110,121
  15           45,315             16,903         16,903           116,903            10,192         10,192          110,192
  16           49,681             17,664         17,664           117,664            10,131         10,131          110,131
  17           54,265             18,360         18,360           118,360             9,924          9,924          109,924
  18           59,078             18,969         18,969           118,969             9,554          9,554          109,554
  19           64,132             19,494         19,494           119,494             9,002          9,002          109,002
  20           69,439             19,939         19,939           119,939             8,249          8,249          108,249
  25          100,227             20,431         20,431           120,431               949            949          100,949
  30          139,522             17,215         17,215           117,215                 0              0                0
  35          189,673              7,683          7,683           107,683                 0              0                0
  40          253,680                  0              0                 0                 0              0                0
  45          335,370                  0              0                 0                 0              0                0
  50          439,631                  0              0                 0                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals -1.21% on the current basis and -1.46% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION II:            ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)         0%    (-1.46% net)
MALE NON-SMOKER ISSUE AGE 45        (Guaranteed)                            0%    (-1.71% net)
$100,000 INITIAL SPECIFIED AMOUNT          ASSUMED ANNUAL PREMIUM(2):   $2,000
                                                 PREMIUMS
                                    -----------------------------------



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,317          1,679           101,317             1,157          1,520          101,157
   2            4,305              2,595          2,957           102,595             2,258          2,621          102,258
   3            6,620              3,832          3,832           103,832             3,301          3,301          103,301
   4            9,051              5,037          5,037           105,037             4,284          4,284          104,284
   5           11,604              6,212          6,212           106,212             5,203          5,203          105,203
   6           14,284              7,365          7,365           107,365             6,057          6,057          106,057
   7           17,098              8,491          8,491           108,491             6,838          6,838          106,838
   8           20,053              9,589          9,589           109,589             7,540          7,540          107,540
   9           23,156             10,662         10,662           110,662             8,155          8,155          108,155
  10           26,414             11,699         11,699           111,699             8,674          8,674          108,674
  11           29,834             12,857         12,857           112,857             9,201          9,201          109,201
  12           33,426             13,965         13,965           113,965             9,619          9,619          109,619
  13           37,197             15,008         15,008           115,008             9,928          9,928          109,928
  14           41,157             15,989         15,989           115,989            10,121         10,121          110,121
  15           45,315             16,903         16,903           116,903            10,192         10,192          110,192
  16           49,681             17,664         17,664           117,664            10,131         10,131          110,131
  17           54,265             18,360         18,360           118,360             9,924          9,924          109,924
  18           59,078             18,969         18,969           118,969             9,554          9,554          109,554
  19           64,132             19,494         19,494           119,494             9,002          9,002          109,002
  20           69,439             19,939         19,939           119,939             8,249          8,249          108,249
  25          100,227             20,431         20,431           120,431               949            949          100,949
  30          139,522             17,215         17,215           117,215                 0              0                0
  35          189,673              7,683          7,683           107,683                 0              0                0
  40          253,680                  0              0                 0                 0              0                0
  45          335,370                  0              0                 0                 0              0                0
  50          439,631                  0              0                 0                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals -1.21% on the current basis and -1.46% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION III:           ASSUMED HYPOTHETICAL GROSS ANNUAL
GUIDELINE PREMIUM TEST                 RATE OF RETURN(1): (Current)          0%    (-1.46% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       0%    (-1.71% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000



                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,316          1,678           102,000             1,155          1,518          102,000
   2            4,305              2,590          2,952           104,000             2,250          2,612          104,000
   3            6,620              3,821          3,821           106,000             3,280          3,280          106,000
   4            9,051              5,017          5,017           108,000             4,245          4,245          108,000
   5           11,604              6,180          6,180           110,000             5,138          5,138          110,000
   6           14,284              7,317          7,317           112,000             5,957          5,957          112,000
   7           17,098              8,424          8,424           114,000             6,691          6,691          114,000
   8           20,053              9,500          9,500           116,000             7,331          7,331          116,000
   9           23,156             10,546         10,546           118,000             7,868          7,868          118,000
  10           26,414             11,551         11,551           120,000             8,289          8,289          120,000
  11           29,834             12,671         12,671           122,000             8,692          8,692          122,000
  12           33,426             13,734         13,734           124,000             8,958          8,958          124,000
  13           37,197             14,724         14,724           126,000             9,079          9,079          126,000
  14           41,157             15,641         15,641           128,000             9,044          9,044          128,000
  15           45,315             16,477         16,477           130,000             8,838          8,838          130,000
  16           49,681             17,135         17,135           132,000             8,442          8,442          132,000
  17           54,265             17,711         17,711           134,000             7,830          7,830          134,000
  18           59,078             18,176         18,176           136,000             6,968          6,968          136,000
  19           64,132             18,530         18,530           138,000             5,816          5,816          138,000
  20           69,439             18,777         18,777           140,000             4,334          4,334          140,000
  25          100,227             17,539         17,539           150,000                 0              0                0
  30          139,522             10,118         10,118           160,000                 0              0                0
  35          189,673                  0              0                 0                 0              0                0
  40          253,680                  0              0                 0                 0              0                0
  45          335,370                  0              0                 0                 0              0                0
  50          439,631                  0              0                 0                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals -1.21% on the current basis and -1.46% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
         ENSEMBLE EXEC FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY




DEATH BENEFIT OPTION III:           ASSUMED HYPOTHETICAL GROSS ANNUAL
CASH VALUE ACCUMULATION TEST           RATE OF RETURN(1): (Current)          0%    (-1.46% net)
MALE NON-SMOKER ISSUE AGE 45                              (Guaranteed)       0%    (-1.71% net)
$100,000 INITIAL SPECIFIED AMOUNT           ASSUMED ANNUAL PREMIUM(2):   $2,000




                                        ASSUMING CURRENT COSTS                          ASSUMING GUARANTEED COSTS
               PREMIUMS       -----------------------------------------------   ---------------------------------------------
  END        ACCUMULATED
  OF        AT 5% INTEREST      ACCUMULATION     SURRENDER          DEATH         ACCUMULATION     SURRENDER         DEATH
 YEAR          PER YEAR           VALUE(3)        VALUE(3)       BENEFIT(3)         VALUE(3)        VALUE(3)      BENEFIT(3)
------       ------------     --------------    -----------   ----------------   --------------   -----------   --------------
   1            2,100              1,316          1,678           102,000             1,155          1,518          102,000
   2            4,305              2,590          2,952           104,000             2,250          2,612          104,000
   3            6,620              3,821          3,821           106,000             3,280          3,280          106,000
   4            9,051              5,017          5,017           108,000             4,245          4,245          108,000
   5           11,604              6,180          6,180           110,000             5,138          5,138          110,000
   6           14,284              7,317          7,317           112,000             5,957          5,957          112,000
   7           17,098              8,424          8,424           114,000             6,691          6,691          114,000
   8           20,053              9,500          9,500           116,000             7,331          7,331          116,000
   9           23,156             10,546         10,546           118,000             7,868          7,868          118,000
  10           26,414             11,551         11,551           120,000             8,289          8,289          120,000
  11           29,834             12,671         12,671           122,000             8,692          8,692          122,000
  12           33,426             13,734         13,734           124,000             8,958          8,958          124,000
  13           37,197             14,724         14,724           126,000             9,079          9,079          126,000
  14           41,157             15,641         15,641           128,000             9,044          9,044          128,000
  15           45,315             16,477         16,477           130,000             8,838          8,838          130,000
  16           49,681             17,135         17,135           132,000             8,442          8,442          132,000
  17           54,265             17,711         17,711           134,000             7,830          7,830          134,000
  18           59,078             18,176         18,176           136,000             6,968          6,968          136,000
  19           64,132             18,530         18,530           138,000             5,816          5,816          138,000
  20           69,439             18,777         18,777           140,000             4,334          4,334          140,000
  25          100,227             17,539         17,539           150,000                 0              0                0
  30          139,522             10,118         10,118           160,000                 0              0                0
  35          189,673                  0              0                 0                 0              0                0
  40          253,680                  0              0                 0                 0              0                0
  45          335,370                  0              0                 0                 0              0                0
  50          439,631                  0              0                 0                 0              0                0



-------
(1) For policy years 26 and thereafter, the illustrated net annual rate of return equals -1.21% on the current basis and -1.46% on the guaranteed basis.

(2) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(3) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(4) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JPF SEPARATE ACCOUNT A, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

start


                    Audited Consolidated Financial Statements

          Jefferson Pilot Financial Insurance Company and Subsidiaries

As of December 31, 1999 and 1998 and for the two years ended December 31, 1999, the eight months ended December 31, 1997, and the four months ended April 30, 1997

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                    Audited Consolidated Financial Statements

As of December 31, 1999 and 1998 and for the two years ended December 31, 1999, the eight month period ended December 31, 1997, and the four month period ended April 30, 1997
                                    Contents

Report of Independent Auditors...........................................1
Consolidated Balance Sheets..............................................2
Consolidated Statements of Income........................................4
Consolidated Statements of Stockholder's Equity..........................5
Consolidated Statements of Cash Flows....................................6
Notes to Consolidated Financial Statements...............................8

                         Report of Independent Auditors

The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of Jefferson Pilot Financial Insurance Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the two years ended December 31, 1999, the eight month period ended December 31, 1997, and the four month period ended April 30, 1997 (Predecessor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 and for the eight month period ended December 31, 1997, and for the four month period ended April 30, 1997 (Predecessor), in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young, LLP

Greensboro, North Carolina
February 4, 2000

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                           Consolidated Balance Sheets
                    (In Thousands, except for Share Amounts)

                                                                                                 December 31,
                                                                                             1999            1998
                                                                                          --------------------------
Assets
Invested assets:
  Debt securities available-for-sale, at fair value (amortized cost
     1999-$3,043,854; 1998-$2,962,335)                                                      $2,920,793      $3,099,405
  Equity securities available-for-sale, at fair value (cost 1999-$8,333;
     1998-$8,350)                                                                                9,686          10,668

  Policy loans                                                                               267,335         246,290
  Mortgage loans on real estate                                                              441,836         282,355
                                                                                          --------------------------
Total investments                                                                          3,639,650       3,638,718

Cash and cash equivalents                                                                     49,158           6,514
Accrued investment income                                                                     59,876          53,626
Due from reinsurers                                                                          275,991         245,759
Deferred policy acquisition costs                                                            208,209         112,959
Value of business acquired                                                                   510,825         402,176
Cost in excess of net assets acquired, net of accumulated amortization
   (1999-$12,119; 1998-$7,490)                                                               150,664         155,293
Property and equipment, net of accumulated depreciation (1999-$9,184;
   1998-$11,629)                                                                               9,611          15,560
Deferred federal income taxes                                                                 22,688           2,814
Assets held in separate accounts                                                           1,274,866         833,239
Other assets                                                                                   9,818          17,128
                                                                                          --------------------------
                                                                                          $6,211,356      $5,483,786
                                                                                          ==========================

                                                                                           December 31,
                                                                                      1999               1998
                                                                                   -------------------------------
Liabilities
Policy liabilities:
   Policyholder contract deposits                                                  $2,841,387           $2,721,645
   Future policy benefits                                                             649,691              632,672
   Policy and contract claims                                                          42,427               51,089
   Premiums paid in advance                                                             2,148                2,851
   Other policyholders' funds                                                          95,855               96,711
                                                                                   -------------------------------
Total policy liabilities                                                            3,631,508            3,504,968

Payable to affiliates                                                                  37,726               57,585
Liabilities related to separate accounts                                            1,274,866              833,239
Securities sold under repurchase agreements                                           166,570              102,130
Accrued expenses and other liabilities                                                141,941               50,688
                                                                                   -------------------------------
                                                                                    5,252,611            4,548,610

Commitments and contingent liabilities

Stockholder's equity
   Common stock, par value $5 per share, 600,000 shares authorized, issued
     and outstanding                                                                    3,000                3,000
   Paid in capital                                                                    756,066              756,066
   Retained earnings                                                                  236,305              134,007
   Accumulated other comprehensive income - net unrealized (losses) gains
     on securities                                                                    (36,626)              42,103
                                                                                   -------------------------------
                                                                                      958,745              935,176
                                                                                   -------------------------------

                                                                                   $6,211,356           $5,483,786
                                                                                   ===============================

See notes to consolidated financial statements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                        Consolidated Statements of Income
                                 (In Thousands)

                                                                       Successor                                  Predecessor
                                              ------------------------------------------------------------ ----------------------
                                                                                       Eight months ended      Four months ended
                                                      Year ended December 31,             December 31,            April 30,
                                                        1999               1998                 1997                   1997
                                              ------------------------------------------------------------ ----------------------
  Revenues
  Premiums and policy charges                          $317,215          $315,937             $235,247               $117,385
  Net investment income                                 261,344           246,306              158,181                 82,056
  Realized investment (losses) gains                       (720)            1,276                4,788                  3,473
  Other (expense) income                                   (239)              508                3,303                  1,087
                                              ------------------------------------------------------------  ---------------------
  Total revenues                                        577,600           564,027              401,519                204,001

  Benefits and expenses
  Policy benefits and claims                            283,773           293,709              217,622                108,274
  Commissions and operating
     expenses, net of deferrals                          48,062            63,172               53,830                 22,521
  Amortization of intangibles                            67,744            61,971               35,842                 38,206
  Taxes, licenses and fees                               20,311            19,799               11,514                (12,423)
                                              ------------------------------------------------------------  ---------------------
  Total benefits and expenses                           419,890           438,651              318,808                156,578
                                              ------------------------------------------------------------  ---------------------

  Income from continuing operations before
     federal income tax                                 157,710           125,376               82,711                 47,423

  Federal income tax expense(benefit):
     Current                                             28,387            35,260               14,422                 20,596
     Deferred                                            27,025             9,826               14,572                 (7,926)
                                              ------------------------------------------------------------  ---------------------
                                                         55,412            45,086               28,994                 12,670
                                              ------------------------------------------------------------  ---------------------

  Income from continuing operations                     102,298            80,290               53,717                 34,753
  Discontinued operations:
     Adjustment to reduce estimated
     losses during phase-out-period, net of
     taxes of $3,206 for the four months
     ended April 30, 1997                                     -                 -                    -                  6,006
                                              ------------------------------------------------------------  ---------------------
  Net income                                           $102,298         $  80,290            $  53,717              $  40,759
                                              ============================================================  =====================


See notes to consolidated financial statements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                 Consolidated Statements of Stockholder's Equity
                                 (In Thousands)

                                                                                           Accumulated Other
                                                                                         Comprehensive Income -        Total
                                                Common       Paid in         Retained    Net Unrealized (Losses)    Stockholder's
                                                Stock        Capital         Earnings      Gains on Securities         Equity
                                          ----------------------------------------------------------------------------------------
Predecessor balances
   January 1, 1997                              $ 3,000     $ 249,872        $ 595,536         $  17,622             $866,030

Net income                                            -             -           40,759                 -               40,759
Other comprehensive income                            -             -                -           (10,708)             (10,708)
                                                                                                                ------------------
   Comprehensive income                                                                                                30,051

Dividends declared                                    -             -         (103,008)                -             (103,008)
                                          ----------------------------------------------------------------------------------------
Predecessor balances, April 30, 1997              3,000       249,872          533,287             6,914              793,073
Purchase accounting adjustments                       -       532,628         (533,287)           (6,914)              (7,573)
                                          ----------------------------------------------------------------------------------------
Successor balances, May 1, 1997                   3,000       782,500                -                 -              785,500

Net income                                            -             -           53,717                 -               53,717
Other comprehensive income                            -             -                -            33,932               33,932
                                                                                                                ------------------
   Comprehensive income                                                                                                87,649

                                          ----------------------------------------------------------------------------------------
Successor balances, December 31, 1997             3,000       782,500           53,717            33,932              873,149

Net income                                            -             -           80,290                 -               80,290
Other comprehensive income                            -             -                -             8,171                8,171
                                                                                                                ------------------
   Comprehensive income                                                                                                88,461

Purchase price adjustment                             -       (26,434)               -                 -              (26,434)
                                          ----------------------------------------------------------------------------------------
Balance, December 31, 1998                        3,000       756,066          134,007            42,103              935,176

Net income                                            -             -          102,298                 -              102,298
Other comprehensive income                            -             -                -           (78,729)             (78,729)
                                                                                                                ------------------
      Comprehensive income                                                                                             23,569

                                          ----------------------------------------------------------------------------------------
Balance, December 31, 1999                      $ 3,000     $ 756,066        $ 236,305         $ (36,626)            $958,745
                                          ========================================================================================

See notes to consolidated financial statements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                                                                              Successor                          Predecessor
                                                          ---------------------------------------------------- -------------------
                                                                                              Eight months        Four months
                                                                                                  ended              ended
                                                               Year ended December 31,        December 31,         April 30,
                                                                1999             1998             1997                1997
                                                          ---------------------------------------------------- -------------------
Operating activities
     Net income                                              $102,298          $80,290          $53,717            $40,759
     Adjustments to reconcile net income to
        net cash provided by (used in) operating
        activities:
     Change in future policy benefits, policy and
       contract claims and premiums paid in advance, net        7,242         (109,284)         (11,066)             6,070
     Credits to policyholder accounts, net                   (124,370)        (111,916)         (65,949)           (36,595)
     Policy acquisition costs deferred,
        net of amortization                                   (95,250)         (74,759)         (38,200)            (7,907)
     Net amortization of value of
        business acquired                                      31,325           18,335           (3,159)             1,284
     Change in accrued investment income                       (6,250)          (2,902)             704              1,045
     Realized investment losses (gains)                           720           (1,276)          (4,788)            (3,473)
     Amortization of investment premium
        (discounts)                                             4,201            6,131            5,719               (277)
     Provision for depreciation                                 6,417           10,737            1,210              2,485
     Provision for deferred income tax                         27,025            9,826           14,572             (7,926)
     Change in receivables and asset accruals                 (14,323)         (47,170)          52,758             (9,870)
     Change in payables and expense accruals                   78,929           62,357           (1,019)           (57,386)
     Other operating activities, net                          (10,533)          (7,817)             570             (6,865)
                                                          ---------------------------------------------------- --------------
     Net cash provided by (used in) operating
        activities                                              7,431          (167,448)           5,069            (78,656)
                                                     ---------------------------------------------------- -------------------

Investing activities
Proceeds from sales of debt securities                       239,384            91,131          205,590            199,970
Proceeds from maturities of debt securities                  302,338           313,234           98,301             40,743
Proceeds from sales of equity securities                       2,616            11,294           10,386             18,343
Purchases of debt securities                                (627,847)         (491,995)        (379,041)          (203,214)
Purchases of equity securities                                (2,600)           (2,738)            (322)            (6,284)
Mortgage loans originated                                   (167,280)         (166,989)        (121,718)                 -
Repayments of mortgage loans                                   6,936             6,101            4,582              1,016
Policy loans issued, net of repayments                       (21,045)           (9,561)         (14,652)            (4,219)
Other investing activities, net                                    -               179            4,185             28,254
                                                     ---------------------------------------------------- -------------------
Net cash (used in) provided by investing activities
                                                            (267,498)        (249,344)         (192,689)            74,609
                                                     ---------------------------------------------------- -------------------

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                                 (In Thousands)

                                                                    Successor                               Predecessor
                                           ------------------------------------------------------------ --------------------
                                                                                      Eight months          Four months
                                                                                         ended                 ended
                                                   Year ended December 31,            December 31,         December 31,
                                                      1999            1998                1997                 1997
                                           ------------------------------------------------------------ --------------------
Financing activities
Deposits credited to policyholders' funds       $  440,343           $ 523,980          $ 343,754             $ 139,658
Withdrawals from policyholders' funds             (200,888)           (230,256)          (108,331)              (49,006)
Dividends paid                                           -                   -           (101,004)               (2,004)
Proceeds from securities sold under
   repurchase agreements                            64,440             102,351                  -                     -
Decrease in loans payable                           (1,184)             (1,057)           (51,142)                 (303)
                                           ------------------------------------------------------------ --------------------
Net cash provided by financing activities          302,711             395,018             83,277                88,345
                                           ------------------------------------------------------------ --------------------

Change in cash and cash equivalents                 42,644             (21,774)          (104,343)               84,298
Cash and cash equivalents, beginning
   of period                                         6,514              28,288            132,631                48,333
                                           ------------------------------------------------------------ --------------------
Cash and cash equivalents, end of period        $   49,158          $    6,514          $  28,288             $ 132,631
                                           ============================================================ ====================

                                                                               7
See notes to consolidated financial statements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1999

1. Basis of Presentation

Nature of Operations

Jefferson-Pilot Financial Insurance Company (the Company), formerly know as Chubb Life Insurance Company of America, is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Parent) and is principally engaged in the sale of individual life insurance and investment products. These products are marketed primarily through personal producing general agents throughout the United States.

Acquisition

Jefferson-Pilot acquired the Company from The Chubb Corporation on May 13, 1997, with an effective date of April 30, 1997. The acquisition was accounted for as a purchase, utilizing "pushdown" accounting, and the assets and liabilities were recorded at fair value as of April 30, 1997. For purposes of these financial statements, the consolidated statements of income, stockholder's equity, and cash flows for the four months ended April 30, 1997 represent the results of operations of the "Predecessor", and are presented on the historical basis of accounting. The consolidated statements of income, stockholder's equity, and cash flows for the eight months ended December 31, 1997 and the years ended December 31, 1998 and 1999 represent the results of operations of the "Successor" and are presented on a purchase accounting basis. As a result, the consolidated financial statements subsequent to the acquisition date (Successor) are not comparable to the consolidated financial statements prior to the acquisition date (Predecessor).

The initial cost of the acquisition was $785.5 million. In addition, immediately prior to the acquisition, the Company declared a $103 million dividend to The Chubb Corporation. The initial purchase price was adjusted by $26.4 million in the first quarter of 1998 by mutual agreement between the Parent and The Chubb Corporation, primarily to reflect tax strategies not anticipated at the original acquisition date. Accordingly, the final cost of the acquisition by Jefferson-Pilot was $759.1 million, including all acquisition costs. Adjustments were made in 1998 to the assigned values of certain assets and liabilities at the acquisition date to reflect the final purchase price.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

1. Basis of Presentation (continued)

The allocation of the pushed down purchase price and the determination of the cost in excess of net assets acquired is as follows (in thousands):

      Stockholder's equity as reported by Predecessor                   $ 793,073
      Fair value adjustments:
         Debt securities - available-for-sale                                (899)
         Property and equipment                                            (9,345)
         Deferred policy acquisition costs                               (667,865)
         Value of business acquired                                       459,607
         Deferred federal income tax                                       83,374
         Cost in excess of net assets acquired                            100,313
         Other assets                                                        (329)
         Policy liabilities                                                18,213
         Accrued expenses and other liabilities                           (17,076)
                                                                       ----------
      Fair value of net assets acquired                                 $ 759,066
                                                                      ===========

The following proforma results of operations for the year ended December 31, 1997, assume that the acquisition occurred as of January 1, 1997. The proforma results have been prepared for comparative purposes only and do not purport to indicate the results of operations which would have actually been reported had the acquisition occurred on January 1, 1997, or which may occur in the future (in thousands):

         Net revenues                                                   $496,530
         Net income before realized investment gains (net of taxes)       70,658
         Net income                                                       26,713

Discontinued Operations

In 1996, the Predecessor adopted a plan to exit the group insurance business. Accordingly, the group health insurance business was accounted for as a discontinued operation in the consolidated income statement for the four months ended April 30, 1997. As a result of the decision by the Predecessor in 1996 to discontinue the group health insurance business, a liability was established to cover any future losses from operations and costs to exit the business including severance for employees. The amount reflected in the statement of income for the Predecessor reflects an adjustment to the future estimated losses, net of taxes during the phase-out period.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of Jefferson Pilot Financial Insurance Company and its subsidiaries, principally Jefferson Pilot LifeAmerica Insurance Company. Significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are asset valuation allowances, policy liabilities, deferred policy acquisition costs, value of business acquired and the potential effects of resolving litigated matters.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of short-term investments which are highly liquid investments that mature within three months of the date of acquisition.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Invested Assets

Debt and equity securities are classified as securities available-for-sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Policy loans are carried at the unpaid balances.

Mortgage loans on real estate are stated at the unpaid balances, net of allowances for unrecoverable amounts. The Company's mortgage loan portfolio is comprised of conventional real estate mortgages collateralized by retail (27%) and (28%), apartment (20%) and (21%), industrial (22%) and (12%), hotel (20%) and (26%), and office (11%) and (13%) properties at December 31, 1999 and 1998, respectively.

Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Of stated mortgage loan balances as of December 31, 1999 and 1998, 29% and 24% are due from borrowers in South Atlantic states, 21% and 25% are due from borrowers in West South Central states, 14% and 14% are due from borrowers in West North Central states, 11% and 5% are due from borrowers in East North Central states, 8% and 11% are due from borrowers in Mountain states and 11% and 11% are due from borrowers in Pacific states. No other geographic region represents as much as 10% of December 31, 1999 and 1998 mortgage loans.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on dispositions of securities are determined by the specific identification method.

Recognition of Revenues, Benefits, Claims and Expenses:

Universal Life Products

Universal life products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for universal life products consist of

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Universal Life Products (continued)

policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period.

Policy fund liabilities for universal life and other interest-sensitive life insurance policies are computed in accordance with the retrospective deposit method and represent policy account balances before surrender charges. Policy fund assets and liabilities for variable universal life insurance are segregated and recorded as separate account assets and liabilities. Separate account assets are carried at market values as of the balance sheet date and are invested by the Company at the direction of the policyholder. Investments are made in different portfolios in a series fund. Each of the portfolios has specific investment objectives and the investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders. Accordingly, operating results of the separate account are not included in the consolidated statements of income.

Policy claims that are charged to expense include claims incurred in the period in excess of related policy account balances. Other policy benefits include interest credited to universal life and other interest-sensitive life insurance policies. Interest crediting rates ranged from 4.35% to 6.60% in 1999, 4.2% to 6.85% in 1998, and 4% to 6.875% in 1997.

Investment Products

Investment products include flexible premium annuities, structured settlement annuities and other supplementary contracts without life contingencies. Revenues for investment products consist of policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period. Deposits for these products are recorded as policy fund liabilities, which are increased by interest credited to the liabilities and decreased by withdrawals and policy charges assessed against the contract holders. Interest crediting rates generally ranged from 4% to 9.5% in 1999, 4% to 8.15% in 1998, and 3.5% to 6.75% in 1997.

Traditional Life Insurance Products

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Premium revenues for traditional life insurance are recognized as revenues when due. The liabilities for future policy benefits are computed by the net level premium method

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Traditional Life Insurance Products (continued)

based on estimated future investment yield, mortality and withdrawal experience. Interest rate assumptions ranged from 2% to 6% in 1999, 2% to 6% in 1998, and 3% to 9% in 1997. Mortality is calculated principally on an experience multiple applied to select and ultimate tables in common usage in the industry. Estimated withdrawals are determined principally based on industry tables. Policy benefits and claims are charged to expense as incurred.

Accident and Health Insurance

Accident and health insurance premiums are earned on a monthly pro rata basis over the terms of the policies. Benefits include paid claims plus an estimate for known claims and claims incurred but not reported as of the balance sheet date.

Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled, and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.

Reinsurance

Reinsurance receivables include amounts recoverable from reinsurers related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new business, including commissions, certain costs of underwriting and issuing policies and certain agency office expenses, all of which vary with and are primarily related to the production of new business, have been deferred.

Deferred policy acquisition costs for traditional life insurance polices are amortized over the premium paying periods of the related contracts using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and investment products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Deferred Policy Acquisition Costs and Value of Business Acquired(continued)

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits.

The carrying amounts of deferred policy acquisition costs and value of business acquired related to universal life and investment contracts is adjusted to reflect the effects that the unrealized gains or losses on investments classified as available-for-sale would have had on the present value of estimated gross profits had such gains or losses actually been realized. This adjustment is excluded from income and charged or credited directly to accumulated other comprehensive income, net of applicable deferred income tax. The carrying amounts of deferred policy acquisition costs and value of business acquired are also adjusted for the effect of realized gains and losses.

The carrying amounts of deferred policy acquisition costs and value of business required are reviewed periodically to determine that the unamortized portion does not exceed expected recoverable amounts. No impairment adjustments have been reflected in earnings for the three years ended December 31, 1999.

Cost in Excess of Assets Acquired

The excess of the Parent's purchase price over the fair value of assets acquired, which has been "pushed down" to the Company level for financial reporting purposes, is being amortized on a straight-line basis over 35 years. Carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors.

Property and Equipment

Property and equipment used in operations are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated remaining useful lives of the assets.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

2. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

The Company is not included the Parent's consolidated tax return, but instead files its own return with its wholly-owned subsidiaries.

Deferred income tax assets and liabilities are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

New Accounting Pronouncement

Effective January 1, 2001, the Company will adopt SFAS 133, "Accounting for Derivative Instruments and for Hedging Activities". SFAS 133 requires companies to recognize all derivatives on the balance sheet at fair value and establishes special accounting rules for hedging activities. The effect of the hedge accounting rules is to permit a company to offset changes in fair value or cash flows of both the hedged item and hedging instrument in earnings in the same period. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported in earnings in the period of the change. Based on the limited nature of the Company's use of derivatives and hedging activities, adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

3. Invested Assets

Aggregate amortized cost, aggregate fair value and gross unrealized gains and losses of debt securities available-for-sale were as follows (in thousands):

                                                               December 31, 1999
                                     -----------------------------------------------------------------------
                                                             Gross            Gross
                                         Amortized        Unrealized        Unrealized          Fair
                                            Cost             Gains           (Losses)           Value
                                     -----------------------------------------------------------------------
  U.S. Treasury obligations and
     direct obligations of U.S.
     government agencies                  $    78,201          $   409    $       (238)       $     78,372
  Corporate bonds                           2,106,958            4,379         (92,674)          2,018,663
  Obligations of states and
     political subdivisions                       482                -            (127)                355
  Mortgage-backed securities                  858,096            2,028         (36,848)            823,276
  Redeemable preferred stocks                     117               10               -                 127
                                     -----------------------------------------------------------------------
  Total debt securities                    $3,043,854           $6,826       $(129,887)         $2,920,793
                                     =======================================================================

                                                            December 31, 1998
                                     ----------------------------------------------------------------------
                                                             Gross             Gross
                                         Amortized         Unrealized        Unrealized          Fair
                                            Cost             Gains            (Losses)           Value
                                     ----------------- ----------------- ---------------- -----------------
U.S. Treasury obligations
   and direct obligations of
   U.S.government agencies                  $ 107,222           $ 5,675       $        -         $ 112,897
Corporate bonds                             1,885,666           116,685         (13,787)         1,988,564
Obligations of states and
   political subdivisions                       9,451                43             (62)             9,432
Mortgage-backed
   securities                                 958,472            33,684          (5,226)           986,930
Redeemable preferred
   stocks                                       1,524                58                -             1,582
                                     ----------------- ----------------- ---------------- -----------------
Total debt securities                      $2,962,335         $ 156,145       $ (19,075)        $3,099,405
                                     ================= ================= ================ =================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

3. Invested Assets (continued)

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 1999 by contractual maturity were as follows (in thousands):

                                                                           Amortized             Fair
                                                                              Cost              Value
                                                                      -------------------------------------
Due in one year or less                                                   $     37,886      $     37,876
Due after one year through five years                                          242,222           240,843
Due after five years through ten years                                         727,821           694,374
Due after ten years                                                            559,453           541,688
Amounts not due at a single maturity date                                    1,476,472         1,406,012
                                                                      -------------------------------------
                                                                            $3,043,854        $2,920,793
                                                                      =====================================

Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

The sources of net investment income were as follows (in thousands):

                                                         Successor                                 Predecessor
                                ------------------------------------------------------------ ------------------------
                                                                         Eight months              Four months
                                                                             ended                    ended
                                      Year ended December 31,             December 31,              April 30,
                                       1999              1998                1997                     1997
                                ------------------------------------------------------------ ------------------------
Debt securities                          $226,627          $220,435          $144,632                 $75,964
Equity securities                             853               863               778                     379
Policy loans                               18,936            17,369            11,115                   5,281
Mortgage loans                             28,010            14,354             1,818                     267
Other                                       1,012             3,544             2,242                   1,095
                                ------------------------------------------------------------ ------------------------
Gross investment income                   275,438           256,565           160,585                  82,986
Investment expenses                        14,094            10,259             2,404                     930
                                ------------------------------------------------------------ ------------------------
Net investment income                    $261,344          $246,306          $158,181                 $82,056
                                ============================================================ ========================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

Realized investment gains and (losses) were as follows (in thousands):

                                                                              Successor                              Predecessor
                                                  ------------------------------------------------------------ -------------------
                                                                                           Eight months             Four months
                                                                                                  ended                  ended
                                                         Year ended December 31,           December 31,               April 30,
                                                             1999              1998                1997                   1997
                                                  ------------------------------------------------------------ -------------------
Debt securities                                           $     2            $1,897              $4,100                $   918
Equity securities                                             (95)            2,893                 447                  2,722
Real estate                                                   222               984                 241                   (167)
Increase in mortgage loan valuation allowance                (863)           (3,600)                  -                      -
Amortization of value of business acquired                     14              (898)                  -                      -
                                                  ------------------------------------------------------------ -------------------
                                                            $(720)           $1,276              $4,788                 $3,473
                                                  ============================================================ ===================

Information about gross realized gains and losses on available-for-sale securities transactions is as follows (in thousands):

                                                                   Successor                             Predecessor
                                            -------------------------------------------------------- ---------------------
                                                                                   Eight months          Four months
                                                                                       ended                ended
                                                  Year ended December 31,          December 31,           April 30,
                                                   1999              1998              1997                  1997
                                            -------------------------------------------------------- ---------------------
Gross realized:
   Gains                                            $ 2,725           $ 5,913           $ 8,431              $ 6,049
   Losses                                            (2,818)           (1,123)           (3,884)              (2,409)
                                            -------------------------------------------------------- ---------------------

Net realized gains (losses) on available
   for sale securities                            $     (93)          $ 4,790           $ 4,547               $3,640
                                            ======================================================== =====================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

3. Invested Assets (continued)

The changes in unrealized gains and (losses) on securities classified as available-for-sale for the Company were as follows (in thousands):

                                                                             Successor                           Predecessor
                                                         ---------------------------------------------------- ------------------
                                                                                            Eight months         Four months
                                                                                                ended               ended
                                                            Year ended December 31,          December 31,         April 30,
                                                              1999             1998             1997                1997
                                                         -----------------------------------------------------------------------
Change in equity securities                                 $      (966)         $ (1,593)      $   3,897            $  (3,488)
Change in debt securities                                      (260,130)           22,682         114,400              (29,369)
Change in deferred policy acquisition cost adjustment               -                 -               -                 15,305
Change in value of business acquired adjustment                 139,974            (8,519)        (66,094)               1,080
                                                         -----------------------------------------------------------------------
                                                               (121,122)           12,570          52,203              (16,472)
Deferred income taxes                                            42,393            (4,399)        (18,271)               5,764
                                                         -----------------------------------------------------------------------
Change in net unrealized gains                               $  (78,729)         $  8,171        $ 33,932             $(10,708)
                                                         =======================================================================

The Company participates in a securities lending program. The Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. At December 31, 1999, the market value of securities loaned and collateral received amounted to $25.6 million and $26.2 million, respectively. At December 31, 1998, the market value of securities loaned and collateral received amounted to $56.9 million and $58.8 million, respectively.

The allowance for credit losses on mortgage loans increased from $0 at December 31, 1997 to $3.6 at December 31, 1998, and to $4.5 million at December 31, 1999.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

4. Derivatives

Use of Derivatives

The Company's investment policy permits the use of derivative financial instruments such as interest rate swaps in certain circumstances. At December 31, 1999 and 1998, such interest rate swaps are held to modify specific floating-rate direct investments. The notional amount is $60 million at December 31, 1999 and 1998, with the Company receiving an average fixed rate of 7.45% in both years and paying an average floating rate of 5.39% and 5.32%, resepectively, based primarily on the 3 month and 6 month LIBOR rates.

The interest rate swaps are used to reduce the impact of interest rate fluctuations on specific floating-rate direct investments. Interest is exchanged periodically on the notional value, with the Company receiving a fixed rate and paying a short-term LIBOR rate on a net exchange basis. The net amount received or paid under swaps is reflected as an adjustment to investment income. All of the hedges are of investments classified as available-for-sale, and net unrealized gains and losses, net of the effects of income taxes and the impact on deferred policy acquisition costs and the value of business acquired, are not significant and are included in accumulated other comprehensive income in stockholder's equity as of December 31, 1999 and 1998.

Credit and Market Risk

The Company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The Company limits this exposure by entering into swap agreements with counterparties having high credit ratings and by regularly monitoring the ratings.

The Company's credit exposure on swaps is limited to the fair value of swap agreements that are favorable to the Company. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material adverse effect on the Company's financial position or results of operations.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments. The Company routinely monitors correlation between hedged items and hedging instruments. In the event a hedge relationship is terminated or loses correlation, any related hedging instrument that remained would be marked-to-market through income. If the hedging instrument is terminated, any gain or loss is deferred and amortized over the remaining life of the hedged asset.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Policy acquisition costs deferred and the related amortization charged to income were as follows (in thousands):

                                                                   Successor                           Predecessor
                                             ------------------------------------------------------ ------------------
                                                                                   Eight months        Four months
                                                                                      ended               ended
                                                   Year ended December 31,         December 31,           April
                                                                                                           30,
                                                    1999             1998              1997               1997
                                             ------------------------------------------------------ ------------------
 Beginning balance                                   $112,959         $  38,200     $          -            $644,653
 Deferral:
    Commissions                                        85,032            58,374           26,240              37,512
    Other                                              24,964            21,766           13,179               6,589
                                             ------------------------------------------------------ ------------------
                                                      109,996            80,140           39,419              44,101
 Amortization                                         (14,746)           (5,381)          (1,219)            (36,194)
 Change in adjustment to reflect the
    effects of unrealized gains on
    securities                                              -                 -                -              15,305
                                             ------------------------------------------------------ ------------------
 Ending balance                                      $208,209          $112,959          $38,200            $667,865
                                             ====================================================== ==================

Changes in the value of business acquired were as follows (in thousands):

                                                                    Successor                             Predecessor
                                               ----------------------------------------------------- -----------------
                                                                                      Eight months       Four months
                                                                                         ended              ended
                                                       Year ended December 31,         December 31,        April 30,
                                                        1999             1998              1997               1997
                                               ----------------------------------------------------- -----------------
 Beginning balance                                     $402,176         $418,665         $481,600            $ 34,460
 Deferral of commissions and accretion
    of interest                                          17,030           33,617           34,929                   -
 Amortization                                           (48,369)         (51,952)         (31,770)             (1,284)
 Adjustment related to purchase
    accounting adjustments                                    -           11,263                -                   -
 Adjustment related to realized gains on
    debt securities                                          14             (898)               -                   -
 Adjustment related to unrealized gains on
    securities available-for-sale                       139,974           (8,519)         (66,094)              1,080
                                               ----------------------------------------------------- -----------------

 Ending balance                                        $510,825         $402,176         $418,665            $ 34,256
                                               ===================================================== =================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

5. Deferred Policy Acquisition Costs and Value of Business Acquired (continued)

Expected approximate amortization percentages of the value of business acquired as of December 31, 1999 over the next five years were as follows:

   Year ending December 31:
      2000                            10.3%
      2001                             9.0%
      2002                             8.1%
      2003                             7.2%
      2004                             6.4%

6. Federal Income Taxes

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities are as follows (in thousands):

                                                                                                 December 31,
                                                                                            1999             1998
                                                                                    ---------------------------------
 Deferred income tax assets:
    Future policy benefits and policy fund balances                                      $123,034         $138,869
    Net unrealized losses on securities                                                    19,721                -
    Deferred policy acquisition costs                                                           -           26,771
    Other                                                                                  31,259           25,897
                                                                                    ---------------------------------
 Total                                                                                    174,014          191,537


 Deferred income tax liabilities:
    Value of business acquired                                                            124,918          141,847
    Net unrealized gains on securities                                                          -           22,671
    Other                                                                                  26,408           24,205
                                                                                    ---------------------------------
 Total                                                                                    151,326          188,723
                                                                                    ---------------------------------
 Net deferred income tax asset                                                           $ 22,688       $    2,814
                                                                                    =================================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

6. Federal Income Taxes (continued)

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". The Company has approximately $13.5 million of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. The Clinton administration is proposing to tax, as part of its 2001 budget initiative, the "Policyholders' Surplus" over a five-year period. No related deferred tax liability has been recognized for the potential tax which would approximate $4.7 million under current proposed rates.

Federal income taxes paid in 1999 and 1998 were $19.3 million and $29 million, respectively. Federal income taxes paid in 1997, including amounts remitted to the Predecessor's parent for its share of income taxes, were $30.7 million for the Successor and $24.1 million for the Predecessor.

7. Pensions

The Company's employees participate in the Parent's defined benefit pension plans covering substantially all employees. The plans are noncontributory and are funded through group annuity contracts issued by Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The plans provide benefits based on annual compensation and years of service. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent.

Pension costs allocated to the Company were $1.5 million and $2.2 million for 1999 and 1998, respectively. Pension costs allocated to the Successor for the eight months ended December 31, 1997 were $1.7 million. Pension costs allocated to the Predecessor from its Parent for the four months ended April 30, 1997 were not significant.

Terms of the acquisition agreement between the Parent and The Chubb Corporation specified that The Chubb Corporation would assume all responsibilities for pension costs through the acquisition. As such, the Company paid The Chubb Corporation approximately $3.5 million representing the present value of all future pension costs as of April 30, 1997. The difference between the amount remitted to The Chubb Corporation and the liability recorded at April 30, 1997, was recorded as a settlement gain for the Predecessor of approximately $300 thousand.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

8. Other Postretirement Benefits

The Company provides certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Postretirement costs of the Company that were allocated from the Parent amounted to approximately $116 thousand and $200 thousand for the years ended December 31, 1999 and 1998. Prior to the acquisition, the Company had recorded a postretirement benefit obligation of approximately $24.2 million, representing all of the expected costs of retirees, vested active plan participants, and other non-vested plan participants. As part of the acquisition, The Chubb Corporation assumed all liabilities relating to these postretirement benefits without any cash transferring to The Chubb Corporation. The result of this assumption of the liabilities was a settlement gain of approximately $24 million for the Predecessor. This gain is included in the statement of income as a reduction to commissions and operating expenses, net of deferrals.

9.  Commitments and Contingent Liabilities

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the consolidated balance sheet, approximates $1.6 million as of December 31, 1999.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or results of operations.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

10. Reinsurance

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain life insurance contracts written. The maximum amount of individual life insurance retained on any one life, including accidental death benefits, is $1.5 million.

The effect of reinsurance on the premiums and policy benefits in the consolidated statements of income were as follows (in thousands):

                                                                Successor                           Predecessor
                                          -----------------------------------------------------   ------------------
                                                                                Eight months           Four months
                                                                                    ended                 ended
                                                 Year ended December 31,          December 31,          April 30,
                                                 1999              1998               1997                1997
                                          --------------------------------------------------------------------------
Direct premiums and other considerations         $382,529         $372,244           $248,903           $124,039
Less premiums and other
   considerations ceded                            65,314           86,575             14,976              7,063
Plus premiums and other
   considerations assumed                               -           30,268              1,320                409
                                          --------------------------------------------------------------------------
Net premiums and other
      considerations                             $317,215         $315,937           $235,247           $117,385
                                          ==========================================================================

Policy benefits and claims ceded                $  53,398         $105,600          $  26,329          $  11,929

Reinsurance contracts do not relieve the Company from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the three years ended December 31, 1999.

As of December 31, 1999 and 1998, the Company had a reinsurance recoverable of $87 million and $95 million, respectively, from a single reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $191 million of securities and short-term investments as of December 31, 1999 and 1998, respectively, 50% of which are included in investments in the accompanying consolidated balance sheets.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

11. Statutory Financial Information

The Company prepares financial statements on the basis of statutory accounting practices (SAP) prescribed or permitted by the New Hampshire Department of Insurance. Prescribed SAP include a variety of publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompass all accounting practices not so prescribed. The impact of permitted accounting practices on statutory capital and surplus is not significant for the Company.

The principal differences between SAP and generally accepted accounting principles (GAAP) as they relate to the financial statements of the Company are
(1) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (2) amounts collected from holders of universal life-type and investment products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (3) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP, (4) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (5) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (6) no provision is made for deferred income taxes under SAP, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 1999 and 1998 was $307.8 million and $350.9 million. Reported statutory net income for the years ended December 31, 1999, 1998, and 1997 was $73.5 million, $90.7 million, and $151.4 million, respectively.

The amount of GAAP equity in excess of statutory surplus is unavailable for distribution. In addition, various state insurance laws restrict the Company and its insurance subsidiary as to the amount of dividends from statutory surplus they may pay without the prior approval of regulatory authorities. The restrictions generally are based on net gains from operations and on certain levels of surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

11. Statutory Financial Information (continued)

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 1999 and 1998, the Company's adjusted capital and surplus exceeded its authorized control level RBC.

The NAIC Codification of Statutory Accounting Principles (Codification) has been completed. The purpose of Codification is to create uniformity in statutory financial reporting across states. Codification must be adopted by individual states before it will have any bearing on the statutory reporting requirements of their domiciliary companies. The NAIC is encouraging the states to adopt Codification as soon as possible, with an implementation date of January 1, 2001. The Company does not expect implementation to have a material impact on its statutory surplus; however, implementation is expected to result in a net reduction of statutory surplus and RBC throughout the insurance industry.

12.      Transactions with Affiliated Companies

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company expensed $62 million, $69.9 million, and $2.8 million in 1999, 1998, and 1997, for general management and investment services provided by Jefferson-Pilot Life Insurance Company, of which $35.5 million and $55.6 million remained payable at December 31, 1999 and 1998, respectively. The remainder of the payables to affiliates at December 31, 1999 and 1998 was due to other affiliates.

The Predecessor paid its parent, The Chubb Corporation, $2.0 million for general management services and investment services for the four months ended April 30, 1997.

13. Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimates of future cash flows. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

          Jefferson Pilot Financial Insurance Company and Subsidiaries

13. Fair Values of Financial Instruments (continued)

The methods and assumptions used to estimate the fair value of financial instruments are as follows:

         o Fair values of debt securities with active markets are based on quoted market prices. For debt securities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of debt securities are principally a function of current interest rates.

         o Fair values of equity securities are based on quoted market prices.

         o The carrying value of cash and cash equivalents approximates fair value due to the short maturities of these assets.

         o Fair values of policy loans and mortgage loans are estimated using discounted cash flow analyses.

         o Fair values of separate account assets and liabilities are reflected in the consolidated balance sheets.

         o Fair values of securities sold under repurchase agreements approximate carrying values, which include accrued interest.

The carrying value and fair value of financial instruments were as follows (in thousands):

                                                                           Year ended December 31,
                                                                     1999                          1998
                                                         ------------------------------------------------------------
                                                            Carrying        Fair         Carrying         Fair
                                                             Value          Value          Value          Value
                                                         ------------------------------------------------------------
Financial Assets
Debt securities available-for-sale                             $2,920,793   $2,920,793     $3,099,405     $3,099,405
Equity securities available-for-sale                                9,686        9,686         10,668         10,668
Cash and cash equivalents                                          49,158       49,158          6,514          6,514
Policy loans                                                      267,335      327,025        246,290        290,024
Mortgage loans on real estate                                     441,836      411,008        282,355        293,597

Financial Liabilities
Securities sold under repurchase agreements                       166,570      166,570        102,130        102,130

          Jefferson Pilot Financial Insurance Company and Subsidiaries

13. Fair Values of Financial Instruments (continued)

Securities sold under repurchase agreements with a single counterparty, Credit Suisse First Boston Corporation, totaled $101.5 million at December 31, 1999, and had an average maturity date of March 8, 2000.

14.  Other Comprehensive Income

Comprehensive income and its components are displayed in the accompanying Statement of Stockholder's Equity. Currently, the only element of other comprehensive income applicable to the Company is changes in unrealized gains and losses on securities classified as available-for-sale, which are displayed in the following table, along with related tax effects. See Note 3 for further detail of changes in unrealized gains on securities available-for-sale (in thousands):

                                                                         Successor                          Predecessor
                                                    ---------------------------------------------------- -------------------
                                                                                        Eight months     Four months ended
                                                                                       ended December        April 30,
                                                         Year ended December 31,             31,
                                                          1999             1998             1997                1997
                                                    ---------------------------------------------------- -------------------
Unrealized holding (losses) gains arising
  during period, before taxes                             $(121,200)         $16,463          $56,751           $(12,834)
Income taxes                                                 42,420           (5,762)         (19,863)             4,492
                                                    ---------------------------------------------------- -------------------
Unrealized holding (losses) gains arising
  during period, net of taxes                               (78,780)          10,701           36,888             (8,342)

Less reclassification adjustment:
  (Losses) gains realized in net income, before
    taxes                                                       (79)           3,892            4,547              3,640
  Income taxes                                                   28           (1,362)          (1,591)            (1,274)
                                                    ---------------------------------------------------- -------------------
  Reclassification adjustment for (losses)
    gains realized in net income                                (51)           2,530            2,956              2,366
                                                    ---------------------------------------------------- -------------------
Other comprehensive income - net unrealized
  (losses) gains                                         $  (78,729)         $ 8,171          $33,932           $(10,708)
                                                    ==================================================== ===================

          Jefferson Pilot Financial Insurance Company and Subsidiaries

15.      Impact of Year 2000 (Unaudited)

The Company's administrative and financial reporting systems are shared among numerous insurance affiliates within the consolidated Jefferson-Pilot Corporation group. In prior years, the Parent discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Parent completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Parent experienced no significant disruptions in critical information technology systems and believes those systems successfully responded to the Year 2000 date change. The Parent expensed approximately $20.6 million to date in connection with remediating its systems. The Parent is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Parent will continue to monitor its critical computer applications and those of its vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that arise are addressed promptly.

                        REPORT OF INDEPENDENT AUDITORS


Contractholders of JPF Separate Account A
JPF Separate Account A
The Board of Directors, JPF Separate Account A


We have audited the accompanying statements of assets and liabilities of the JPF Separate Account A as of December 31, 1999, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPF Separate Account A at December 31, 1999, and the results of its operations and the changes in its net assets for the periods indicated therein in conformity with accounting principles generally accepted in the United States.




                                                           /s/ Ernst & Young LLP


Boston, Massachusetts
March 23, 2000

                      STATEMENT OF ASSETS AND LIABILITIES

                             JPF SEPARATE ACCOUNT A
                               December 31, 1999

                                                  JPVF            JPVF            JPVF
                                             International        World          Global
                                                 Equity       Growth Stock    Hard Assets
                                                Division        Division        Division
                                            --------------- ---------------- -------------
ASSETS
Investments at cost .......................  $ 16,851,415     $102,201,447    $6,226,361
                                             ============     ============    ==========
Investments at market value ...............  $ 21,417,249     $127,656,364    $5,498,877
Net premiums receivable (payable) .........         4,149          (98,543)       (3,488)
                                             ------------     ------------    ----------
    TOTAL NET ASSETS ......................  $ 21,421,398     $127,557,821    $5,495,389
                                             ============     ============    ==========
NET ASSET DISTRIBUTION
  Ensemble ................................                   $  1,998,819    $   79,803
  Ensemble II .............................  $ 21,421,398      125,559,002     5,415,586
                                             ------------     ------------    ----------
    TOTAL NET ASSETS ......................  $ 21,421,398     $127,557,821    $5,495,389
                                             ============     ============    ==========
UNITS OUTSTANDING
  Ensemble ................................                         38,941         8,506
  Ensemble II .............................     1,324,511        2,539,786       599,530
NET ASSET VALUE PER UNIT
  Ensemble ................................                   $     51.331    $    9.382
  Ensemble II .............................  $     16.174     $     49.441    $    9.034


                                                   JPVF              JPVF            JPVF
                                                 Emerging          Capital           Small           JPVF
                                                  Growth            Growth          Company         Growth
                                                 Division          Division        Division        Division
                                            ----------------- ----------------- -------------- ----------------
ASSETS
Investments at cost .......................   $  68,466,574     $ 163,241,350    $86,427,896     $ 14,656,170
                                              =============     =============    ===========     ============
Investments at market value ...............   $ 150,071,069     $ 313,132,843    $90,708,885     $ 21,821,774
Net premiums receivable (payable) .........         111,456           186,518        (32,214)          82,843
                                              -------------     -------------    -----------     ------------
    TOTAL NET ASSETS ......................   $ 150,182,525     $ 313,319,361    $90,676,671     $ 21,904,617
                                              =============     =============    ===========     ============
NET ASSET DISTRIBUTION
  Ensemble ................................                                      $   606,977
  Ensemble II .............................   $ 150,182,525     $ 313,319,361     90,069,694     $ 21,904,617
                                              -------------     -------------    -----------     ------------
    TOTAL NET ASSETS ......................   $ 150,182,525     $ 313,319,361    $90,676,671     $ 21,904,617
                                              =============     =============    ===========     ============
UNITS OUTSTANDING
  Ensemble ................................                                           13,010
  Ensemble II .............................       3,524,253         5,025,427      2,005,820          940,853
NET ASSET VALUE PER UNIT
  Ensemble ................................                                      $    46.658
  Ensemble II .............................   $      42.617     $      62.351    $    44.908     $     23.283

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A
                               December 31, 1999

                                           JPVF
                                         Growth &          JPVF            JPVF
                                          Income         Balanced       High Yield
                                         Division        Division        Division
                                      -------------- ---------------- --------------
ASSETS
Investments at cost .................  $51,407,209     $ 33,635,926     $5,701,471
                                       ===========     ============     ==========
Investments at market value .........  $59,159,239     $ 42,340,461     $5,289,222
Accrued investment income ...........           --               --        434,055
Net premiums receivable .............      (30,855)          10,802         (5,770)
                                       -----------     ------------     ----------
    TOTAL NET ASSETS ................  $59,128,384     $ 42,351,263     $5,717,507
                                       ===========     ============     ==========
NET ASSET DISTRIBUTION
  Ensemble ..........................                            --
  Ensemble II .......................  $59,128,384     $ 42,351,263     $5,717,507
                                       -----------     ------------     ----------
    TOTAL NET ASSETS ................  $59,128,384     $ 42,351,263     $5,717,507
                                       ===========     ============     ==========
UNITS OUTSTANDING
  Ensemble ..........................
  Ensemble II .......................    2,051,583        1,696,392        552,664
NET ASSET VALUE PER UNIT
  Ensemble ..........................
  Ensemble II .......................  $    28.823     $     24.967     $   10.346


                                            JPVF           Fidelity         Fidelity
                                            Money           VIP II            VIP           Fidelity
                                           Market         Contrafund     Equity Income     VIP Growth
                                          Division         Division         Division        Division
                                      ---------------- ---------------- --------------- ----------------
ASSETS
Investments at cost .................   $ 23,308,344     $ 47,379,961     $ 9,295,439     $ 35,954,839
                                        ============     ============     ===========     ============
Investments at market value .........   $ 23,799,898     $ 64,970,351     $ 9,348,655     $ 45,268,975
Accrued investment income ...........             --               --              --               --
Net premiums receivable .............        111,369           30,150         258,023          179,000
                                        ------------     ------------     -----------     ------------
    TOTAL NET ASSETS ................   $ 23,911,267     $ 65,000,501     $ 9,606,678     $ 45,447,975
                                        ============     ============     ===========     ============
NET ASSET DISTRIBUTION
  Ensemble ..........................   $     30,774
  Ensemble II .......................     23,880,493     $ 65,000,501     $ 9,606,678     $ 45,447,975
                                        ------------     ------------     -----------     ------------
    TOTAL NET ASSETS ................   $ 23,911,267     $ 65,000,501     $ 9,606,678     $ 45,447,975
                                        ============     ============     ===========     ============
UNITS OUTSTANDING
  Ensemble ..........................          1,652
  Ensemble II .......................      1,331,669        2,985,507         809,036        2,383,455
NET ASSET VALUE PER UNIT
  Ensemble ..........................   $     18.632
  Ensemble II .......................   $     17.934     $     21.774     $    11.875     $     19.070

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A
                               December 31, 1999

                                               Fidelity        Fidelity
                                                 VIP            VIP II             MFS
                                             High Income      Index 500         Research
                                               Division        Division         Division
                                            ------------- ----------------- ----------------
ASSETS
Investments at cost .......................  $1,920,397     $  88,763,029     $  8,640,649
                                             ==========     =============     ============
Investments at market value ...............  $1,757,092     $ 118,016,279     $ 10,681,214
Net premiums receivable (payable) .........      (1,234)           34,569           23,798
                                             ----------     -------------     ------------
    TOTAL NET ASSETS ......................  $1,755,858     $ 118,050,848     $ 10,705,012
                                             ==========     =============     ============
NET ASSET DISTRIBUTION
  Ensemble ................................
  Ensemble II .............................  $1,755,858     $ 118,050,848     $ 10,705,012
                                             ----------     -------------     ------------
    TOTAL NET ASSETS ......................  $1,755,858     $ 118,050,848     $ 10,705,012
                                             ==========     =============     ============
UNITS OUTSTANDING
  Ensemble ................................
  Ensemble II .............................     137,722         5,182,440          703,899
NET ASSET VALUE PER UNIT
  Ensemble ................................
  Ensemble II .............................  $   12.750     $      22.781     $     15.209


                                                   MFS          Oppenheimer      Oppenheimer      Templeton
                                                Utilities          Bond        Strategic Bond   International
                                                Division         Division         Division        Division
                                            ---------------- ---------------- ---------------- --------------
ASSETS
Investments at cost .......................   $ 10,400,906     $ 20,267,178      $3,031,062     $57,221,420
                                              ============     ============      ==========     ===========
Investments at market value ...............   $ 12,769,955     $ 19,430,460      $3,033,798     $68,583,089
Net premiums receivable (payable) .........          3,857            1,630         (77,951)        (38,659)
                                              ------------     ------------      ----------     -----------
    TOTAL NET ASSETS ......................   $ 12,773,812     $ 19,432,090      $2,955,847     $68,544,430
                                              ============     ============      ==========     ===========
NET ASSET DISTRIBUTION
  Ensemble ................................                    $     26,936
  Ensemble II .............................   $ 12,773,812       19,405,154      $2,955,847     $68,544,430
                                              ------------     ------------      ----------     -----------
    TOTAL NET ASSETS ......................   $ 12,773,812     $ 19,432,090      $2,955,847     $68,544,430
                                              ============     ============      ==========     ===========
UNITS OUTSTANDING
  Ensemble ................................                           1,217
  Ensemble II .............................        814,809          910,153         288,268       3,342,285
NET ASSET VALUE PER UNIT
  Ensemble ................................                    $     22.139
  Ensemble II .............................   $     15.678     $     21.322      $   10.255     $    20.510

See notes to financial statements.

                             STATEMENT OF OPERATIONS

                             JPF SEPARATE ACCOUNT A

                                                                  JPVF
                                                              International
                                                                 Equity
                                                                Division
                                                   -----------------------------------
                                                                       Period from             JPVF World Growth Stock Division
                                                                   January 15, 1998(a)  -------------------------------------------
                                                     Year Ended            to                      Year Ended December 31,
                                                    December 31,      December 31,      -------------------------------------------
                                                        1999              1998               1999           1998            1997
                                                   -------------- --------------------  ------------- --------------- -------------
Investment Income:
  Dividend income ................................  $       --          $     --         $   359,571     $2,325,200     $ 2,476,350
  Distributions of realized gains ................          --            27,704           1,324,887      7,901,423      13,293,185
                                                    ----------          --------         -----------     ----------     -----------
                                                            --            27,704           1,684,458     10,226,623      15,769,535

Expenses:
  Mortality and expense risk charge ..............     129,696            29,866           1,061,262      1,080,424       1,001,394
                                                    ----------          --------         -----------     ----------     -----------
    Net investment income (loss) .................    (129,696)           (2,162)            623,196      9,146,199      14,768,141
                                                    ----------          --------         -----------     ----------     -----------

Gain (loss) on investments:
  Net realized gain (loss) on investments ........     720,386            (1,410)          1,558,287      1,498,732       1,393,920
  Change in net unrealized gain (loss)
   on investments ................................   4,015,470           550,363          19,480,089     (8,293,399)     (2,140,961)
                                                    ----------          --------         -----------     ----------     -----------
  Net gain (loss) on investments .................   4,735,856           548,953          21,038,376     (6,794,667)       (747,041)
                                                    ----------          --------         -----------     ----------     -----------
  Increase (decrease) in
   net assets from operations ....................  $4,606,160          $546,791         $21,661,572     $2,351,532     $14,021,100
                                                    ==========          ========         ===========     ==========     ===========




                                                            JPVF Global Hard Assets Division
                                                     ----------------------------------------------
                                                                 Year Ended December 31,
                                                     ----------------------------------------------
                                                           1999           1998            1997
                                                     --------------- -------------  ---------------
Investment Income:
  Dividend income .................................  $    5,738       $   72,099    $    52,180
  Distributions of realized gains .................          --               --        154,999
                                                     ----------       ----------    -----------
                                                          5,738           72,099        207,179

Expenses:
  Mortality and expense risk charge ...............      51,987           43,859         60,762
                                                     ----------       ----------    -----------
    Net investment income (loss) ..................     (46,249)          28,240        146,417
                                                     ----------       ----------    -----------

Gain (loss) on investments:
  Net realized gain (loss) on investments .........  (1,083,450)        (826,362)    (1,020,911)
  Change in net unrealized gain (loss)
   on investments .................................   1,807,479          121,013     (2,862,423)
                                                     ----------       ----------    -----------
  Net gain (loss) on investments ..................     724,029         (705,349)    (3,883,334)
                                                     ----------       ----------    -----------
  Increase (decrease) in
   net assets from operations .....................  $  677,780       $ (677,109)   $(3,736,917)
                                                     ==========       ==========    ===========


(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                          JPVF Emerging Growth Division
                                                   -------------------------------------------
                                                             Year Ended December 31,
                                                   -------------------------------------------
                                                         1999           1998          1997
                                                   --------------- -------------- ------------
Investment Income:
  Dividend income ................................   $        --    $        --    $       --
  Distributions of realized gains ................            --        562,053     2,355,925
                                                     -----------    -----------    ----------
                                                              --        562,053     2,355,925

Expenses:
  Mortality and expense risk charge ..............       821,544        549,991       341,819
                                                     -----------    -----------    ----------
    Net investment income (loss) .................      (821,544)        12,062     2,014,106
                                                     -----------    -----------    ----------

Gain on investments:
  Net realized gain on investments ...............     3,161,020      1,477,889       528,900
  Change in net unrealized gain on investments ...    59,901,442     16,294,927     3,845,746
                                                     -----------    -----------    ----------
  Net gain on investments ........................    63,062,462     17,772,816     4,374,646
                                                     -----------    -----------    ----------
    Increase in net assets from operations .......   $62,240,918    $17,784,878    $6,388,752
                                                     ===========    ===========    ==========

                                                           JPVF Capital Growth Division
                                                   --------------------------------------------
                                                             Year Ended December 31,
                                                   --------------------------------------------
                                                        1999           1998           1997
                                                   -------------- -------------- --------------
Investment Income:
  Dividend income ................................  $        --    $        --    $    21,278
  Distributions of realized gains ................    5,837,977      9,631,854      5,556,589
                                                    -----------    -----------    -----------
                                                      5,837,977      9,631,854      5,577,867

Expenses:
  Mortality and expense risk charge ..............    2,091,275      1,396,476        962,680
                                                    -----------    -----------    -----------
    Net investment income (loss) .................    3,746,702      8,235,378      4,615,187
                                                    -----------    -----------    -----------

Gain on investments:
  Net realized gain on investments ...............    1,944,106      2,650,023        827,249
  Change in net unrealized gain on investments ...   85,575,214     38,211,343     19,770,192
                                                    -----------    -----------    -----------
  Net gain on investments ........................   87,519,320     40,861,366     20,597,441
                                                    -----------    -----------    -----------
    Increase in net assets from operations .......  $91,266,022    $49,096,744    $25,212,628
                                                    ===========    ===========    ===========

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A


                                                                                                            JPVF
                                                                                                           Growth
                                                                                                          Division
                                                                                             -----------------------------------
                                                       JPVF Small Company Division                               Period from
                                             -----------------------------------------------                 January 20, 1998(a)
                                                         Year Ended December 31,               Year Ended            to
                                             -----------------------------------------------  December 31,      December 31,
                                                   1999            1998            1997           1999              1998
                                             --------------- ---------------- -------------- -------------- --------------------
Investment Income:
  Dividend income ..........................  $    102,370    $     888,637    $   377,561     $       --        $      --
  Distributions of realized gains ..........     1,905,734        7,682,840      7,681,445         36,111               --
                                              ------------    -------------    -----------     ----------        ---------
                                                 2,008,104        8,571,477      8,059,006         36,111               --

Expenses:
  Mortality and expense risk charge ........       698,842          791,529        717,430         63,641            6,809
                                              ------------    -------------    -----------     ----------        ---------
    Net investment income (loss) ...........     1,309,262        7,779,948      7,341,576        (27,530)          (6,809)
                                              ------------    -------------    -----------     ----------        ---------

Gain (loss) on investments:
  Net realized gain (loss) on investments ..    (1,289,759)         939,643      1,112,075        101,362          (46,655)
  Change in net unrealized gain (loss)
   on investments ..........................    10,478,964      (20,294,880)     7,517,633      6,934,317          231,287
                                              ------------    -------------    -----------     ----------        ---------
  Net gain (loss) on investments ...........     9,189,205      (19,355,237)     8,629,708      7,035,679          184,632
                                              ------------    -------------    -----------     ----------        ---------
    Increase (decrease) in
     net assets from operations ............  $ 10,498,467    $ (11,575,289)   $15,971,284     $7,008,149        $ 177,823
                                              ============    =============    ===========     ==========        =========

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                  JPVF Growth & Income Division                 JPVF Balanced Division
                                           ------------------------------------------- ----------------------------------------
                                                     Year Ended December 31,                   Year Ended December 31,
                                           ------------------------------------------- ----------------------------------------
                                                1999          1998           1997          1999          1998          1997
                                           ------------- ------------- --------------- ------------ ------------- -------------
Investment Income:
  Dividend income .........................  $       --    $  404,228    $     294,059   $    6,369   $  554,007    $  547,519
  Distributions of realized gains .........     408,080            --        8,675,134      589,559    2,074,977     3,433,962
                                             ----------    ----------    -------------   ----------   ----------    ----------
                                                408,080       404,228        8,969,193      595,928    2,628,984     3,981,481

Expenses:
  Mortality and expense risk charge .......     513,429       435,459          298,852      322,184      256,295       199,545
                                             ----------    ----------    -------------   ----------   ----------    ----------
    Net investment income (loss) ..........    (105,349)      (31,231)       8,670,341      273,744    2,372,689     3,781,936
                                             ----------    ----------    -------------   ----------   ----------    ----------

Gain (loss) on investments:
  Net realized gain (loss) on investments .   1,036,064       781,929          763,718      250,283      111,626       125,127
  Change in net unrealized gain (loss)
   on investments .........................   1,596,857     4,120,409       (1,791,862)   6,776,884    1,976,202      (829,904)
                                             ----------    ----------    -------------   ----------   ----------    ----------
  Net gain (loss) on investments ..........   2,632,921     4,902,338       (1,028,144)   7,027,167    2,087,828      (704,777)
                                             ----------    ----------    -------------   ----------   ----------    ----------
    Increase (decrease) in
     net assets from operations ...........  $2,527,572    $4,871,107    $   7,642,197   $7,300,911   $4,460,517    $3,077,159
                                             ==========    ==========    =============   ==========   ==========    ==========

                                                       JPVF High Yield
                                                           Division
                                              ----------------------------------
                                                                 Period from
                                                              January 8, 1998(a)
                                                Year Ended            to
                                               December 31,      December 31,
                                                   1999              1998
                                              -------------- -------------------
Investment Income:
  Dividend income .........................    $   434,055       $  296,661
  Distributions of realized gains .........             --               --
                                               -----------       ----------
                                                   434,055          296,661

Expenses:
  Mortality and expense risk charge .......         55,669           32,443
                                               -----------       ----------
    Net investment income (loss) ..........        378,386          264,218
                                               -----------       ----------

Gain (loss) on investments:
  Net realized gain (loss) on investments .        (40,844)         (77,480)
  Change in net unrealized gain (loss)
   on investments .........................       (124,383)        (287,866)
                                               -----------       ----------
  Net gain (loss) on investments ..........       (165,227)        (365,346)
                                               -----------       ----------
    Increase (decrease) in
     net assets from operations ...........    $   213,159       $ (101,128)
                                               ===========       ==========

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                    JPVF Money Market Division         Fidelity VIP II Contrafund Division
                                               ------------------------------------- ----------------------------------------
                                                      Year Ended December 31,                Year Ended December 31,
                                               ------------------------------------- ----------------------------------------
                                                    1999         1998        1997         1999          1998         1997
                                               ------------- ----------- ----------- ------------- ------------- ------------
Investment Income:
  Dividend income ............................  $        --   $507,941    $ 425,055   $   215,838   $  141,812    $   53,570
  Distributions of realized gains ............           --         --           --     1,582,814    1,043,329       141,577
                                                -----------   --------    ---------   -----------   ----------    ----------
                                                         --    507,941      425,055     1,798,652    1,185,141       195,147

Expenses:
  Mortality and expense risk charge ..........      177,261    111,692       90,263       461,629      246,378       112,772
                                                -----------   --------    ---------   -----------   ----------    ----------
    Net investment income (loss) .............     (177,261)   396,249      334,792     1,337,023      938,763        82,375
                                                -----------   --------    ---------   -----------   ----------    ----------

Gain (loss) on investments:
  Net realized gain (loss) on investments.....      142,086     53,452       61,042     1,161,891      381,646       143,362
  Change in net unrealized gain (loss)
   on investments ............................      740,327     20,157      (11,529)    9,007,322    6,265,813     1,928,296
                                                -----------   --------    ---------   -----------   ----------    ----------
  Net gain (loss) on investments .............      882,413     73,609       49,513    10,169,213    6,647,459     2,071,658
                                                -----------   --------    ---------   -----------   ----------    ----------
    Increase in net assets
     from operations .........................  $   705,152   $469,858    $ 384,305   $11,506,236   $7,586,222    $2,154,033
                                                ===========   ========    =========   ===========   ==========    ==========


                                                            Fidelity
                                                       VIP Equity Income
                                                            Division
                                               ----------------------------------
                                                                  Period from
                                                               January 8, 1998(a)
                                                 Year Ended            to
                                                December 31,      December 31,
                                                    1999              1998
                                               -------------- -------------------
Investment Income:
  Dividend income ............................  $    69,348       $     8,570
  Distributions of realized gains ............      153,295            30,500
                                                -----------       -----------
                                                    222,643            39,070

Expenses:
  Mortality and expense risk charge ..........       67,673            38,308
                                                -----------       -----------
    Net investment income (loss) .............      154,970               762
                                                -----------       -----------

Gain (loss) on investments:
  Net realized gain (loss) on investments.....       85,743          (114,816)
  Change in net unrealized gain (loss)
   on investments ............................     (139,539)          192,755
                                                -----------       -----------
  Net gain (loss) on investments .............      (53,796)           77,939
                                                -----------       -----------
    Increase in net assets
     from operations .........................  $   101,174       $    78,701
                                                ===========       ===========

(a) Commencement of operations.

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                        Fidelity
                                                       VIP Growth
                                                        Division
                                           ----------------------------------
                                                              Period from        Fidelity VIP High Income Division
                                                           January 8, 1998(a) ---------------------------------------
                                             Year Ended            to                 Year Ended December 31,
                                            December 31,      December 31,    ---------------------------------------
                                                1999              1998             1999          1998         1997
                                           -------------- ------------------- ------------- ------------- -----------
Investment Income:
  Dividend income ........................   $   17,820       $      141       $   224,955   $  398,490    $248,474
  Distributions of realized gains ........    1,120,427            3,709             8,409      253,207      30,711
                                             ----------       ----------       -----------   ----------    --------
                                              1,138,247            3,850           233,364      651,697     279,185

Expenses:
  Mortality and expense risk charge ......      233,111           18,771            19,003       35,359      45,794
                                             ----------       ----------       -----------   ----------    --------
    Net investment income (loss) .........      905,136          (14,921)          214,361      616,338     233,391
                                             ----------       ----------       -----------   ----------    --------

Gain (loss) on investments:
  Net realized gain (loss) on investments.       59,375          (10,197)         (120,010)      97,475      71,464
  Change in net unrealized gain (loss)
   on investments ........................    8,178,073        1,136,063            63,150     (784,352)    451,237
                                             ----------       ----------       -----------   ----------    --------
  Net gain (loss) on investments .........    8,237,448        1,125,866           (56,860)    (686,877)    522,701
                                             ----------       ----------       -----------   ----------    --------
    Increase (decrease) in net assets
     from operations .....................   $9,142,584       $1,110,945       $   157,501   $  (70,539)   $756,092
                                             ==========       ==========       ===========   ==========    ========

                                               Fidelity VIP II Index 500 Division
                                           ------------------------------------------
                                                     Year Ended December 31,
                                           ------------------------------------------
                                                1999          1998          1997
                                           ------------- ------------- -------------
Investment Income:
  Dividend income ........................  $   781,774   $   371,052   $  101,288
  Distributions of realized gains ........      530,490       859,422      205,527
                                            -----------   -----------   ----------
                                              1,312,264     1,230,474      306,815

Expenses:
  Mortality and expense risk charge ......      887,561       431,588      164,470
                                            -----------   -----------   ----------
    Net investment income (loss) .........      424,703       798,886      142,345
                                            -----------   -----------   ----------

Gain (loss) on investments:
  Net realized gain (loss) on investments.    3,073,138       551,714      435,364
  Change in net unrealized gain (loss)
   on investments ........................   14,391,208    10,456,961    3,844,079
                                            -----------   -----------   ----------
  Net gain (loss) on investments .........   17,464,346    11,008,675    4,279,443
                                            -----------   -----------   ----------
    Increase (decrease) in net assets
     from operations .....................  $17,889,049   $11,807,561   $4,421,788
                                            ===========   ===========   ==========

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                               MFS Research                        MFS Utilities
                                                                 Division                            Division
                                                    ----------------------------------- -----------------------------------
                                                                        Period from                         Period from
                                                                    January 8, 1998(a)                  January 12, 1998(a)
                                                      Year Ended            to            Year Ended            to
                                                     December 31,      December 31,      December 31,      December 31,
                                                         1999              1998              1999              1998
                                                    -------------- -------------------- -------------- --------------------
Investment Income:
  Dividend income .................................   $   13,020       $     3,768        $   60,485         $ 13,390
  Distributions of realized gains .................       68,803            49,416           304,120           60,878
                                                      ----------       -----------        ----------         --------
                                                          81,823            53,184           364,605           74,268

Expenses:
  Mortality and expense risk charge ...............       65,517            22,916            68,471           17,630
                                                      ----------       -----------        ----------         --------
    Net investment income .........................       16,306            30,268           296,134           56,638
                                                      ----------       -----------        ----------         --------

Gain (loss) on investments:
  Net realized gain (loss) on investments .........      107,800          (192,250)          154,941           38,000
  Change in net unrealized gain (loss)
   on investments .................................    1,704,948           335,616         2,096,308          272,742
                                                      ----------       -----------        ----------         --------
  Net gain (loss) on investments ..................    1,812,748           143,366         2,251,249          310,742
                                                      ----------       -----------        ----------         --------
    Increase (decrease) in net assets
     from Operations ..............................   $1,829,054       $   173,634        $2,547,383         $367,380
                                                      ==========       ===========        ==========         ========


                                                            Oppenheimer Bond Division
                                                    ----------------------------------------
                                                             Year Ended December 31,
                                                    ----------------------------------------
                                                          1999          1998        1997
                                                    --------------- ----------- -----------
Investment Income:
  Dividend income .................................  $     861,797   $229,399    $754,014
  Distributions of realized gains .................         82,763    207,606      12,303
                                                     -------------   --------    --------
                                                           944,560    437,005     766,317

Expenses:
  Mortality and expense risk charge ...............        173,390    145,903     114,725
                                                     -------------   --------    --------
    Net investment income .........................        771,170    291,102     651,592
                                                     -------------   --------    --------

Gain (loss) on investments:
  Net realized gain (loss) on investments .........       (134,605)   296,390      31,843
  Change in net unrealized gain (loss)
   on investments .................................     (1,114,314)   247,987     235,133
                                                     -------------   --------    --------
  Net gain (loss) on investments ..................     (1,248,919)   544,377     266,976
                                                     -------------   --------    --------
    Increase (decrease) in net assets
     from Operations ..............................  $    (477,749)  $835,479    $918,568
                                                     =============   ========    ========

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                            Oppenheimer
                                                          Strategic Bond
                                                             Division
                                                -----------------------------------
                                                                    Period from          Templeton International Division
                                                                January 12, 1998(a) ------------------------------------------
                                                  Year Ended            to                    Year Ended December 31,
                                                 December 31,      December 31,     ------------------------------------------
                                                     1999              1998              1999          1998          1997
                                                -------------- -------------------- ------------- ------------- -------------
Investment Income:
  Dividend income .............................   $ 109,302          $  5,696        $ 1,540,020   $1,024,661    $  678,464
  Distributions of realized gains .............          --             3,670          5,349,542    1,831,974       272,716
                                                  ---------          --------        -----------   ----------    ----------
                                                    109,302             9,366          6,889,562    2,856,635       951,180
Expenses:
  Mortality and expense risk charge ...........      20,608             8,104            529,156      429,430       301,799
                                                  ---------          --------        -----------   ----------    ----------
    Net investment income .....................      88,694             1,262          6,360,406    2,427,205       649,381
                                                  ---------          --------        -----------   ----------    ----------
Gain (loss) on investments:
  Net realized gain (loss) on investments .....     (19,086)           (2,048)           338,691      776,195       828,887
  Change in net unrealized gain (loss)
    on investments ............................     (22,018)           24,753          5,803,054      295,855     2,126,633
                                                  ---------          --------        -----------   ----------    ----------
  Net gain (loss) on investments ..............     (41,104)           22,705          6,141,745    1,072,050     2,955,520
                                                  ---------          --------        -----------   ----------    ----------
    Increase in net assets
     from operations ..........................   $  47,590          $ 23,967        $12,502,151   $3,499,255    $3,604,901
                                                  =========          ========        ===========   ==========    ==========

(a) Commencement of operations

See notes to financial statements.

                       STATEMENT OF CHANGES IN NET ASSETS

                             JPF SEPARATE ACCOUNT A

                                                            JPVF
                                                        International
                                                           Equity
                                                          Division
                                             -----------------------------------           JPVF World Growth Stock Division
                                                                 Period from      -------------------------------------------------
                                               Year Ended    January 15, 1998(a)               Year Ended December 31,
                                              December 31,           to           -------------------------------------------------
                                                  1999        December 31, 1998         1999             1998            1997
                                             -------------- --------------------  ---------------- --------------- ----------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..............  $   (129,696)      $   (2,162)       $     623,196   $  9,146,199      $ 14,768,141
 Net realized gain (loss) on investments ...       720,386           (1,410)           1,558,287      1,498,732         1,393,920
 Change in net unrealized gain (loss)
  on investments ...........................     4,015,470          550,363           19,480,089     (8,293,399)       (2,140,961)
                                              ------------       ----------        -------------   ------------      ------------
Increase (decrease) in net assets from
 operations ................................     4,606,160          546,791           21,661,572      2,351,532        14,021,100
Contractholder transactions--Note F:
 Transfers of net premiums .................     3,996,999        1,201,519           16,845,423     19,624,937        20,387,148
 Transfers from/to General Account
  and within Separate Account, net .........     5,710,860        6,623,800          (19,163,711)   (12,458,969)       (4,647,630)
 Transfers of cost of insurance ............    (1,006,092)        (238,990)          (7,185,745)    (7,802,232)       (7,901,778)
 Transfers on account of death .............        (1,803)         (12,068)            (284,192)      (329,223)         (143,565)
 Transfers on account of other                                                                --
  terminations .............................       (22,117)          16,339           (1,514,073)    (2,164,208)       (2,830,872)
                                              ------------       ----------        -------------   ------------      ------------
Net increase (decrease) in net assets
 derived from contractholder transactions ..     8,677,847        7,590,600          (11,302,298)    (3,129,695)        4,863,303
Net increase (decrease) in net assets ......    13,284,007        8,137,391           10,359,274       (778,163)       18,884,403
                                              ------------       ----------        -------------   ------------      ------------
Balance at beginning of year ...............     8,137,391               --          117,198,547    117,976,710        99,092,307
                                              ------------       ----------        -------------   ------------      ------------
Balance at end of year .....................  $ 21,421,398       $8,137,391        $ 127,557,821   $117,198,547      $117,976,710
                                              ============       ==========        =============   ============      ============






                                                             JPVF Global Hard Assets Division
                                                     ----------------------------------------------
                                                                Year Ended December 31,
                                                     ---------------- ------------- ---------------
                                                           1999            1998           1997
                                                     ---------------  ------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) .....................   $     (46,249)   $   28,240    $     146,417
 Net realized gain (loss) on investments ..........      (1,083,450)     (826,362)      (1,020,911)
 Change in net unrealized gain (loss)
  on investments ..................................       1,807,479       121,013       (2,862,423)
                                                      -------------    ----------    -------------
Increase (decrease) in net assets from
 operations .......................................         677,780      (677,109)      (3,736,917)
Contractholder transactions--Note F:
 Transfers of net premiums ........................       1,235,187     1,192,112        1,487,487
 Transfers from/to General Account
  and within Separate Account, net ................        (275,408)     (854,463)         594,080
 Transfers of cost of insurance ...................        (460,243)     (412,766)        (522,160)
 Transfers on account of death ....................          (5,186)       (4,158)          (5,118)
 Transfers on account of other
  terminations ....................................         (80,350)     (113,411)        (297,357)
                                                      -------------    ----------    -------------
Net increase (decrease) in net assets
 derived from contractholder transactions .........         414,000      (192,686)       1,256,932
Net increase (decrease) in net assets .............       1,091,780      (869,795)      (2,479,985)
                                                      -------------    ----------    -------------
Balance at beginning of year ......................       4,403,609     5,273,404        7,753,389
                                                      -------------    ----------    -------------
Balance at end of year ............................   $   5,495,389    $4,403,609    $   5,273,404
                                                      =============    ==========    =============

(a) Commencement of operations

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                   JPVF Emerging Growth Division                JPVF Capital Growth Division
                                             -----------------------------------------   -------------------------------------------
                                                       Year Ended December 31,                     Year Ended December 31,
                                             -----------------------------------------   -------------------------------------------
                                                   1999          1998         1997           1999           1998           1997
                                              ------------   -----------   -----------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..............  $   (821,544)  $    12,062   $ 2,014,106  $  3,746,702   $  8,235,378   $  4,615,187
 Net realized gain (loss)
  on investments ...........................     3,161,020     1,477,889       528,900     1,944,106      2,650,023        827,249
 Change in net unrealized gain (loss)
  on investments ...........................    59,901,442    16,294,927     3,845,746    85,575,214     38,211,343     19,770,192
                                              ------------   -----------   -----------  ------------   ------------   ------------
Increase (decrease) in net assets from
 operations ................................    62,240,918    17,784,878     6,388,752    91,266,022     49,096,744     25,212,628
Contractholder transactions--Note F:
 Transfers of net premiums .................    17,827,633    15,940,085    12,081,437    36,826,017     29,497,989     23,605,444
 Transfers from/to General Account
  and within Separate Account, net .........    (2,063,189)      893,513     7,761,806    11,080,254        358,425      2,703,509
 Transfers of cost of insurance ............    (5,826,562)   (4,518,851)   (3,150,610)  (13,445,085)   (10,254,190)    (7,961,359)
 Transfers on account of death .............      (165,890)      (55,398)      (29,914)     (341,019)      (314,463)      (104,089)
 Transfers on account of other
  terminations .............................      (732,498)     (634,670)     (617,379)   (2,211,653)    (2,015,250)    (2,348,433)
                                              ------------   -----------   -----------  ------------   ------------   ------------
Net increase (decrease) in net assets
 derived from contractholder transactions ..     9,039,494    11,624,679    16,045,340    31,908,514     17,272,511     15,895,072
Net increase (decrease) in net assets ......    71,280,412    29,409,557    22,434,092   123,174,536     66,369,255     41,107,700
                                              ------------   -----------   -----------  ------------   ------------   ------------
Balance at beginning of year ...............    78,902,113    49,492,556    27,058,464   190,144,825    123,775,570     82,667,870
                                              ------------   -----------   -----------  ------------   ------------   ------------
Balance at end of year .....................  $150,182,525   $78,902,113   $49,492,556  $313,319,361   $190,144,825   $123,775,570
                                              ============   ===========   ===========  ============   ============   ============



                                                         JPVF Small Company Division
                                             ------------------------------------------------
                                                            Year Ended December 31,
                                             ------------------------------------------------
                                                   1999            1998             1997
                                             -------------------------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..............  $    1,309,262  $    7,779,948   $  7,341,576
 Net realized gain (loss)
  on investments ...........................      (1,289,759)        939,643      1,112,075
 Change in net unrealized gain (loss)
  on investments ...........................      10,478,964     (20,294,880)     7,517,633
                                              --------------  --------------   ------------
Increase (decrease) in net assets from
 operations ................................      10,498,467     (11,575,289)    15,971,284
Contractholder transactions--Note F:
 Transfers of net premiums .................      13,211,682      15,832,378     15,002,595
 Transfers from/to General Account
  and within Separate Account, net .........     (11,233,252)     (1,321,696)    (3,643,068)
 Transfers of cost of insurance ............      (5,181,027)     (6,129,383)    (5,977,445)
 Transfers on account of death .............        (207,494)       (182,629)      (138,279)
 Transfers on account of other
  terminations .............................        (940,537)     (1,303,312)    (2,043,613)
                                              --------------  --------------   ------------
Net increase (decrease) in net assets
 derived from contractholder transactions ..      (4,350,628)      6,895,358      3,200,190
Net increase (decrease) in net assets ......       6,147,839      (4,679,931)    19,171,474
                                              --------------  --------------   ------------
Balance at beginning of year ...............      84,528,832      89,208,763     70,037,289
                                              --------------  --------------   ------------
Balance at end of year .....................  $   90,676,671  $   84,528,832   $ 89,208,763
                                              ==============  ==============   ============

(a) Commencement of operations.

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A




                                                            JPVF
                                                           Growth
                                                          Division
                                             -----------------------------------
                                                                 Period from           JPVF World Growth & Income Division
                                                             January 20, 1998(a)  ----------------------------------------------
                                               Year Ended            to                      Year Ended December 31,
                                              December 31,      December 31,      ----------------------------------------------
                                                  1999              1998               1999            1998            1997
                                             -------------- --------------------  -------------- --------------- ---------------
INCREASE IN NET ASSETS
Operations:
 Net investment income (loss) ..............  $   (27,530)       $   (6,809)       $   (105,349)  $    (31,231)   $  8,670,341
 Net realized gain (loss) on investments ...      101,362           (46,655)          1,036,064        781,929         763,718
 Change in net unrealized gain (loss)
  on investments ...........................    6,934,317           231,287           1,596,857      4,120,409      (1,791,862)
                                              -----------        ----------        ------------   ------------    ------------
Increase in net assets from operations .....    7,008,149           177,823           2,527,572      4,871,107       7,642,197
Contractholder transactions--Note F:
 Transfers of net premiums .................    2,139,922           509,810
 Transfers from/to General Account                                                   10,779,535     10,756,077       8,132,090
  and within Separate Account, net .........   11,691,084         1,036,375
 Transfers of cost of insurance ............     (554,122)          (70,647)         (2,106,086)    (1,037,359)      5,643,742
 Transfers on account of death .............         (857)               --          (3,899,334)    (3,696,570)     (2,745,042)
 Transfers on account of other                                                         (104,919)       (92,605)        (45,431)
  terminations..............................      (35,596)            2,676
                                              -----------        ----------            (534,017)      (591,078)       (658,736)
Net increase in net assets derived                                                 ------------   ------------    ------------
 from contractholder transactions ..........   13,240,431         1,478,214
Net increase in net assets .................   20,248,580         1,656,037           4,135,179      5,338,465      10,326,623
                                              -----------        ----------           6,662,751     10,209,572      17,968,820
Balance at beginning of year ...............    1,656,037                --        ------------   ------------    ------------
                                              -----------        ----------          52,465,633     42,256,061      24,287,241
Balance at end of year .....................  $21,904,617        $1,656,037        ------------   ------------    ------------
                                              ===========        ==========        $ 59,128,384   $ 52,465,633    $ 42,256,061
                                                                                   ============   ============    ============
                                                         JPVF Balanced Division
                                             ----------------------------------------------
                                                         Year Ended December 31,
                                             ----------------------------------------------
                                                   1999            1998            1997
                                             --------------- --------------- --------------
INCREASE IN NET ASSETS
Operations:
 Net investment income (loss) .............   $    273,744    $  2,372,689    $  3,781,936
 Net realized gain (loss) on investments ..        250,283         111,626         125,127
 Change in net unrealized gain (loss)
  on investments ..........................      6,776,884       1,976,202        (829,904)
                                              ------------    ------------    ------------
Increase in net assets from operations ....      7,300,911       4,460,517       3,077,159

Contractholder transactions--Note F:
 Transfers of net premiums ................      5,826,918       5,092,290       4,506,381
 Transfers from/to General Account
  and within Separate Account, net ........       (749,285)        631,049        (154,536)
 Transfers of cost of insurance ...........     (2,143,582)     (1,897,240)     (1,580,912)
 Transfers on account of death ............        (33,556)       (107,286)        (32,682)
 Transfers on account of other
  terminations.............................       (372,514)       (477,084)       (480,806)
                                              ------------    ------------    ------------
Net increase in net assets derived
 from contractholder transactions .........      2,527,981       3,241,729       2,257,445
Net increase in net assets ................      9,828,892       7,702,246       5,334,604
                                              ------------    ------------    ------------
Balance at beginning of year ..............     32,522,371      24,820,125      19,485,521
                                              ------------    ------------    ------------
Balance at end of year ....................   $ 42,351,263    $ 32,522,371    $ 24,820,125
                                              ============    ============    ============

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                                JPVF
                                                          High Yield Bond
                                                              Division
                                                 ----------------------------------                       JPVF
                                                                    Period from                  Money Market Division
                                                                 January 8, 1998(a)  ----------------------------------------------
                                                   Year Ended            to                     Year Ended December 31,
                                                  December 31,      December 31,     ----------------------------------------------
                                                      1999              1998              1999            1998            1997
                                                 -------------- -------------------  -------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..................   $  378,386       $  264,218        $   (177,261)   $   396,249    $     334,792
 Net realized gain (loss) on investments .......      (40,844)         (77,480)            142,086         53,452           61,042
 Change in net unrealized gain (loss)
  on investments ...............................     (124,383)        (287,866)            740,327         20,157          (11,529)
                                                   ----------       ----------        ------------    -----------    -------------
Increase (decrease) in net assets from
 operations ....................................      213,159         (101,128)            705,152        469,858          384,305

Contractholder transactions--Note F:
 Transfers of net premiums .....................    1,611,508          599,541           7,019,291      4,544,085        4,688,133
 Transfers from/to General Account
  and within Separate Account, net .............     (711,546)       4,764,419           2,287,638      2,798,249       (2,751,900)
 Transfers of cost of insurance ................     (376,460)        (255,751)         (1,446,885)      (915,629)        (782,134)
 Transfers on account of death .................         (342)              --              (7,579)          (578)          (6,947)
 Transfers on account of other
  terminations .................................       (2,318)         (23,575)           (190,803)      (302,128)        (592,016)
                                                   ----------       ----------        ------------    -----------    -------------
Net increase in net assets derived
 from contractholder transactions ..............      520,842        5,084,634           7,661,662      6,123,999          555,136
Net increase in net assets .....................      734,001        4,983,506           8,366,814      6,593,857          939,441
                                                   ----------       ----------        ------------    -----------    -------------
Balance at beginning of year ...................    4,983,506               --          15,544,453      8,950,596        8,011,155
                                                   ----------       ----------        ------------    -----------    -------------
Balance at end of year .........................   $5,717,507       $4,983,506        $ 23,911,267    $15,544,453    $   8,950,596
                                                   ==========       ==========        ============    ===========    =============




                                                        Fidelity VIP II Contrafund Division
                                                  ----------------------------------------------
                                                              Year Ended December 31,
                                                  -----------------------------------------------
                                                        1999            1998            1997
                                                  --------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ..................   $  1,337,023    $    938,763    $     82,375
 Net realized gain (loss) on investments .......      1,161,891         381,646         143,362
 Change in net unrealized gain (loss)
  on investments ...............................      9,007,322       6,265,813       1,928,296
                                                   ------------    ------------    ------------
Increase (decrease) in net assets from
 operations ....................................     11,506,236       7,586,222       2,154,033

Contractholder transactions--Note F:
 Transfers of net premiums .....................     12,582,864       9,182,744       4,532,969
 Transfers from/to General Account
  and within Separate Account, net .............      3,316,146       8,458,498       8,789,832
 Transfers of cost of insurance ................     (3,837,642)     (2,365,397)     (1,101,248)
 Transfers on account of death .................        (52,782)        (42,331)         (1,382)
 Transfers on account of other
  terminations .................................       (255,359)       (262,093)       (153,334)
                                                   ------------    ------------    ------------
Net increase in net assets derived
 from contractholder transactions ..............     11,753,227      14,971,421      12,066,837
Net increase in net assets .....................     23,259,463      22,557,643      14,220,870
                                                   ------------    ------------    ------------
Balance at beginning of year ...................     41,741,038      19,183,395       4,962,525
                                                   ------------    ------------    ------------
Balance at end of year .........................   $ 65,000,501    $ 41,741,038    $ 19,183,395
                                                   ============    ============    ============

(a) Commencement of operations.

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                               Fidelity                            Fidelity
                                                           VIP Equity Income                      VIP Growth
                                                               Division                            Division
                                                  ----------------------------------- ----------------------------------
                                                                      Period from                        Period from
                                                                  January 8, 1998(a)                  January 8, 1998(a)
                                                    Year Ended            to            Year Ended            to
                                                   December 31,      December 31,      December 31,      December 31,
                                                       1999              1998              1999              1998
                                                  -------------- -------------------- -------------- -------------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ...................   $  154,970        $      762       $    905,136      $  (14,921)
 Net realized gain (loss) on investments ........       85,743          (114,816)            59,375         (10,197)
 Change in net unrealized gain
  on investments ................................     (139,539)          192,755          8,178,073       1,136,063
                                                    ----------        ----------       ------------      ----------
Increase (decrease) in net assets from
 operations .....................................      101,174            78,701          9,142,584       1,110,945

Contractholder transactions--Note F:
 Transfers of net premiums ......................    3,054,942         1,459,008          7,194,482         925,584
 Transfers from/to General Account
  and within Separate Account, net ..............    3,139,659         2,814,317         23,690,440       5,643,806
 Transfers of cost of insurance .................     (699,983)         (305,514)        (1,881,297)       (177,953)
 Transfers on account of death ..................           --                --             (4,024)             --
 Transfers on account of other
  terminations ..................................      (34,625)           (1,001)          (161,248)        (35,344)
Net increase (decrease) in net assets derived
 from contractholder transactions ...............    5,459,993         3,966,810         28,838,353       6,356,093
Net increase (decrease) in net assets ...........    5,561,167         4,045,511         37,980,937       7,467,038
                                                    ----------        ----------       ------------      ----------
Balance at beginning of year ....................    4,045,511                --          7,467,038              --
                                                    ----------        ----------       ------------      ----------
Balance at end of year ..........................   $9,606,678        $4,045,511       $ 45,447,975      $7,467,038
                                                    ==========        ==========       ============      ==========

                                                        Fidelity VIP High Income Division
                                                  --------------------------------------------
                                                             Year Ended December 31,
                                                  --------------------------------------------
                                                       1999           1998           1997
                                                  ------------- --------------- -------------
INCREASE (DECREASE) IN NET ASSETS
Operations:
 Net investment income (loss) ...................  $  214,361    $     616,338   $  233,391
 Net realized gain (loss) on investments ........    (120,010)          97,475       71,464
 Change in net unrealized gain
  on investments ................................      63,150         (784,352)     451,237
                                                   ----------    -------------   ----------
Increase (decrease) in net assets from
 operations .....................................     157,501          (70,539)     756,092

Contractholder transactions--Note F:
 Transfers of net premiums ......................       4,917           82,028    1,344,308
 Transfers from/to General Account
  and within Separate Account, net ..............    (837,892)      (4,577,188)   3,119,835
 Transfers of cost of insurance .................    (102,685)        (264,842)    (362,364)
 Transfers on account of death ..................         (11)            (219)      (3,474)
 Transfers on account of other
  terminations ..................................      (8,950)        (126,841)    (173,019)
Net increase (decrease) in net assets derived
 from contractholder transactions ...............    (944,621)      (4,887,062)   3,925,286
Net increase (decrease) in net assets ...........    (787,120)      (4,957,601)   4,681,378
                                                   ----------    -------------   ----------
Balance at beginning of year ....................   2,542,978        7,500,579    2,819,201
                                                   ----------    -------------   ----------
Balance at end of year ..........................  $1,755,858    $   2,542,978   $7,500,579
                                                   ==========    =============   ==========

(a) Commencement of operations.

See notes to financial statements.

                             JPF SEPARATE ACCOUNT A

                                                                                                        MFS Research
                                                                                                          Division
                                                                                             -----------------------------------
                                                   Fidelity VIP II Index 500 Division                            Period from
                                             -----------------------------------------------                 January 8, 1998(a)
                                                         Year Ended December 31,               Year Ended            to
                                             -----------------------------------------------  December 31,      December 31,
                                                   1999            1998            1997           1999              1998
                                             --------------- --------------- --------------- -------------- --------------------
INCREASE IN NET ASSETS
Operations:
 Net investment income .....................  $    424,703   $   798,886     $   142,345      $    16,306        $   30,268
 Net realized gain (loss)
  on investments ...........................     3,073,138       551,714         435,364          107,800          (192,250)
 Change in net unrealized gain
  on investments ...........................    14,391,208    10,456,961       3,844,079        1,704,948           335,616
                                              ------------   -----------     -----------      -----------        ----------
Increase (decrease) in net assets from
 operations ................................    17,889,049    11,807,561       4,421,788        1,829,054           173,634

Contractholder transactions--Note F:
 Transfers of net premiums .................    26,012,390    14,424,002       5,355,400        2,385,029         1,035,071
 Transfers from/to General Account
  and within Separate Account, net .........     9,053,639    22,523,380      13,090,735        2,897,902         3,239,091
 Transfers of cost of insurance ............    (7,515,597)   (3,847,370)     (1,230,424)        (629,066)         (193,228)
 Transfers on account of death .............      (157,655)      (63,585)        (41,017)          (1,372)          (12,135)
 Transfers on account of other
  terminations .............................      (668,878)     (380,850)       (149,305)         (19,098)              130
Net increase in net assets derived from
 contractholder transactions ...............    26,723,899    32,655,577      17,025,389        4,633,395         4,068,929
Net increase in net assets .................    44,612,948    44,463,138      21,447,177        6,462,449         4,242,563
                                              ------------   -----------     -----------      -----------        ----------
Balance at beginning of year ...............    73,437,900    28,974,762       7,527,585        4,242,563                --
                                              ------------   -----------     -----------      -----------        ----------
Balance at end of year .....................  $118,050,848   $73,437,900     $28,974,762      $10,705,012        $4,242,563
                                              ============   ===========     ===========      ===========        ==========




                                                        MFS Utilities
                                                          Division
                                             -----------------------------------
                                                                 Period from                Oppenheimer Bond Division
                                                             January 12, 1998(a) -----------------------------------------------
                                               Year Ended            to                     Year Ended December 31,
                                              December 31,      December 31,     -----------------------------------------------
                                                  1999              1998               1999            1998            1997
                                             -------------- -------------------- --------------- --------------- ---------------
INCREASE IN NET ASSETS
Operations:
 Net investment income .....................  $   296,134        $   56,638      $   771,170     $   291,102      $   651,592
 Net realized gain (loss)
  on investments ...........................      154,941            38,000         (134,605)        296,390           31,843
 Change in net unrealized gain
  on investments ...........................    2,096,308           272,742       (1,114,314)        247,987          235,133
                                              -----------        ----------      -----------     -----------      -----------
Increase (decrease) in net assets from
 operations ................................    2,547,383           367,380         (477,749)        835,479          918,568

Contractholder transactions--Note F:
 Transfers of net premiums .................    1,869,430           730,856        3,187,323       3,736,503        2,691,506
 Transfers from/to General Account
  and within Separate Account, net .........    4,892,184         3,166,986          146,154         595,445         (394,592)
 Transfers of cost of insurance ............     (641,737)         (145,371)      (1,282,193)     (1,076,884)        (918,928)
 Transfers on account of death .............       (6,552)               --          (54,423)        (43,142)         (65,768)
 Transfers on account of other
  terminations .............................      (37,493)           30,746         (143,229)       (227,487)        (384,107)
Net increase in net assets derived from
 contractholder transactions ...............    6,075,832         3,783,217        1,853,632       2,984,435          928,111
Net increase in net assets .................    8,623,215         4,150,597        1,375,883       3,819,914        1,846,679
                                              -----------        ----------      -----------     -----------      -----------
Balance at beginning of year ...............    4,150,597                --       18,056,207      14,236,293       12,389,614
                                              -----------        ----------      -----------     -----------      -----------
Balance at end of year .....................  $12,773,812        $4,150,597      $19,432,090     $18,056,207      $14,236,293
                                              ===========        ==========      ===========     ===========      ===========

(a) Commencement of operations.

                             JPF SEPARATE ACCOUNT A

                                                         Oppenheimer
                                                       Strategic Bond
                                                          Division
                                             -----------------------------------
                                                                 Period from   )       Templeton International I Division
                                                             January 12, 1998(a) -----------------------------------------------
                                               Year Ended            to                      Year Ended December 31,
                                              December 31,      December 31,     -----------------------------------------------
                                                  1999              1998               1999            1998            1997
                                             -------------- -------------------- --------------- --------------- ---------------
INCREASE IN NET ASSETS
Operations:
 Net investment income .....................   $   88,694        $    1,262         $ 6,360,406      $ 2,427,205     $   649,381
 Net realized gain
  on investments ...........................      (19,086)           (2,048)            338,691          776,195         828,887
 Change in net unrealized gain
  on investments ...........................      (22,018)           24,753           5,803,054          295,855       2,126,633
                                               ----------        ----------         -----------      -----------     -----------
Increase in net assets from operations .....       47,590            23,967          12,502,151        3,499,255       3,604,901

Contractholder transactions--Note F:
 Transfers of net premiums .................      636,974           452,931          11,137,465       11,772,271       9,182,098
 Transfers from/to General Account
  and within Separate Account, net .........      781,202         1,307,674          (5,910,457)       2,942,895       7,333,435
 Transfers of cost of insurance ............     (196,836)          (74,702)         (3,422,189)      (3,185,143)     (2,324,520)
 Transfers on account of death .............           --                --            (128,201)         (31,916)        (64,977)
 Transfers on account of other
  terminations .............................      (16,951)           (6,002)           (391,045)        (356,684)       (437,273)
                                               ----------        ----------         -----------      -----------     -----------
Net increase in net assets derived
  from contractholder transactions .........    1,204,389         1,679,901           1,285,573       11,141,423      13,688,763
Net increase in net assets .................    1,251,979         1,703,868          13,787,724       14,640,678      17,293,664
                                               ----------        ----------         -----------      -----------     -----------
Balance at beginning of year ...............    1,703,868                --          54,756,706       40,116,028      22,822,364
                                               ----------        ----------         -----------      -----------     -----------
Balance at end of year .....................   $2,955,847        $1,703,868         $68,544,430      $54,756,706     $40,116,028
                                               ==========        ==========         ===========      ===========     ===========

(a) Commencement of operations.

See notes to consolidated financial statements.

                         NOTES TO FINANCIAL STATEMENTS

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE A--ORGANIZATION OF ACCOUNT

Jefferson Pilot Financial Separate Account A (the "Separate Account") is a separate account of Jefferson Pilot Financial Insurance Company ("JP Financial"). The Separate Account is organized as a unit investment trust registered under the Investment Act of 1940 as amended. It was established for the purpose of funding flexible premium variable life insurance policies issued by JP Financial. As of December 31, 1999, the Separate Account is comprised of twenty-one investment divisions, eleven of which invest exclusively in the corresponding portfolios of the Jefferson-Pilot Variable Fund, Inc., one of which invests in the Templeton International Fund, five of which invest in certain Fidelity Portfolios, two of which invest in certain Oppenheimer Funds, and two of which invest in certain MFS Funds, all diversified Series Investment Companies. Companies.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments in shares of the Fund are valued at the net asset value per share which is calculated each day the New York Stock Exchange is open for trading.

Investment Income: Dividend income and distributions of realized gains are recorded on the ex-dividend date.

Investment Transactions: Purchases and sales of shares of the Fund are recorded as of the trade date, the date the transaction is executed.

Federal Income Taxes: The operations of the Separate Account are included in the federal income tax return of JP Financial which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account.

Expenses: Currently, the Separate Account contains the net assets of two variable insurance policies, Ensemble and Ensemble II. A mortality and expense risk charge payable to JP Financial is accrued daily which will not exceed
 .6%and .9% of the average net asset value of each division of the Separate Account on an annual basis for Ensemble and Ensemble II, respectively.

Use of Estimates: The accompanying financial statements of the Separate Account have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE C--AFFILIATED COMPANY TRANSACTIONS

Administrative services necessary for the operation of the Separate Account are provided by Jefferson Pilot Life Insurance Company, an affiliate of JP Financial. JP Financial is the principal underwriter of the variable insurance contracts that utilize the Separate Account. Jefferson Pilot Variable Corporation, an affiliate of the Company, is the distributor.

NOTE D--DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life insurance contract will be subject to federal income taxes on the income earned for any period for which the investments of the segregated assets account, on which the contract is based, are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the segregated asset account satisfies the current requirements of the regulations, and it intends that the segregated asset account will continue to meet such requirements.

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE E--INVESTMENTS

In determining the net realized gain or loss on sales of shares of the Fund, the cost of shares sold has been determined on an average cost basis. For federal income tax purposes, the cost of shares owned at December 31, 1999 is the same as for financial reporting purposes.

Following is a summary of shares of each portfolio of the Fund owned by the respective divisions of the Separate Account and the related net asset values at December 31, 1999.

                                                          Net Asset
                                                            Value
                                           Shares         Per Share
                                        -----------   ----------------
JPVF International Equity Division       1,332,798     $   16.069385
JPVF World Growth Stock Division         4,895,518         26.076172
JPVF Global Hard Assets Division           611,602          8.990947
JPVF Emerging Growth Division            3,689,566         40.674453
JPVF Capital Growth Division             7,974,859         39.265001
JPVF Small Company Division              5,024,169         18.054505
JPVF Growth Division                       933,447         23.377614
JPVF Growth & Income Division            2,948,651         20.063152
JPVF Balanced Division                   2,772,661         15.270695
JPVF High Yield Division                   575,664          9.188039
JPVF Money Market Division               2,194,261         10.846432
Fidelity VIP II Contrafund Division      2,228,829         29.150000
Fidelity VIP Equity Income Division        363,619         25.710000
Fidelity VIP Growth Division               824,121         54.930000
Fidelity VIP High Income Division          155,357         11.310000
Fidelity VIP II Index 500 Division         704,954        167.410000
MFS Research Division                      457,636         23.340000
MFS Utilities Division                     528,558         24.160000
Oppenheimer Bond Division                1,686,672         11.520000
Oppenheimer Strategic Division             610,422          4.970000
Templeton International I Division       3,082,386         22.250000

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS

                                                                    For the period
                                                                  January 15, 1998(a)
                                     Year Ended December 31,            through
                                               1999                December 31, 1998
                                    -------------------------- -------------------------
                                       Units        Amount        Units       Amount
                                    ----------- -------------- ---------- --------------
JPVF International Equity Division
 Issuance of units                   1,586,816   $21,345,389     806,326   $ 9,244,760
 Redemptions of units                  923,203    12,667,542     145,428     1,654,160
                                     ---------   -----------    --------   -----------
 Net Increase                          663,613   $ 8,677,847     660,898   $ 7,590,600
                                     =========   ===========    ========   ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF World Growth Stock Division
 Issuance of units                       710,815    $31,376,896      943,836    $39,051,743    1,011,924    $39,798,520
 Redemptions of units                    970,125     42,679,194    1,018,017     42,181,438      895,063     34,935,217
                                       ---------   ------------    ---------    -----------    ---------    -----------
 Net Increase (decrease)                (259,310)  $(11,302,298)    (74,181)   $(3,129,695)     116,861    $ 4,863,303
                                       =========   ============    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Global Hard Assets Division
 Issuance of units                       806,194    $ 7,003,824      437,515    $ 3,764,642      589,273    $ 6,878,213
 Redemptions of units                    773,498      6,589,824      450,418      3,957,328      475,559      5,621,281
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                             32,696    $   414,000      (12,903)   $  (192,686)     113,714    $ 1,256,932
                                       =========    ===========    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Emerging Growth Division
 Issuance of units                     1,754,220    $49,040,558    2,202,083    $45,173,868    2,187,207    $37,160,174
 Redemptions of units                  1,468,922     40,001,064    1,639,619     33,549,189    1,257,679     21,114,834
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            285,298    $ 9,039,494      562,464    $11,624,679      929,528    $16,045,340
                                       =========    ===========    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Capital Growth Division
 Issuance of units                     1,885,588    $92,037,794    1,791,255    $66,165,409    1,727,504    $49,693,896
 Redemptions of units                  1,232,624     60,129,280    1,324,641     48,892,898    1,166,517     33,798,824
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            652,964    $31,908,514      466,614    $17,272,511      560,987    $15,895,072
                                       =========    ===========    =========    ===========    =========    ===========

(a) Commencement of operations

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS (Continued)

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Small Company Division
 Issuance of units                       730,490    $27,595,578      916,453    $39,034,264      783,149    $32,220,885
 Redemptions of units                    845,859     31,946,206      747,736     32,138,906      707,768     29,020,695
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase (decrease)                (115,369)   $(4,350,628)     168,717    $ 6,895,358       75,381    $ 3,200,190
                                       =========    ===========    =========    ===========    =========    ===========

                                                                    For the period
                                                                  January 20, 1998(a)
                                     Year Ended December 31,            through
                                               1999                December 31, 1998
                                    -------------------------- -------------------------
                                       Units        Amount        Units       Amount
                                    ----------- -------------- ---------- --------------
JPVF Growth Division
 Issuance of units                   1,109,124   $17,796,382     289,470   $ 3,260,004
 Redemptions of units                  295,421     4,555,951     162,322     1,781,790
                                     ---------   -----------    --------   -----------
 Net Increase                          813,703   $13,240,431     127,148   $ 1,478,214
                                     =========   ===========    ========   ===========

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Growth & Income Division
 Issuance of units                     1,018,584    $29,500,940    1,240,410    $32,593,480    1,110,245    $24,846,023
 Redemptions of units                    874,919     25,365,761    1,047,665     27,255,015      659,777     14,619,400
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            143,665    $ 4,135,179      192,745    $ 5,338,465      450,468    $10,226,623
                                       =========    ===========    =========    ===========    =========    ===========

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Balanced Division
 Issuance of units                       578,685    $12,521,166      622,617    $11,686,604      557,010    $ 9,238,539
 Redemptions of units                    460,757      9,993,185      449,737      8,444,875      423,594      6,981,094
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            117,928    $ 2,527,981      172,880    $ 3,241,729      133,416    $ 2,257,445
                                       =========    ===========    =========    ===========    =========    ===========

(a) Commencement of operations

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS (Continued)

                                                                    For the period
                                                                   January 8, 1998(a)
                                      Year Ended December 31,            through
                                               1999                 December 31, 1998
                                     ------------------------- ---------------------------
                                        Units       Amount        Units         Amount
                                     ---------- -------------- ----------- ---------------
JPVF High Yield Division
 Issuance of units                     825,411   $ 8,463,868    1,187,107   $ 11,940,568
 Redemptions of units                  773,012     7,943,026      686,842      6,855,934
                                      --------   -----------    ---------   ------------
 Net Increase                           52,399   $   520,842      500,265   $  5,084,634
                                      ========   ===========    =========   ============

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
JPVF Money Market
 Issuance of units                     3,240,917    $57,033,996    3,082,919    $52,304,400    2,230,904    $36,446,460
 Redemptions of units                  2,805,821     49,372,334    2,722,078     46,180,401    2,193,315     35,891,324
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            435,096    $ 7,661,662      360,841    $ 6,123,999       37,589    $   555,136
                                       =========    ===========    =========    ===========    =========    ===========

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Fidelity VIP II Contrafund Division
 Issuance of units                     1,754,276    $33,244,625    2,028,731    $31,008,560    1,533,238    $19,271,804
 Redemptions of units                  1,129,685     21,491,398    1,065,432     16,037,139      580,340      7,204,967
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                            624,591    $11,753,227      963,299    $14,971,421      952,898    $12,066,837
                                       =========    ===========    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Fidelity VIP II Index 500 Division
 Issuance of units                     3,771,476    $77,313,900    3,405,171    $57,232,632    2,094,648    $28,323,380
 Redemptions of units                  2,439,500     50,590,001    1,486,670     24,577,055      822,768     11,297,991
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase                          1,331,976    $26,723,899    1,918,501    $32,655,577    1,271,880    $17,025,389
                                       =========    ===========    =========    ===========    =========    ===========


                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Fidelity VIP High Income Division
 Issuance of units                        23,042    $   283,589       71,621    $   908,088      797,876    $ 9,316,213
 Redemptions of units                     99,119      1,228,210      455,698      5,795,150      462,054      5,390,927
                                       ---------    -----------    ---------    -----------    ---------    -----------
 Net Increase (decrease)                 (76,077)   $  (944,621)    (384,077)   $(4,887,062)     335,822    $ 3,925,286
                                       =========    ===========    =========    ===========    =========    ===========

(a) Commencement of operations

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS (Continued)

                                                                            For the period
                                                                           January 8, 1998(a)
                                          Year Ended December 31,               through
                                                   1999                    December 31, 1998
                                       -----------------------------   --------------------------
                                          Units           Amount         Units         Amount
                                       -----------   ---------------   ---------   --------------
Fidelity VIP Growth Division
 Issuance of units                      2,522,313      $39,479,910      655,774      $ 7,806,648
 Redemptions of units                     672,246       10,641,557      122,386        1,450,555
                                        ---------      -----------      -------      -----------
 Net Increase                           1,850,067      $28,838,353      533,388      $ 6,356,093
                                        =========      ===========      =======      ===========


                                                                             For the period
                                                                           January 8, 1998(a)
                                          Year Ended December 31,               through
                                                   1999                    December 31, 1998
                                       -----------------------------   --------------------------
                                          Units           Amount         Units         Amount
                                       -----------   ---------------   ---------   --------------
Fidelity VIP Equity Income Division
 Issuance of units                      1,131,302     $13,584,576       982,482      $10,549,873
 Redemptions of units                     681,291       8,124,583       623,457        6,583,063
                                        ---------     -----------       -------      -----------
 Net Increase                             450,011     $ 5,459,993       359,025      $ 3,966,810
                                        =========     ===========       =======      ===========


                                                                          For the period
                                                                         January 8, 1998(a)
                                         Year Ended December 31,              through
                                                  1999                   December 31, 1998
                                       ---------------------------   --------------------------
                                          Units         Amount         Units         Amount
                                       ----------   --------------   ---------   --------------
MFS Reseach Division
 Issuance of units                       672,625     $ 8,701,356     631,245      $ 7,154,159
 Redemptions of units                    311,684       4,067,961     288,287        3,085,230
                                         -------     -----------     -------      -----------
 Net Increase                            360,941     $ 4,633,395     342,958      $ 4,068,929
                                        ========     ===========     =======      ===========


                                                                         For the period
                                                                         January 12, 1998(a)
                                         Year Ended December 31,               through
                                                   1999                   December 31, 1998
                                       ----------------------------   --------------------------
                                          Units          Amount         Units         Amount
                                       ----------   ---------------   ---------   --------------
MFS Utilities Division
 Issuance of units                       930,122      $11,856,880      667,553      $ 7,474,706
 Redemptions of units                    458,547        5,781,048      324,319        3,691,489
                                         -------      -----------      -------      -----------
 Net Increase                            471,575      $ 6,075,832      343,234      $ 3,783,217
                                         =======      ===========      =======      ===========

(a) Commencement of operations

                            JPF SEPARATE ACCOUNT A
                               DECEMBER 31, 1999

NOTE F--CONTRACTHOLDER TRANSACTIONS (Continued)



                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Oppenheimer Bond Division
 Issuance of units                       646,006    $13,940,162    1,052,232    $22,601,035      396,342      $7,858,820
 Redemptions of units                    561,178     12,086,530      913,765     19,616,600      350,970       6,930,709
                                       ---------    -----------    ---------    -----------      -------      ----------
 Net Increase                             84,828    $ 1,853,632      138,467    $ 2,984,435       45,372      $  928,111
                                       =========    ===========    =========    ===========      =======      ==========


                                                                      For the period
                                                                    January 12, 1998(a)
                                      Year Ended December 31,             through
                                                1999                 December 31, 1998
                                      ------------------------   -------------------------
                                         Units       Amount         Units       Amount
                                      ---------- -------------   ---------- --------------
Oppenheimer Strategic Division
 Issuance of units                       369,193   $ 3,720,887      374,307    $ 3,726,685
 Redemptions of units                    250,262     2,516,498      204,970      2,046,784
                                       ---------   -----------      -------    -----------
 Net Increase                            118,931   $ 1,204,389      169,337    $ 1,679,901
                                       =========   ===========      =======    ===========

                                                                    Year Ended December 31,
                                      -----------------------------------------------------------------------------------
                                                 1999                        1998                        1997
                                      --------------------------- --------------------------- ---------------------------
                                         Units         Amount        Units         Amount        Units         Amount
                                      ----------- --------------- ----------- --------------- ----------- ---------------
Templeton International Division
 Issuance of units                     1,586,916    $28,116,196    2,289,338     $37,928,398    2,174,212    $32,480,846
 Redemptions of units                  1,515,331     26,830,623    1,615,048      26,786,975    1,245,865     18,792,083
                                       ---------    -----------    ---------     -----------    ---------    -----------
 Net Increase                             71,585    $ 1,285,573      674,290     $11,141,423      928,347    $13,688,763
                                       =========    ===========    =========     ===========    =========    ===========

(a) Commencement of operations

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Guarantee Life Companies Inc.:

      We have audited the accompanying consolidated balance sheets of The Guarantee Life Companies Inc. and subsidiaries (Guarantee Life) as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of Guarantee Life's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Guarantee Life Companies Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


                                /s/ KPMG LLP

Omaha, Nebraska
June 16, 2000

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                 (in thousands)
--------------------------------------------------------------------------------

                                                                                              December 31,
                                                                                       --------------------------
                                                                                           1999           1998
                                                                                       -----------    -----------
                                                      Assets
                                                      ------
Invested assets:
      Fixed maturities:
         Available-for-sale, at fair value  (amortized cost: $870,415 and $865,597)    $   830,823    $   888,363
         Held-to-maturity, at amortized cost  (fair value: $123,219 and $158,341)          129,011        147,180
                                                                                       -----------    -----------
                                                                                           959,834      1,035,543
      Equity securities, at fair value  (cost: $25,154 and $20,643)                         24,885         23,835
      Mortgage loans, net                                                                  113,010        103,736
      Policy loans                                                                          32,527         31,767
      Investment real estate, net                                                            3,162          3,211
      Other invested assets, net                                                            14,236         54,970
      Closed Block invested assets                                                         289,795        314,108
                                                                                       -----------    -----------
Total invested assets                                                                    1,437,449      1,567,170
Cash and cash equivalents                                                                   48,190         23,794
Accrued investment income                                                                   16,571         13,900
Ceded reinsurance recoverables                                                              89,321         95,511
Accounts receivable, net                                                                    28,019         19,641
Deferred policy acquisition costs, net                                                     155,610        144,844
Property, plant and equipment, net                                                          18,723         19,929
Other assets                                                                                12,160         12,607
Closed Block other assets                                                                    8,395         16,224
Separate account assets                                                                         --         78,629
                                                                                       -----------    -----------
Total assets                                                                           $ 1,814,438    $ 1,992,249
                                                                                       ===========    ===========

                                       Liabilities and Shareholders' Equity
                                       ------------------------------------
Future policy benefits:
      Life                                                                             $    97,835    $    97,433
      Accident and health                                                                   96,154         80,700
Policyholder account balances:
      Universal life contracts                                                             461,984        445,986
      Annuity contracts                                                                    324,255        349,834
Policy and contract claims                                                                  74,805         68,701
Other policyholder funds                                                                    51,475         43,751
Unearned premium revenue                                                                    12,847         13,149
Notes payable                                                                                   --        112,500
Intercompany borrowing                                                                      91,250             --
Other liabilities                                                                           17,898         63,516
Closed Block liabilities                                                                   381,373        386,933
Discontinued operations                                                                     21,620         21,075
Separate account liabilities                                                                    --         78,629
                                                                                       -----------    -----------
Total liabilities                                                                        1,631,496      1,762,207
Shareholders' equity:
      Common stock $0.01 par value; 30,000,000 shares authorized, 10,315,785
         shares issued at December 31, 1999 and 1998                                           103            103
      Additional paid-in capital                                                           200,440        201,255
      Retained earnings                                                                     33,238         33,962
      Treasury stock, at cost (978,274 and 1,087,124 shares at December 31, 1999
         and 1998, respectively)                                                           (22,695)       (25,054)
      Accumulated other comprehensive income, net                                          (28,144)        19,776
                                                                                       -----------    -----------
Total shareholders' equity                                                                 182,942        230,042
Commitments and contingencies                                                                   --             --
                                                                                       -----------    -----------
Total liabilities and shareholders' equity                                             $ 1,814,438    $ 1,992,249
                                                                                       ===========    ===========

See accompanying notes to consolidated financial statements.

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
                                 (in thousands)

                                                              Years Ended December 31,
                                                        -----------------------------------
                                                           1999         1998         1997
                                                        ---------    ---------    ---------
Revenues:
Insurance premiums and policyholder assessments:
      Life                                              $ 123,118    $ 116,811    $  76,260
      Accident and health                                 296,206      246,056      179,700
      Policyholder assessments                             46,329       37,020       30,476
      Reinsurance premiums                                (72,214)     (77,881)     (55,508)
                                                        ---------    ---------    ---------
                                                          393,439      322,006      230,928
Investment income, net                                     85,258       74,651       58,449
Realized investment gains                                    (381)       1,978        1,270
Ceding commissions and other income                        25,970       22,124       15,558
Contribution from Closed Block                              3,132        4,723        4,071
                                                        ---------    ---------    ---------
Total revenues                                            507,418      425,482      310,276

Policyholder benefits:
Benefits:
      Life                                                 56,925       96,046       62,749
      Accident and health                                 278,397      184,691      113,335
      Reinsurance recoveries                              (60,717)     (67,082)     (35,752)
                                                        ---------    ---------    ---------
                                                          274,605      213,655      140,332
Interest credited to policyholder account balances:
      Annuity contracts                                    14,473       16,059       10,624
      Universal contracts                                  27,635       20,353       15,028
                                                        ---------    ---------    ---------
Total policyholder benefits                               316,713      250,067      165,984

Expenses:
Policy acquisition costs                                   79,677       77,964       57,364
Other insurance operating expenses                        108,649       83,055       61,191
                                                        ---------    ---------    ---------
Total expenses                                            188,326      161,019      118,555
Income from continuing operations before income taxes       2,379       14,396       25,737
Income tax expense                                            833        5,039        9,098
                                                        ---------    ---------    ---------
Net income from continuing operations                       1,546        9,357       16,639
Net income (loss) from discontinued operations                374         (328)        (195)
                                                        ---------    ---------    ---------
Net income                                              $   1,920    $   9,029    $  16,444
                                                        =========    =========    =========

See accompanying notes to consolidated financial statements.

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------
                                 (in thousands)

                                                                          Years Ended December 31,
                                                                      -------------------------------
                                                                        1999        1998       1997
                                                                      --------    --------   --------
Net income                                                            $  1,920    $  9,029   $ 16,444
Other comprehensive income, net of tax:
  Unrealized appreciation (depreciation) of invested assets            (48,640)      4,773      7,843
  Less reclassification adjustment for gains included in net income        720       1,978      1,270
                                                                      --------    --------   --------
                                                                       (47,920)      6,751      9,113
                                                                      --------    --------   --------
Comprehensive income (loss)                                           $(46,000)   $ 15,780   $ 25,557
                                                                      ========    ========   ========

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                        (in thousands except share data)

                                                                                     Years Ended December 31,
                                                                               -----------------------------------
                                                                                  1999         1998         1997
                                                                               ---------    ---------    ---------
Common stock, beginning of year                                                $     103    $      99    $      99
Issuance of common stock, 371,402 shares                                              --            4           --
                                                                               ---------    ---------    ---------
Common stock, end of year                                                            103          103           99
                                                                               ---------    ---------    ---------

Additional paid in capital, beginning of year                                    201,255      191,123      191,226
Issuance of common stock                                                            (815)       9,996           --
Options exercised and stock awards granted                                            --          136         (103)
                                                                               ---------    ---------    ---------
Additional paid in-capital, end of year                                          200,440      201,255      191,123
                                                                               ---------    ---------    ---------

Retained earnings, beginning of year                                              33,962       27,463       13,435
Net income                                                                         1,920        9,029       16,444
Shareholder dividends declared ($0.28/share in 1999
and 1998, $0.26/share in 1997)                                                    (2,644)      (2,530)      (2,416)
                                                                               ---------    ---------    ---------
Retained earnings, end of year                                                    33,238       33,962       27,463
                                                                               ---------    ---------    ---------

Treasury stock, beginning of year                                                (25,054)     (22,512)          --
Purchases of treasury stock (None in 1999, 119,722 shares
      in 1998, 1,069,011 shares in 1997)                                              --       (3,150)     (23,603)
      Options exercised (106,862 shares in 1999; 42,730 shares in 1998,
      1,496 shares in 1997) and stock awards granted, (2,017 shares in 1999,
      7,392 shares in 1998, 49,991 shares in 1997)                                 2,359          608        1,091
                                                                               ---------    ---------    ---------
Treasury stock, end of year                                                      (22,695)     (25,054)     (22,512)
                                                                               ---------    ---------    ---------

Accumulated other comprehensive income:
Beginning of year                                                                 19,776       13,025        3,912
Unrealized appreciation (depreciation) of invested assets                        (47,920)       6,751        9,113
                                                                               ---------    ---------    ---------
End of year                                                                      (28,144)      19,776       13,025
                                                                               ---------    ---------    ---------
Total shareholders' equity                                                     $ 182,942    $ 230,042    $ 209,198
                                                                               =========    =========    =========

See accompanying notes to consolidated financial statements.

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)
--------------------------------------------------------------------------------

                                                                       Years Ended December 31,
                                                                 -----------------------------------
                                                                    1999         1998         1997
                                                                 ---------    ---------    ---------
Cash flows from operating activities:
Net income from continuing operations                            $   1,546    $   9,357    $  16,639
Adjustments to reconcile net income from continuing
      operations to net cash provided by continuing operating
      activities:
         Policyholder assessments                                  (46,329)     (37,020)     (30,476)
         Interest credited to policyholder account balances         42,108       36,412       25,652
         Realized investment (gains) losses                            381       (1,978)      (1,270)
         Change in: (net of amounts acquired)
             Ceded reinsurance recoverables                          3,720      (12,358)      (2,918)
             Deferred policy acquisition costs                     (10,766)       1,907        4,799
             Liabilities for future policy benefits                 15,856       13,695       13,745
             Policy and contract claims                              6,104       13,863       (6,586)
             Other liabilities                                      (7,337)       4,908        6,492
             Deferred income taxes                                 (29,245)       3,077       (2,996)
             Closed Block assets and liabilities, net                2,269       (2,475)      (2,377)
         Other, net                                                 (5,614)      10,902       10,200
                                                                 ---------    ---------    ---------
Net cash provided by continuing operating activities               (27,307)      40,290       30,904
Net cash provided (used) by discontinued operations                    919         (251)     (11,560)
                                                                 ---------    ---------    ---------
Net cash provided (used) by operating activities                   (26,388)      40,039       19,344
                                                                 ---------    ---------    ---------
Cash flows from investing activities:
Purchase of fixed maturities                                      (224,406)    (329,247)    (226,294)
Proceeds from sale of fixed maturities:
      Available-for-sale                                           204,272      358,102      144,607
Maturities, calls and principal reductions of fixed maturities      51,758       29,392       82,751
Purchases of equity securities and short-term investments           (3,514)     (32,924)      (3,121)
Purchase of mortgage loans                                         (18,415)     (25,900)     (27,670)
Proceeds from repayment of mortgage loans                            9,138        7,806       11,431
Acquisitions, net of cash acquired                                      --      (90,863)     (30,913)
Dispositions, net of cash surrendered                                3,900           --           --
Change in Closed Block invested assets, net                         24,313       (4,331)      (4,206)
Other, net                                                          30,633       (3,848)       1,127
                                                                 ---------    ---------    ---------
Net cash used by investing activities                               77,679      (91,813)     (52,288)
                                                                 ---------    ---------    ---------
Cash flows from financing activities:
Deposits to policyholder account balances                           77,967       76,715       77,153
Withdrawals from policyholder account balances                     (83,327)     (77,183)     (52,752)
Purchase of treasury stock                                              --       (3,150)     (23,603)
Options exercised                                                    2,359          608        1,091
Proceeds from issuance of long term debt                                --       90,000       40,000
Principal payments on debt obligations                             (21,250)     (17,500)          --
Shareholder dividends                                               (2,644)      (2,530)      (2,416)
                                                                 ---------    ---------    ---------
Net cash provided (used) by financing activities                   (26,895)      66,960       39,473
                                                                 ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                24,396       15,186        6,529
Cash and cash equivalents at beginning of year                   $  23,794    $   8,608    $   2,079
                                                                 ---------    ---------    ---------
Cash and cash equivalents at end of year                         $  48,190    $  23,794    $   8,608
                                                                 =========    =========    =========

See accompanying notes to consolidated financial statements.

               THE GUARANTEE LIFE COMPANIES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997
--------------------------------------------------------------------------------

(1)   Summary of Significant Accounting Policies

(a) Organization and Principles of Consolidation

      At December 31, 1999 the consolidated financial statements include The Guarantee Life Companies Inc. (Holding Company) and its direct and indirect wholly owned subsidiaries, all of which are collectively referred to hereinafter as "Guarantee Life". Guarantee Life Insurance Company (Guarantee Life Insurance) is an insurance subsidiary domiciled in Nebraska.

      On December 30, 1999, Jefferson Pilot Corporation (A North
Carolina-domiciled insurance holding company) acquired 100% of the outstanding common stock of the Holding Company.

      These financial statements have been prepared on an historical GAAP basis of accounting which reflects the cost of the assets acquired and owned by Guarantee Life. These financial statements do not reflect the adjustments necessary to record the purchase of Guarantee Life by Jefferson Pilot Corporation on the December 31, 1999 consolidated balance sheet.

      Until October 31, 1999, PFG, Inc.'s wholly owned subsidiaries included AGL Life Assurance Company (AGL) and "Philadelphia Financial Group" which consists of Philadelphia Financial Group, Inc., PFG Distribution Company, Philadelphia Financial Group Agency of Ohio, Inc., PFG Insurance Agency of Texas, Inc., and Philadelphia Financial Insurance Agency of Massachusetts, Inc., which were owned by Guarantee Life.

      On October 31, 1999, the common stock of AGL and the other minor subsidiaries of PFG, Inc. was sold to a group of unrelated investors. Concurrent with the spin-off transaction, Guarantee Life Insurance assumed, through a coinsurance agreement and an assumption reinsurance agreement, 100% of the policies of AGL, excluding the variable life and annuities. As part of this transaction the company sold the separate accounts business with assets and liabilities for $109.4 million recording proceeds of $3.9 million. No gain or loss resulted on the sale.

      The unaudited pro forma consolidated results of operations, which assume that AGL had been sold as of January 1, 1999 is as follows:

                                                         For the Year Ended
                                                          December 31, 1999
                                                         ------------------
                                                            (in millions)
            Total Revenue                                     $  495.7
            Net Income from Continuing Operations             $    0.2
            Net Income                                        $    0.5

      Effective May 31, 1998, Guarantee Life acquired the Westfield Life Insurance Company from Ohio Farmers Insurance Company for $100.0 million, consisting of $90.0 million in cash and 371,402 restricted shares of Guarantee Life common stock valued at $10.0 million. In addition, approximately $2.0 million of expenses were capitalized as part of this transaction. Guarantee Life acquired $396.9 million in assets and assumed $294.5 million in liabilities in this transaction. The acquisition has been accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair value at the date of acquisition. No goodwill was recorded in this transaction. The results of operations, since the date of acquisition, have been included in the accompanying consolidated financial statements.

      The unaudited pro forma consolidated results of operations, which assume that PFG and Westfield had been acquired as of January 1, 1997 are as follows:

                                                     For the Years Ended
                                                         December 31,
                                                   -----------------------
                                                        (in millions)
                                                     1998            1997
                                                   -------         -------
      Total Revenue                                $ 450.0         $ 389.2
      Net Income from Continuing Operations        $  12.1         $  14.2
      Net Income                                   $  11.7         $  14.0

      Pro forma presented herein related to acquisition and disposal data does not purport to be indicative of the results that would have been obtained had this acquisition occurred at the beginning of the periods presented and is not intended to be indicative of future results.

      All significant intercompany transactions have been eliminated in consolidation.

(b) Investments in Fixed Maturities and Equity Securities

      Categorization of fixed maturities and equity securities
      Fixed maturity and equity securities are carried at fair value unless Guarantee Life demonstrates that it has the positive intent and ability to hold these investments to maturity. Fixed maturity and equity securities must be classified into one of three categories: 1) held-to-maturity, 2) available-for-sale, or 3) trading securities.

      Management determines the appropriate classification of fixed maturities and equity securities at the time of purchase and reevaluates such designation at each balance sheet date. When changes in condition cause a fixed maturity investment to be transferred to a different category, the security is transferred to the new category at its fair value at the date of transfer. In 1999 and 1998 there were no such transfers. In 1997, Guarantee Life transferred one security with an amortized cost of $0.5 million from the held-to-maturity category due to deterioration in the issuers' credit quality. The credit was sold during 1997 realizing a loss of $80,000.

      Available-for-sale fixed maturities and equity securities Available-for-sale fixed maturities and equity securities (common and nonredeemable preferred stocks) are carried at fair value. After adjusting related balance sheet accounts as if the unrealized gains had been realized, the net adjustment is recorded within other accumulated comprehensive income on securities within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its net realizable value, and the reduction is recorded as a realized loss.

      Held-to-maturity fixed maturities
      Fixed maturities for which Guarantee Life has both the ability and the intent to hold to maturity are stated at amortized cost adjusted for other than temporary fair value decline. Amortized cost reflects actual cost adjusted for amortization of premium and accretion of discount.

      Mortgage Loans
      Mortgage loans on real estate are stated at unpaid principal balance, net of unamortized discounts and valuation allowances. The valuation allowances on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate, on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full.

      Policy loans, investment real estate and other invested assets
      Policy loans are carried at unpaid balances. Investment real estate is generally stated at depreciated cost, including development costs, less allowances for other than temporary decline in value. Investment real estate acquired in satisfaction of debt is valued at the lower of cost or estimated fair value at date of acquisition and is periodically revalued. Other invested assets are recorded at amortized cost less allowances.

      Investment income
      Bond premium and discounts are amortized into income using the scientific yield method over the term of the security. Premiums and discounts on mortgage-backed securities are amortized using the interest method over the expected life of each security. In addition, a pro rata portion of premiums and discounts is recognized when unscheduled principal payments are received and is included in net investment income. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of available-for-sale fixed maturities and equity securities are reflected as a component of accumulated comprehensive income directly in shareholders' equity and, accordingly, have no effect on net income. Interest is recognized as earned on the accrual basis of accounting. Dividends are recognized on the ex-dividend date.

      Invested asset impairment and valuation allowances
      Invested assets are considered impaired when Guarantee Life determines that collection of all amounts due under the contractual terms is doubtful. Guarantee Life adjusts invested assets to their estimated net realizable value at the point at which it determines an impairment is other than temporary. Guarantee Life has also established valuation allowances for mortgage loans and other invested assets. Valuation allowances for other than temporary impairments in value are netted against the asset categories to which they apply, and additions to valuation allowances are included in total investment results.

      (c) Deferred Policy Acquisition Costs

      For limited payment and other traditional life insurance policies, certain commissions, expenses of the policy issue and underwriting departments and other variable expenses have been deferred. These deferred policy acquisition costs are being amortized in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.

      For universal life and annuity type contracts, the deferred policy acquisitions costs are amortized over a period of not more than twenty years in relation to the present value of estimated gross profits arising from estimates of mortality, interest, expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings. Deferred policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

      For short duration contracts, certain acquisition costs have been deferred and are amortized over the life of the related insurance policies. Deferred policy acquisition costs are reviewed for recoverability from future income, including investment income, and costs which are deemed unrecoverable are expensed in the period in which the determination is made. No such costs have been deemed unrecoverable during the three years in the period ending December 31, 1999.

      (d) Recognition of Insurance Premium Revenue and Related Expenses

      For limited payment contracts, net premiums are recorded as revenue, and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to insurance in force. For other traditional life policies, premiums are recognized when due, less allowances for estimated uncollectible balances.

      For universal life and annuity policies, contract charges for mortality, surrender and expense, other than front-end expense charges, are reported as income when charged to policyholder accounts. Expenses consist primarily of benefit payments in excess of policyholder account values and interest credited to policyholder accounts. Profits are recognized over the life of universal life type contracts through the amortization of deferred policy acquisition costs in relation to estimated gross profits from mortality, interest, surrender and expense.

      For accident and health policies, premium income is earned pro rata over the term of the contracts. Premiums received but not earned are recorded as liabilities.

      (e) Future Policy Benefits and Policyholder Account Balances

      For traditional life insurance policies, future policy benefits and dividend liabilities are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on industry standards and Guarantee Life's historical experience, which, together with interest and expense assumptions, provide a margin for adverse deviation. Interest rate assumptions principally range from 2.5% to 4.5%. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter a premium deficiency reserve is established through a charge to earnings.

      Accident and health benefits for active lives are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are calculated using the present value of benefits method and experience assumptions as to claim termination, expense and interest which also provide a margin for adverse deviation.

      Policyholders' account balances for universal life and annuity policies are equal to the policy account value before deduction of any surrender charges. The policy account value represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. An additional liability is established for deferred front-end expense charges on universal life type policies. These expense charges are recognized in income as policyholder assessments using the same assumptions as are used to amortize deferred policy acquisition costs. Weighted average interest crediting rates for universal life policies were 5.61%, 5.77% and 5.68%; and for annuity policies, were 4.73%, 5.28% and 5.38% for 1999, 1998 and 1997, respectively.

      (f) Policy and Contract Claims

      Guarantee Life establishes a liability for unpaid claims based on estimates of the ultimate cost of claims incurred, which is comprised of aggregate case basis estimates and average claim costs for reported claims and estimates of incurred but unreported losses based on past experience. Guarantee Life's policy and contract claims liability includes a provision for both life and accident and health claims.

      The liability for unreported losses is established using various statistical and actuarial techniques reflecting historical patterns of development of paid and reported losses adjusted for current trends. The liability is continually reviewed and updated as new information becomes available. Resulting adjustments are reflected in income currently. Adjustments related to claims incurred in prior periods have not been material for all periods presented in the accompanying consolidated statements of income.

      Management believes the liabilities for unpaid claims are adequate to cover the ultimate liability; however, due to the underlying risks and the high degree of uncertainty associated with the determination of the liability for unpaid claims, the amounts which will ultimately be paid to settle these liabilities cannot be determined precisely and may vary from the estimated amount included in the consolidated balance sheets.

      (g) Property, Plant, and Equipment

      Property, plant, and equipment is presented at cost less accumulated depreciation. Expenditures resulting in significant betterment or improvement of the buildings are included in the cost of the building. Maintenance, repairs, and renewals of a minor nature are charged to operations as incurred. Guarantee Life uses the straight-line method of depreciation based upon the estimated useful lives of the buildings and improvements.

      (h) Guaranty Fund Assessments

      As a condition of doing business, states and jurisdictions in which Guarantee Life does business have adopted laws requiring membership in life and health insurance guaranty funds, which are organized to pay contractual obligations under insurance policies issued by insolvent and failed life and health insurers. Member companies are subject to assessments each year based on life, health, or annuity premiums collected in the state. In some states these assessments may be applied against premium taxes.

      In accordance with estimates provided by the National Organization of Life and Health Guaranty Associations, Guarantee Life has established a liability of $1.3 million in the accompanying consolidated financial statements for amounts due for actual and potential insurance company failures in the states where Guarantee Life writes business. Guarantee Life capitalizes the assessments which are deductible when they are paid and generally amortizes the payments over not more than five years. Guaranty fund assessments capitalized are reviewed quarterly to determine that the unamortized portion of such costs does not exceed recoverable amounts. At December 31, 1999 and 1998, Guarantee Life had $1.0 million and $1.5 million, respectively, of unamortized guaranty fund assessments which are included in other assets.

      (i) Pension and Other Post Retirement Benefits

      Guarantee Life has a defined benefit pension plan which covers substantially all of its employees. Current pension costs are funded at the maximum deductible amount allowed by the Internal Revenue Service (IRS). Periodic net pension expense is based on the cost of incremental benefits for employee service during the period, interest on the projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses. In addition to providing pension benefits, Guarantee Life provides life insurance benefits to retired employees. Substantially all of Guarantee Life's employees may become eligible for the life benefits. Guarantee Life recognizes the cost of these post retirement benefits as they are earned by the employees and accrues for the expected cost of providing those benefits to employees and their beneficiaries during the years the employees render service.

      (j) Federal Income Taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (k) Fair Value of Financial Instruments

      Fair values for all fixed securities are determined by independent valuation procedures. The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses and using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. The fair value of investment real estate is based on market values for comparable local real estate. The fair values of Guarantee Life's other invested assets are based on current market prices and discounted expected future cash flows for related investments.

      Fair values for Guarantee Life's liabilities under investment type reinsurance contracts (those contracts without significant mortality risks) are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The intangible value of long-term relationships with policyholders is not taken into account in estimating fair values disclosed. Fair values for Guarantee Life's insurance contracts other than investment type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in Guarantee Life's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

      (l) Separate Accounts

      Separate account assets, carried at market value, and liabilities represent variable annuity and universal life contract funds invested primarily in equity securities. The investment income, gains and losses of these accounts accrue directly to the policyholders and are not included in the operations of Guarantee Life.

      (m) Cash Equivalents

      For purposes of the consolidated statements of cash flows, Guarantee Life considers cash equivalents to be all highly liquid debt instruments with original maturities of three months or less when purchased. The carrying amounts reported in the consolidated balance sheets for these instruments approximates their fair value.

      (n) Earnings Per Share

      Earnings per share data has not been presented because Guarantee Life ceased being a public company on December 30, 1999.

      (o) Comprehensive Income

      The Company classifies items of other comprehensive income by their nature and displays the accumulated balance of other comprehensive income separately from retained deficit and additional paid-in capital in the equity section of the consolidated balance sheets.

      (p) Discontinued Operations

      In 1994, Guarantee Life decided to withdraw from the alternate workers' compensation benefit program segment. The operations of this segment have been reflected on a net basis and classified as discontinued operations in the accompanying consolidated financial statements. See also note 15.

      (q) Risks and Uncertainties

      Certain risks and uncertainties are inherent to the Company's day-to-day operations and to the process of preparing its consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company's method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements:

      Consolidated Financial Statements - The preparation of consolidated financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

      Reinsurance - Reinsurance contracts do not relieve the Company from its obligations to reinsureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Management believes that any liability arising from this contingency would not be material to the Company's financial position.

      Investments - The Company is exposed to risks that issuers of securities owned by the Company will default, or that interest rates will change and cause a decrease in the value of its investments. Management mitigates these risks by conservatively investing in high-grade securities and by matching maturities of its invesment with the anticipated payouts of its liabilities.

      (r) Reclassifications

      Certain reclassifications have been made to the prior consolidated financial statements to conform with the most current presentation.

(2)   Investments

      Fixed maturities at December 31, 1999 (in thousands) are as follows:

                                                                       Gross        Gross      Estimated
                                                         Amortized   Unrealized   Unrealized     Fair
                                                            Cost       Gains        Losses       Value
                                                         ---------   ---------    ---------    ---------
Available-for-sale:
      U.S. Treasury securities and obligations of U.S.
         Government corporations and agencies            $  87,768   $     125    $  (2,754)   $  85,139
      Obligations of states and political subdivisions      14,385           7         (475)      13,917
      Debt securities issued by foreign governments          8,400          --         (452)       7,948
      Corporate securities                                 485,996      11,638      (37,390)     460,244
      Mortgage-backed securities                           273,866       3,873      (14,164)     263,575
                                                         ---------   ---------    ---------    ---------
                                                         $ 870,415   $  15,643    $ (55,235)   $ 830,823
      Equity Securities                                     25,154       3,646       (3,915)      24,885
                                                         ---------   ---------    ---------    ---------
                                                         $ 895,569   $  19,289    $ (59,150)   $ 855,708
                                                         =========   =========    =========    =========

Held-to-maturity:
      Corporate securities                               $ 103,361   $   3,855    $  (6,222)   $ 100,994
      Mortgage-backed securities                            25,650         404       (3,829)      22,225
                                                         ---------   ---------    ---------    ---------
                                                         $ 129,011   $   4,259    $ (10,051)   $ 123,219
                                                         =========   =========    =========    =========

      Guarantee Life manages its credit risk associated with fixed maturities by diversifying its portfolio. At December 31, 1999, Guarantee Life held no corporate debt securities or foreign government debt securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity.

      At December 31, 1999, Guarantee Life held $132.0 million of mortgage-backed securities issued by U.S. Government agencies and $157.2 million of mortgage-backed securities issued by Guarantee Life. At December 31, 1999, Guarantee Life held no other mortgage-backed securities of a single issuer which had a carrying value in excess of 5% of shareholders' equity. Guarantee Life's non-income earning investments in fixed maturities are not material.

      Fixed maturities at December 31, 1998 (in thousands) are as follows:

                                                                       Gross       Gross     Estimated
                                                         Amortized   Unrealized  Unrealized    Fair
                                                            Cost       Gains       Losses      Value
                                                         ---------   ---------   ---------   ---------
Available-for-sale:
      U.S. Treasury securities and obligations of U.S.
           Government corporations and agencies          $ 101,338   $   2,603   $      89   $ 103,852
      Obligations of states and political subdivisions      13,081       1,524          --      14,605
      Debt securities issued by foreign governments         15,394       1,290           4      16,680
      Corporate securities                                 506,911      21,571       5,527     522,955
      Mortgage-backed securities                           228,873       3,515       2,117     230,271
                                                         ---------   ---------   ---------   ---------
                                                         $ 865,597   $  30,503   $   7,737   $ 888,363
      Equity Securities                                     20,643       4,176         984      23,835
                                                         ---------   ---------   ---------   ---------
                                                         $ 886,240   $  34,679   $   8,721   $ 912,198
                                                         =========   =========   =========   =========
Held-to-maturity:
      U.S. Treasury securities and obligations of U.S.
           Government corporations and agencies          $   3,627   $      55   $      --   $   3,682
      Obligations of states and political subdivisions       7,654         634          --       8,288
      Corporate securities                                 133,203      11,103         658     143,648
      Mortgage-backed securities                             2,696          27          --       2,723
                                                         ---------   ---------   ---------   ---------
                                                         $ 147,180   $  11,819   $     658   $ 158,341
                                                         =========   =========   =========   =========

      Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and estimated fair value of fixed maturities by contractual maturity (in thousands) are as follows:

                                                           December 31, 1999
                                                        ------------------------
                                                        Amortized      Estimated
                                                          Cost        Fair Value
                                                        ---------     ----------
Due in one year or less                                 $ 34,944       $ 35,089
Due after one year through five years                    169,858        167,503
Due after five years through ten years                   279,549        265,606
Due after ten years                                      215,559        200,044
                                                        --------       --------
                                                         699,910        668,242
Mortgage-backed securities                               299,516        285,800
                                                        --------       --------
                                                        $999,426       $954,042
                                                        ========       ========

      Guarantee Life had fixed maturities, mortgage loans, preferred stocks and common stocks with carrying values aggregating $11 million as of December 31, 1999 on deposit with regulatory authorities.

      A summary of realized investment gains (losses) (in thousands) is as follows:

                                                     Years Ended December 31,
                                                  -----------------------------
                                                    1999       1998       1997
                                                  -------    -------    -------
Fixed maturities:
      Gross gains                                 $ 1,677    $ 4,669    $ 1,883
      Gross losses                                 (2,208)    (1,419)    (1,851)
Equity securities:
      Gross gains                                     654      1,944         --
      Gross losses                                   (467)        --         --
Sale of Guarantee American                             --         --        785
Other investments                                     (37)    (3,007)     1,401
Change in investment valuation allowances              --       (209)      (948)
                                                  -------    -------    -------
Realized investment gains/(losses)                $  (381)   $ 1,978    $ 1,270
                                                  =======    =======    =======

      A summary of consolidated net investment income (in thousands) is as follows:

                                                   Years Ended December 31,
                                               --------------------------------
                                                 1999        1998        1997
                                               --------    --------    --------
Fixed maturities                               $ 69,494    $ 65,313    $ 51,450
Equity securities                                   971         229         394
Mortgage loans                                    8,674       7,682       6,929
Policy loans                                      2,206       1,984       1,420
Investment real estate                            1,032         990       1,415
Other                                             7,192       3,672       3,955
                                               --------    --------    --------
                                                 89,569       9,870      65,563
Less investment expenses                         (2,313)     (2,443)     (5,510)
                                               --------    --------    --------
Net investment income from invested assets       87,256      77,427      60,053
Less discontinued operations (note 15)           (1,998)     (2,776)     (1,604)
                                               --------    --------    --------
Net investment income                          $ 85,258    $ 74,651    $ 58,449
                                               ========    ========    ========

      Investment expenses include depreciation and depletion of $0.7 million, $0.7 million and $0.6 million in 1999, 1998 and 1997, respectively.

      A summary of the components of the net unrealized appreciation on invested assets, including Closed Block, carried at fair value (in thousands) is as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                          1999          1998
                                                        --------      --------
Unrealized appreciation/(depreciation):
      Fixed maturities available-for-sale               $(49,820)     $ 32,568
      Equity securities                                     (270)        3,485
Deferred policy acquisition costs                          6,499        (5,629)
Deferred income taxes                                     15,447       (10,648)
                                                        --------      --------
Net unrealized appreciation/(depreciation)              $(28,144)     $ 19,776
                                                        ========      ========

(3)   Mortgage Loans

      Investments in mortgage loans consist almost entirely of commercial mortgage loans which are primarily fixed-rate first mortgages on completed properties. The following table sets forth additions, reductions from payments and other charges and foreclosures related to the mortgage loan portfolio (in thousands):

                                                      Years Ended December 31,
                                                     --------------------------
                                                        1999             1998
                                                     ---------        ---------
Commercial loans:
      Beginning Balance                              $ 105,208        $  86,166
         Additions                                      18,415           25,900
         Payments and other charges                     (9,138)          (7,759)
                                                     ---------        ---------
      Ending Balance                                   114,485          104,307
Other mortgage loans                                        --              904
Valuation allowance                                     (1,475)          (1,475)
                                                     ---------        ---------
                                                     $ 113,010        $ 103,736
                                                     =========        =========

      Guarantee Life manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. As of December 31, 1999, Guarantee Life had no single mortgage loan out-standing which had a carrying value in excess of 5% of shareholders' equity. As of December 31, 1999, all commercial mortgage loans bore a fixed interest rate and Guarantee Life had no material loans over 60 days past due. Guarantee Life had no outstanding commitments to fund mortgage loans as of December 31, 1999.

(4)   Deferred Policy Acquisition Costs

      A summary of the policy acquisition costs deferred and amortized (in thousands) is as follows:

                                                                           Years Ended December 31,
                                                                     -----------------------------------
                                                                        1999         1998         1997
                                                                     ---------    ---------    ---------
Balance at beginning of period                                       $ 144,844    $ 102,696    $  77,968
Policy acquisition costs deferred                                      102,571       80,048       55,848
Policy acquisition costs amortized                                     (79,677)     (77,964)     (57,364)
Policy acquisition costs acquired in purchase                               --       40,198       29,525
                                                                     ---------    ---------    ---------
                                                                       167,738      144,978      105,977
Change in deferred policy acquisition costs relating to unrealized
      appreciation of invested assets carried at fair value            (12,128)        (134)      (3,281)
                                                                     ---------    ---------    ---------
Total reflected in consolidated balance sheet                        $ 155,610    $ 144,844    $ 102,696
                                                                     =========    =========    =========

(5)   Reinsurance

      In the ordinary course of business, Guarantee Life assumes business from and cedes business to other insurers under a variety of contracts. The existence of ceded reinsurance constitutes a means by which Guarantee Life has underwritten a portion of its business.

      Amounts paid or deemed to have been paid for reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

      Guarantee Life's retention limit on its life insurance business in 1999 was generally $150,000 on a life risk in the Employee Benefits and Group Special Markets Divisions, $250,000 on a life risk for individual business originally written through Guarantee Life. Certain reinsurers have agreed to reinsure automatically all amounts on any one life in excess of the retention amount not to exceed eight times Guarantee Life's retention in 1999. Amounts in excess of the automatic acceptance limits of Guarantee Life's retention may be applied for facultatively. As of December 31, 1999 and 1998, the amount of ceded life insurance in force was approximately $5.5 billion and $5.3 billion, respectively.

      Guarantee Life cedes 70% of an equity indexed annuity block on a true coinsured basis. The policyholder deposits ceded on this block amounted to $28.5 million as of December 31, 1999.

      Guarantee Life cedes 100% of its individual accident and health business. Guarantee Life's retention level on group accident and health business varies by product. On its excess loss insurance program, Guarantee Life retains 30% on the first $300,000 of eligible expenses per claim with 100% reinsurance coverage on expenses in excess of that amount.

      Effective January 1, 1995, AGL entered into a reinsurance agreement to assume $50,000,000 in existing single premium deferred annuity business from Phoenix Home Mutual Life Insurance Company ("Phoenix"). Pursuant to the terms of the reinsurance agreement, assets equal to policyholder liabilities assumed are maintained in a trust account. As of December 31, 1999, policyholder deposits related to this business amounted to $24.2 million.

      In a separate reinsurance agreement, AGL assumed 80% quota share in all production of a single deferred annuity product which was jointly developed with Phoenix. Pursuant to the terms of the reinsurance agreement, assets equal to policyholder liabilities assumed are maintained in a trust account. This reinsurance agreement can be terminated by either party with respect to new business with 90 days notice. As of December 31, 1999, policyholder deposits related to this business amounted to $4.4 million. These blocks of business were included in the business Guarantee Life Insurance assumed from AGL on October 31, 1999.

      Guarantee Life generally strives to diversify its credit risks related to reinsurance ceded; however, certain concentrations of credit risk related to reinsurance recoverables (including unearned premiums) exist with the insurance organizations listed in the table below (in thousands):

                                                                    December 31,
                                                                       1999
                                                                    -----------
RGA Reinsurance Company                                              $  31,623
Cologne Life Reinsurance Company                                        11,772
Lonestar Life Insurance Company                                         10,347
Phoenix Home Life Mutual Insurance Company                               6,204
Swiss RE Life & Health America, Inc.                                     5,150
ESG (European Specialty Limited)                                         4,849
UNUM Life Insurance Company of America                                   4,674
Lincoln National Life Insurance Company                                  4,600
Indianapolis Life Insurance Company                                      3,555
Security Life of Denver                                                  2,195
London Life Reinsurance                                                  2,147
Business Men's Assurance Company                                         2,108
Life Reassurance Corp. of America                                        2,012
John Hancock Mutual Life Insurance Company                               1,678
Great Midwest                                                            1,000
All Others                                                               8,036
                                                                     ---------
Total before discontinued operations                                   101,950
Less discontinued operations (note 15)                                 (12,629)
                                                                     ---------
Total reflected in accompanying consolidated balance sheet           $  89,321
                                                                     =========

      This underwriting activity subjects Guarantee Life to certain risks. To the extent that reinsurers who are underwriting Guarantee Life's business become unable to meet their contractual obligations, Guarantee Life retains the primary obligation to its direct policyholders because the existence of this reinsurance does not discharge Guarantee Life from its obligation to its policyholders.

      Guarantee Life has policies and procedures to approve reinsurers prior to entering into an agreement and also to monitor financial stability on a continuous basis. As of December 31, 1999 and 1998 Guarantee Life had no significant overdue reinsurance balances. As of December 31, 1999 Guarantee Life held funds and other collateral of $8.9 million related to the above recoverables.

      The effect of reinsurance on premiums and amounts earned is as follows (in thousands):

            Direct premiums and policyholder assessments   $ 459,600
            Reinsurance assumed                                6,053
            Reinsurance ceded                                (72,214)
                                                           ---------

            Net premiums and amounts earned                $ 393,439
                                                           =========

(6)   Property, Plant, and Equipment

      A summary of property, plant, and equipment (in thousands) is as follows:

                                                        December 31,
                                                  -----------------------
                                                    1999           1998
                                                  --------       --------

            Home office building                  $ 19,928       $ 19,928
            Plant and equipment                     14,007         12,767
            Less accumulated depreciation          (15,212)       (12,766)
                                                  --------       --------
                                                  $ 18,723       $ 19,929
                                                  ========       ========

(7)   Closed Block

      On December 15, 1994, Guarantee Life Insurance's Board of Directors adopted a plan to convert Guarantee Life Insurance from its mutual form to a stock life insurance company (demutualization). The Holding Company, a Delaware corporation, was formed to act as the holding company for the demutualization of Guarantee Life Insurance.

      The plan of conversion contained an arrangement, known as a Closed Block, to provide for dividends on policies that were in force on the effective date and are within the classes of individual policies for which Guarantee Life Insurance had a dividend scale in effect for 1994. Guarantee Life has maintained a book of individual life policies which are participating policies and entitle the policyholders to receive dividends based on actual interest, mortality, morbidity, and expense experience for the related policies. These dividends are distributed to the policyholders through an annual dividend using current dividend scales which are approved by the Board of Directors. These policies are now included in the Closed Block. The Company has no other participating policies.

      The Closed Block is designed to give reasonable assurance to holders of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect for 1994 if the experience underlying such scales continues. The assets, including revenue therefrom, allocated to the Closed Block will accrue solely to the benefit of the holders of policies included in the block until the block is no longer in effect. Guarantee Life will not be required to support the payment of dividends on Closed Block policies from its general funds.

      The Closed Block includes only those revenues, benefits, expenses, and dividends considered in funding it. The pre-tax income of the Closed Block is reported as a single line item of total revenues from continuing operations in Guarantee Life's consolidated statements of income. Income tax expense applicable to the Closed Block, which was funded, is reflected as a component of income tax expense.

      The excess of Closed Block liabilities over Closed Block assets as of December 31, 1999, 1998 and 1997 represents the total estimated future contribution from the Closed Block expected to emerge from operations in the Closed Block after income taxes. The contribution from the Closed Block will be recognized in income over the period the policies and contracts in it remain in force.

      If, over the period the Closed Block remains in existence, the actual cumulative contribution is greater than the expected cumulative contribution, only such expected contribution would be recognized in income. The excess of the actual cumulative contribution over such expected cumulative contribution would be paid to Closed Block policyholders as additional policyholder dividends. If over such period, the actual cumulative contribution is less than expected, only such actual contribution would be recognized in income. However, dividends could be changed in the future, which would increase future actual contributions until the actual cumulative contributions equal the expected cumulative contributions. Therefore, management believes that over time the actual cumulative contributions from the Closed Block will approximately equal the expected cumulative contributions due to the effect of dividend changes.

      Summarized financial information of the Closed Block (in thousands) is as follows:

                                                                December 31,
                                                            --------------------
                                                              1999        1998
                                                            --------    --------
                                     Assets
                                     ------
Invested assets:
      Fixed maturities:
      Available-for-sale, at fair value (amortized cost
             $223,695 and $210,935)                         $213,810    $220,603
         Held-to-maturity, at amortized cost (fair value:
             $29,464 and $48,460)                             31,495      44,595
                                                            --------    --------
                                                             245,305     265,198
      Policy loans                                            44,490      46,217
      Other invested assets, net                                  --       2,693
                                                            --------    --------
Total invested assets                                        289,795     314,108
Cash and cash equivalents                                     (3,224)      2,000
Accrued investment income                                      1,984       2,367
Deferred policy acquisition costs                              8,638      10,476
Other assets                                                     997       1,381
                                                            --------    --------
Total Closed Block assets                                   $298,190    $330,332
                                                            ========    ========

                                   Liabilities
                                   -----------
Life future policy benefits                                 $297,171    $300,254
Policyholder account balances for annuity contracts              939         885
Policy and contract claims                                       755         839
Other policyholder funds                                      72,009      71,966
Dividends payable to policyholders                             7,131       7,052
Deferred income taxes                                          2,750       3,384
Other liabilities                                                618       2,553
                                                            --------    --------
Total Closed Block liabilities                              $381,373    $386,933
                                                            ========    ========

      Condensed statements of income for the Closed Block (in thousands) is as follows:

                                                                         Years Ended December 31,
                                                                      ------------------------------
                                                                        1999       1998       1997
                                                                      --------   --------   --------
Revenues:
Insurance premiums and policyholder assessments, net of reinsurance   $ 18,603   $ 20,142   $ 20,933
Investment income, net                                                  21,300     21,918     21,894
Realized investment (losses)                                               942      1,465       (155)
Other income                                                                18         46         86
                                                                      --------   --------   --------
Total revenues                                                        $ 40,863   $ 43,571   $ 42,758
                                                                      --------   --------   --------

Policyholder benefits and expenses:

Total policyholder benefits                                           $ 21,243   $ 22,162   $ 22,244
Policy acquistion costs                                                  2,096      2,071      1,983
Other insurance operating expenses                                       4,103      4,189      3,404
                                                                      --------   --------   --------
Total benefits and expenses                                             27,442     28,422     27,631
Dividends to policyholders                                              10,289     10,426     11,056
                                                                      --------   --------   --------
Contribution from Closed Block                                        $  3,132   $  4,723   $  4,071
                                                                      ========   ========   ========

(8)   Liability for Unpaid Accident and Health Claims and Claim Adjustment
      Expenses

      The change in the liability for unpaid EBD and GSM accident and health claims and claim adjustment expenses is summarized (in thousands) as follows:

                                                  Years Ended December 31,
                                            -----------------------------------
                                               1999         1998         1997
                                            ---------    ---------    ---------
Balance at January 1                        $ 123,186    $  98,233    $  93,881
      Less reinsurance recoverables           (39,201)     (31,781)     (38,468)
                                            ---------    ---------    ---------
      Net balance at January 1                 83,985       66,452       55,413
Incurred related to:
      Current year                            184,731      125,296       79,739
      Prior years                               3,712        5,936        1,151
                                            ---------    ---------    ---------
      Total incurred                          188,443      131,232       80,890
Paid related to:
      Current year                            129,160       74,045       48,590
      Prior years                              28,638       39,654       21,261
                                            ---------    ---------    ---------
      Total paid                              157,798      113,699       69,851
                                            ---------    ---------    ---------
Balance at December 31                        114,630       83,985       66,452
      Plus reinsurance recoverables            27,451       39,201       31,781
                                            ---------    ---------    ---------
      Balance at December 31                $ 142,081    $ 123,186    $  98,233
                                            =========    =========    =========

      The liability for unpaid accident and health claims and claim adjustment expenses is included in policy and contract claims and future policy benefits: accident and health, on the consolidated balance sheet. As a result of a change in the estimate of insured events in prior years, the provision for claims and claim adjustment expenses increased (net of reinsurance) by approximately $3,700, $6,000 and $1,000 in 1999, 1998 and 1997, respectively.

(9)   Federal Income Taxes

      The actual federal income tax expense attributable to income from continuing operations differs from the amounts computed by applying the U.S. federal income tax rate of 35% to income from continuing operations before income taxes as a result of the following (in thousands):

                                                      Years Ended December 31,
                                                    ----------------------------
                                                     1999       1998       1997
                                                    ------     ------     ------
Computed "expected"  tax expense                    $  833     $5,039     $9,008
Increase in income taxes resulting from:
      Other, net                                        --         --         90
                                                    ------     ------     ------
      Total                                         $  833     $5,039     $9,098
                                                    ======     ======     ======

      Total income taxes, substantially all of which are federal, are recorded in the consolidated statements of income and directly in certain shareholders' equity accounts. Income tax expense (benefit) was allocated as follows: (in thousands):

                                                                                 Years Ended December 31,
                                                                             --------------------------------
                                                                               1999        1998        1997
                                                                             --------    --------    --------
Statements of Income:
Current                                                                      $  8,254    $ 11,356    $ 12,094
Deferred                                                                       (7,421)     (6,317)     (2,996)
                                                                             --------    --------    --------
Total income taxes from continuing operations                                     833       5,039       9,098
Income tax expense (benefit) in discontinued operations                           202        (177)       (107)
                                                                             --------    --------    --------
Income taxes included in the statements of income                            $  1,035    $  4,862    $  8,991
Shareholders' Equity:
Deferred income taxes related to unrealized appreciation (depreciation) of invested securities within accumulated other comprehensive income
   carried at fair value, net                                                 (26,095)      3,635       4,906
                                                                             --------    --------    --------
Total income taxes                                                           $(25,060)   $  8,497    $ 13,897
                                                                             ========    ========    ========

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities (included in other liabilities) are presented below (in thousands):

                                                            Years Ended December 31,
                                                          ---------------------------
                                                            1999      1998      1997
                                                          -------   -------   -------
Deferred tax assets:
      Policy liabilities                                  $47,344   $29,828   $30,707
      Unrealized loss on investments available for sale    15,447        --        --
      Net operating loss carryovers                         7,638     7,739     5,122
      Other                                                15,115    10,162    10,110
                                                          -------   -------   -------
      Net deferred tax assets                             $85,544   $47,729   $45,939
Deferred tax liabilities:
      Deferred policy acquisition costs                    46,055    31,923    35,475
      Unrealized gain on investments available for sale        --    10,648     7,013
      Other                                                 3,106     2,291     3,266
                                                          -------   -------   -------
      Total gross deferred tax liabilities                 49,161    44,862    45,754
                                                          -------   -------   -------
      Net deferred tax assets                             $36,383   $ 2,867   $   185
                                                          =======   =======   =======

      As discussed in note 1, Guarantee Life carries its invested securities classified as available-for-sale at fair value. For federal income tax purposes, Guarantee Life believes it is not a dealer with respect to these investment securities and, therefore, recognizes gains and losses on such investment securities only when they are sold.

      As of December 31, 1999, Guarantee Life does not believe any valuation allowance with respect to the gross deferred tax assets is necessary as it is more likely than not that these deferred tax assets will be realized due to the expected reversal of existing temporary differences attributable to gross deferred tax liabilities and the carryback potential of prior year income taxes paid.

      Prior to 1984, a portion of Guarantee Protective's current income was not subject to current income tax but was accumulated for income tax purposes in a memorandum account designated as "policyholders' surplus." The total of the life companies' balances in their respective "policyholders' surplus" accounts at December 31, 1983 was frozen by the Tax Reform Act of 1984 and, accordingly, there have been no additions to the accounts after that date. Certain triggering events will cause a recapture of all or part of the "policyholders' surplus" account. Any amounts recaptured must be included in taxable income and may not be offset by any existing NOL carryovers. As of December 31, 1999, the balance of Guarantee Protective's "policyholders' surplus" account was approximately $2.4 million. In addition, the accumulated amount of income subject to current taxation, less certain adjustments, is set aside in another special memorandum tax account called a "shareholders' surplus" account. Dividends paid by Guarantee Protective in excess of the balance in the "shareholders' surplus" account cannot be paid without a portion of the "policyholders' surplus" becoming taxable. The balance of Guarantee Protective's "shareholders' surplus" account was $1.2 million as of December 31, 1999.

      During the years ended December 31, 1999, 1998, and 1997, Guarantee Life's cash payments for federal income taxes were $11.6 million, $8.7 million, and $10.1 million, respectively.

      Guarantee Life has net operating loss carryovers (NOL) as of December 31, 1999 of approximately $21.8 million. These NOLs, if not utilized, will expire in the years 2000 to 2018. A majority of these NOLs relate to non-life members.

(10)  Employee Benefit Plans

      Pension Plans

      Guarantee Life Insurance has a noncontributory defined benefit cash balance pension plan (qualified plan) covering substantially all home office employees. Contributions credited to a participant based on a percentage (determined by the participation age) times eligible compensation. Interest credited rates are also applied annually.

It is Guarantee Life Insurance's policy to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such standards, no funding was required for each of the years presented. Substantially all of the plan assets are invested in the general and separate investment accounts of two life insurance companies. The plan will be merged into the Jefferson Pilot defined benefit pension plan at December 31, 2000.

      Net periodic benefit cost related to the qualified plan included the following components (in thousands):

                                                     Years Ended December 31,
                                                  -----------------------------
                                                    1999       1998       1997
                                                  -------    -------    -------
Service cost-benefits earned during the year      $ 2,188    $ 1,682    $ 1,752
Interest cost on projected benefit obligations      2,034      1,939      1,811
Actual return on plan assets                       (3,314)    (2,951)    (5,479)
Net amortization and deferral                        (617)      (523)     2,450
                                                  -------    -------    -------
Net periodic benefit cost                         $   291    $   147    $   534
                                                  =======    =======    =======

      The changes in benefit obligation and plan assets for the qualified plan included in the consolidated balance sheets are as follows (in thousands):

                                                               December 31,
                                                          ---------------------
                                                            1999         1998
                                                          --------     --------
Change in projected benefit obligation:
Projected benefit obligation at beginning of year         $ 32,620     $ 30,866
      Service cost                                           2,188        1,682
      Interest cost                                          2,034        1,939
      Plan amendments                                           --       (1,597)
      Actuarial loss                                        (4,880)       1,490
      Benefits paid                                         (3,822)      (1,760)
                                                          --------     --------
Projected benefit obligation at end of year               $ 28,140     $ 32,620
                                                          --------     --------
Change in fair value of plan assets:
      Plan assets at beginning of year                    $ 42,066     $ 37,528
      Actual return on plan assets                           2,612        6,298
      Benefits paid                                         (3,822)      (1,760)
                                                          --------     --------
Plan assets at end of year                                $ 40,856     $ 42,066
                                                          --------     --------

Funded status                                             $ 12,716     $  9,446
Unrecognized net actuarial gain                            (12,002)      (8,141)
Unrecognized prior service cost                             (1,349)      (1,473)
Unrecognized net asset at transition                          (527)        (703)
                                                          --------     --------
Accrued pension benefit cost                              $ (1,162)    $   (871)
                                                          ========     ========

      The assumptions used in determining pension information were as follows:

                                                 Years Ended December 31,
                                                --------------------------
                                                1999       1998       1997
                                                ----       ----       ----
      Discount rate assumed                     7.50%      6.50%      6.75%
      Rate of compensation progression          5.50       5.50       5.50
      Expected return on assets                 8.00       8.00       8.00

      Guarantee Life maintained two nonqualified pension plans to provide equal retirement benefits for employees whose benefits would otherwise be restricted due to Internal Revenue Code restrictions or the deferral of compensation. As of December 31, 1999 and 1998, Guarantee Life's unfunded liability for these plans was approximately $1.5 million and $2.1 million, respectively, which has been accrued for in these statements. As a result of the change in control, these two plans were terminated.

      Retiree Benefit Plans

      In addition to providing pension benefits, Guarantee Life provides certain life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach normal retirement age while working for Guarantee Life. The benefits are determined at retirement and are based upon retirement age, length of service and amount of group term life insurance in force at retirement, subject to a maximum amount of $50,000. Guarantee Life has established a liability in the amount of $250 thousand and $1.1 million as of December 31, 1999 and 1998, respectively. The liability is based upon the present value (including mortality and persistency) of the amount required to fund the obligation. Guarantee Life recognizes the cost of providing these benefits as earned. Guarantee Life does not have a separate plan for retiree medical benefits. No significant medical benefits have been paid for retirees for the years presented. No formal decision has been made regarding the future of this plan.

      Incentive Compensation, Deferred Compensation, Phantom Stock and 401(k) Plans

      Guarantee Life maintains the 1994 Long-Term Incentive Plan (Incentive
Plan), which includes incentive and nonqualified stock options, performance shares and, under limited circumstances, restricted stock to officers and key employees of Guarantee Life. The maximum number of shares of common stock that could be issued under the Incentive Plan was increased by 600,000 in May 1997 to 1,345,828. The options vest in annual increments of 25% beginning on the second anniversary of the grant date. Guarantee Life also maintains the Directors Stock Incentive Plan (Directors Plan) which includes nonqualified stock options for the members of the Board of Directors of the Holding Company. The maximum number of shares of common stock that could be issued under the Directors Plan is 90,000. The options vest six months after grant date. Under both plans, the exercise price of each option equaled the market price of the Holding Company's stock on the date of grant, and an option's maximum term is ten years.

      In February 1997, Guarantee Life's Board of Directors approved the 1997 Associate Stock Incentive Plan (Associate Plan). Under this plan, nonqualified stock options could be granted to employees and agents. The maximum number of shares of common stock that could be issued under the Associate Plan is 120,000.

      These three plans (Incentive Plan, Directors Plan and Associate Plan) were terminated December 31, 1999, due to the change in control.

      Guarantee Life applies APB Opinion No. 25 and related interpretations in accounting for the Incentive Plan, Associate Plan and the Directors Plan. Accordingly, no compensation cost has been recognized for the three plans since the exercise price of the options was equal to the fair value of the company's common stock on the date of grant. Had compensation cost been determined using a fair value based method, Guarantee Life's net income would have been reduced to the pro forma amounts indicated below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants during the years ended December 31, 1999, 1998 and 1997, respectively: dividend yield of 1.3%, 1.4% and 1.4%; expected volatility of 35%, 35% and 33%; risk-free interest rate of 5.50%, 5.50% and 5.87%; for expected lives of six years for the Incentive Plan options and two years for the Directors Plan option. The weighted average fair values of stock options granted in 1999, 1998 and 1997 were $17.31, $24.75 and $20.71, respectively.

                                                     Year Ended December 31,
                                                 -------------------------------
                                                   1999        1998        1997
                                                 -------     -------     -------
Net income (in thousands)
      As reported                                $ 1,920     $ 9,029     $16,444
                                                 =======     =======     =======
      Pro forma                                       --       8,127     $15,924
                                                 =======     =======     =======

      A summary of the status of Guarantee Life's stock option plans as of December 31, 1999, 1998, and 1997, and changes for the years ended is presented below:

                                                  Years Ended December 31,
                                             ----------------------------------
                                               1999         1998         1997
                                             --------     --------     --------
Outstanding, beginning of year                976,433      898,102      512,878
Granted                                        88,517      248,514      415,057
Exercised                                    (106,862)     (42,730)      (1,496)
Forfeited                                     (35,890)    (127,453)     (28,337)
Cancelled due to change in control           (922,198)          --           --
                                             --------     --------     --------
Outstanding, end of year                           --      976,433      898,102
                                             ========     ========     ========

Options exercisable at year-end                    --      209,607      143,917
                                             ========     ========     ========

      Guarantee Life maintains the Guarantee Life Insurance Company Incentive Compensation Plan (Incentive Compensation Plan) which provides short-term incentives to eligible employees based upon financial and other performance measures. As of December 31, 1999, 1998 and 1997, benefits in the amount of $5.1 million, $0.4 million and $1.7 million had been expensed and accrued for the years then ended. Certain amounts awarded under the Incentive Compensation Plan may be deferred under the Management Deferred Plan. Due to the change in control, the Incentive Compensation Plan was cancelled at December 30, 1999. Accrued amounts were paid subsequent to year-end.

      Guarantee Life maintained the Guarantee Life Insurance Company Phantom Stock Plan (Phantom Stock Plan) for certain management employees. The amounts awarded under the Phantom Stock Plan are based on long-term improvements in Guarantee Life's capital performance. At December 31, 1998, the accrued benefits of the plan included in other liabilities was $754,000. As of December 31, 1999, the Phantom Stock Plan has terminated due to a change in control. All vested benefits were paid to participants in full.

      Guarantee Life maintains the Guarantee Life Insurance Company Deferred Compensation Plan (Management Deferred Plan) and Guarantee Life Insurance Company Board of Directors Deferred Compensation Plan (Director Deferred Plan) that allow management and directors to defer compensation into an interest-bearing account, which earns interest at a rate equal to that received by employees for a Guarantee Life Insurance Company IRA, or into a separate phantom stock account. Under this phantom stock account option, contributions are deemed to have been used to purchase shares in the Holding Company at current quoted market rates. Concurrent with the declaration and payment of shareholder dividends, similar per share amounts are contributed to accounts in the Management Deferred Plan and Director Deferred Plan. At December 31, 1998, compensation in the amount of $1.9 million was accrued in these plans which fully funded the amounts due to participants. As of December 31, 1999, the Deferred Compensation Plans were terminated due to change in control. All vested benefits were paid to participants in full. Guarantee Life charged approximately $1,300,000 and $314,000 to expense relating to this plan in 1999 and 1998, respectively.

      Guarantee Life maintains the Guarantee Life Insurance Company Thrift Savings Plan (401(k) Plan) for eligible salaried employees. Effective January 1, 1999, the PFG qualified 401(k) plan was merged into the Guarantee Life Insurance Company Thrift Savings Plan. All employee contributions are vested immediately and all Company contributions are vested after three years. Guarantee Life charged $719,000, $686,000 and $594,000 to expense relating to this plan in 1999, 1998 and 1997, respectively. This plan will be merged into Jefferson Pilot's 401(k) Plan at December 31, 2000.

      PFG maintains a nonqualified, unfunded deferred compensation plan for certain key management personnel and certain directors which provides for payments upon retirement, death, or disability. Under the plan, management personnel receive retirement payments equal to a portion of the average prior five years' base compensation. Directors receive retirement payments based upon the amount of years of service at PFG and their age at retirement. These payments are to be made to the individuals or their designated beneficiary for a maximum period of fifteen years for management personnel and five years for directors. The plan also provides for reduced benefits upon early retirement, disability, or termination of employment/service. The plan provided for full vesting immediately upon a change in control of PFG, as occurred with the acquisition by Guarantee Life. At December 31, 1999 and 1998, the accrued benefits of the plan included in other liabilities were $2.5 million and $4.1 million, respectively. Due to the change in control, the plan will be terminated in 2000, with all vested amounts to be paid to participants.

(11)  Fair Value Information

      The carrying value and estimated fair value of Guarantee Life's invested assets and investment type insurance contracts (without material mortality risk) were as follows (in thousands):

                                                As of December 31,
                                 -------------------------------------------------
                                          1999                      1998
                                 -----------------------   -----------------------
                                  Carrying     Estimated    Carrying     Estimated
                                    Value     Fair Value      Value     Fair Value
                                 ----------   ----------   ----------   ----------
Assets:
      Fixed maturities           $  959,834   $  954,042   $1,035,543   $1,046,704
      Equity securities              24,885       24,885       23,835       23,835
      Mortgage loans                113,010      109,901      103,736      109,438
      Policy loans                   32,527       32,527       31,767       29,730
      Investment real estate          3,162        7,904        3,211        7,800
      Other invested assets          14,236       14,236       54,970       54,970
Liabilities:
      Annuity contracts          $  324,255   $  317,001   $  349,834   $  336,326
      Other policyholder funds       51,475       51,475       43,751       43,751
                                 ==========   ==========   ==========   ==========

(12)  Regulatory Matters

      A reconciliation of statutory net income determined for Guarantee Life under statutory accounting practices to that reflected herein (in thousands and including Closed Block and discontinued operations) is as follows:

                                                   Years Ended December 31,
                                               --------------------------------
                                                 1999        1998        1997
                                               --------    --------    --------
Net gain from operations as reported to
      regulatory authorities                   $ 17,958    $ 26,035    $ 15,078
Pre-acquisition statutory earning                    --     (10,131)         --
Change in deferred acquisition costs             10,776      (3,437)     (3,210)
Deferred federal income taxes                     7,421       6,317       2,996
Differences in statutory and GAAP reserves      (26,540)     (1,332)      1,074
Other, net                                       (7,695)     (8,423)        506
                                               --------    --------    --------
Net income as reported herein                  $  1,920    $  9,029    $ 16,444
                                               ========    ========    ========

      A reconciliation of statutory surplus for Guarantee Life determined under statutory accounting practices to shareholders' equity reflected herein (in thousands and including Closed Block and discontinued operations):

                                                             Years Ended December 31,
                                                             ------------------------
                                                                 1999         1998
                                                              ---------    ---------
Statutory surplus as reported to regulatory authorities       $ 157,477    $ 165,650
Deferred policy acquisition costs                               155,610      144,844
Deferred federal income taxes                                    36,383        6,251
Asset valuation and interest maintenance reserves                28,310       29,175
Fixed maturities available-for-sale unrealized appreciation     (49,820)      32,568
Insurance reserves                                              (71,733)     (45,193)
Shareholders' equity in Holding Company                         (95,764)    (110,016)
Other, net                                                       22,479        6,763
                                                              ---------    ---------
Shareholders' equity as reported herein                       $ 182,942    $ 230,042
                                                              =========    =========

      Under the NAIC solvency monitoring program known as Risk-Based Capital
(RBC), Guarantee Life's insurance subsidiaries are required to measure its solvency against certain parameters. As of December 31, 1999, Guarantee Life Insurance exceeded the established minimums in the RBC program. In addition, Guarantee Life Insurance exceeded the minimum statutory capital and surplus requirements of its state of domicile, Nebraska.

      The payment of dividends by Guarantee Life Insurance is subject to restrictions set forth in the insurance laws and regulations of Nebraska. Under state law, Guarantee Life Insurance may pay, within a twelve-month period, dividends only from the earned surplus arising from its business and must receive the prior approval of the state departments to pay a dividend, if such dividend would exceed the greater of (i) 10% of statutory capital and surplus as of the preceding year end or (ii) the net gain from operations for the previous calendar year. State law gives the broad discretion to disapprove requests for dividends in excess of these limits.

      The Board of Directors of Guarantee Life Insurance declared a $15 million extraordinary dividend to the Holding Company in November 1997, which was paid in January 1998. In December 1998, the Board of Directors of Westfield declared and paid a $20 million extraordinary distribution of excess capital to the Holding Company. The State of Nebraska approved both of these transactions. In September 1998, AGL's Board of Directors declared and paid a $2.4 million dividend to PFG, Inc. No dividends were paid in 1999. In 2000, Guarantee Life Insurance can declare a dividend of up to $18.0 million without permission from the Nebraska Department of Insurance.

(13)  Commitments and Contingencies

      Guarantee Life is party to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, after consulting with legal counsel, these matters will not have a material adverse effect on the operations or financial condition of Guarantee Life. Guarantee Life has accrued $5 million as its best estimate of the cost to settle its outstanding litigation.

      At December 31, 1998, Guarantee Life had debt obligations outstanding totaling $112.5 million from available credit totaling $132.5 million. This debt consisted of a six-year Senior Secured Term Loan Facility with a balance of $82.5 million and a five-year Senior Secured Revolving Credit Facility with a balance of $30 million. These Facilities are part of a credit agreement dated May 28, 1998 with eleven banks including Chase Manhattan Bank who acts as lender and administrative agent. The interest rate is computed as LIBOR plus a margin based upon Guarantee Life's leverage ratio and AM Best Rating. This rate was 6.75% at December 31, 1998. As a result of the change in control, the debt obligation was paid off.

      Guarantee Life's credit agreement contains certain restrictions and covenants related to, among other, minimum net worth, leverage ratio, interest coverage ratio and Risk-Based Capital ratio. Prior to the debt pay-off, Guarantee Life was in compliance with these covenants.

      Guarantee Life has commitments under noncancelable operating leases for facilities principally used by regional and district offices. Rental expense and associated future minimum lease payments required under these leases are insignificant.

(14)  Related Party Transaction

      On December 30, 1999, Jefferson Pilot Corporation advanced Guarantee Life $91.3 million for the purpose of retiring their external credit facility. At December 31, 1999, this liability was outstanding.

(15)  Discontinued Operations

      In November 1994, Guarantee Life made a decision to withdraw from its alternative workers' compensation benefit program segment. To facilitate its exit, Guarantee Life entered into a reinsurance arrangement whereby it cedes 80% of all claims incurred after October 31, 1994. In addition, Guarantee Life entered into a reinsurance arrangement to limit its exposure to $10,000 per claim relating to its 20% retention.

      Concurrent with the implementation of the reinsurance coverage, Guarantee Life amended its agreement with the managing general agent which marketed this product for Guarantee Life, whereby Guarantee Life agreed to write new or renewal business for this line only until the earlier replacement by another insurance carrier or November 1, 1995. In September 1995, a replacement carrier began issuing policies in Louisiana and Georgia. Effective November 1, 1995, Guarantee Life ceased writing Special Risk policies.

      Guarantee Life intends to allow the liabilities related to this business to run off, unless an appropriate sale can be made. Guarantee Life does not believe the disposal of this segment will result in a loss which would be significant. Any gain resulting from a potential disposition would be recognized when realized using the installment method of accounting.

      The composition of the assets (liabilities) classified as discontinued are as follows:

                                                               December 31,
                                                           --------------------
                                                             1999        1998
                                                           --------    --------
Ceded reinsurance recoverables                             $ 12,629    $ 29,758
Policy and contract claims                                  (34,435)    (51,042)
Other liabilities                                               186         209
                                                           --------    --------
Net liabilities relating to discontinued operations        $(21,620)   $(21,075)
                                                           ========    ========

      The results of operations for the discontinued segment are as follows:

                                                          Years Ended December 31,
                                                       -----------------------------
                                                         1999       1998       1997
                                                       -------    -------    -------
Net premiums                                           $   (21)   $    28    $  (581)
Investment income, net and realized investment gains     1,969      2,937      1,634
Ceding commissions                                          --         14        241
                                                       -------    -------    -------
Total revenues                                           1,948      2,979      1,294
Net policyholder benefits                                  552      3,015     (1,307)
Policy acquisition costs and other operating expense       820        469      2,903
                                                       -------    -------    -------
Income (loss) before income taxes                          576       (505)      (302)
Income tax expense (benefit)                              (202)      (177)      (107)
                                                       -------    -------    -------
Net income (loss) from discontinued operations         $   374    $  (328)   $  (195)
                                                       =======    =======    =======

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the SEC such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Securities and Exchange Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING REGARDING INDEMNIFICATION

Pursuant to Rule 484(b)(1) of the Securities Act of 1933, insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        REPRESENTATIONS REGARDING THE REASONABLENESS OF FEES AND CHARGES

Jefferson Pilot Financial Insurance Company hereby represents that the fees and charges deducted under the Flexible Premium Variable Life Insurance Policies hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Jefferson Pilot Financial Insurance Company.

                    REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following pages and documents:

The facing sheet

The prospectus consisting of 63 pages

The undertaking to file reports

The undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933 regarding indemnification

The representation as to fees and charges.

The representation pursuant to Rule 6e-3(T)

The signatures

Written consents of the following persons:

(a) Richard Dielensnyder, FSA, MAAA, contained in Exhibit 6 below.


(b) Ernst & Young, LLP, contained in Exhibit 7 below.


The following exhibits:

  1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

  (a) (i) Certified Copy of Resolution of the Executive Committee of the Board of Directors of JP Financial Insurance Company establishing Chubb Separate Account A. (Incorporated by reference to Registrant's Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830).

  (ii) Certified Copy of Resolution of the Board of Directors of JP Financial Insurance Company authorizing the registration of a new policy offered through the Chubb Separate Account A (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-6, filed on March 13, 1996, File No. 33-01781).

  (b) Not Applicable

  (c) (i) Form of Distribution Agreement among JP Financial Insurance Company, Chubb Separate Account A, and Chubb Securities Corporation. (Incorporated by reference to Registrant's Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830).


  (ii) Specimen Variable Contracts Selling Agreement between Jefferson Pilot Variable Corporation and Selling Broker-Dealers (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed on April 21, 2000, File No. 333-93367).


 (iii) Schedule of Sales Commissions (to be filed by Amendment)

  (d) Not Applicable

  (e)


  (i) Specimen last survivor flexible premium variable life insurance policy

  (ii) Forms of Riders (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed on April 21, 2000, File No. 333-93367).


  (f) (i) Amended and Restated Charter, with all amendments, of JP Financial Insurance Company. Incorporated by reference to Exhibit 1(f)(i) of Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed March 13, 1996, File No. 33-01781.

  (ii) By-Laws of JP Financial Insurance Company. (Incorporated by reference to
Exhibit 1(f)(i) of Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed March 13, 1996, File No. 33-01781).

  (g) Not Applicable

  (h) (i) Participation Agreement by and among Oppenheimer Variable Account Funds, Chubb Life Insurance Company and Oppenheimer Funds Inc., dated January 8, 1998.*

  (ii) Participation Agreement among MFS Variable Trust, Chubb Life Insurance Company and Massachusetts Financial Services Company dated December 9, 1997.*

  (iii) Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors Inc., and Chubb Life Insurance Company, dated May 1, 1995.*

  (iv) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Chubb Life Insurance Company dated May 1, 1996.*

  (v) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Chubb Life Insurance Company dated May 1, 1996.*

* Incorporated by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form S-6 dated December 1, 1998, File No. 33-01781.

  (i) Not applicable


  (j) Specimen Application (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed on April 21, 2000, File No. 333-93367).

  2. Opinion of counsel as to securities being registered.


  3. Not applicable.

  4. Not applicable.


  5. Actuarial opinions and consents of Richard Dielensnyder, FSA, MAAA.


  6. N/A

  7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act (to be filed by Amendment).

  8. Form of Reinsurance Agreement. (Incorporated by reference to Registrant's Pre-effective Amendment No. 1 to the Registration Statement on Form S-6, filed May 24, 1994, File No. 33-72830).

  9. Memorandum regarding reliance on Order of the Commission to deduct the DAC Tax Charge (Incorporated by reference to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6 filed on March 13, 1996, File No. 33-01781).

 27. Financial Data Schedule. Not Applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, JPF Separate Account A, has caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Concord, New Hampshire, on the 6th day of November, 2000.


 (Seal)                    JPF Separate Account A
                           (Registrant)

                           Jefferson Pilot Financial Insurance Company
                           (Depositor)

                           By: /s/ Dennis R. Glass
                               ---------------------------
                               Dennis R. Glass

                           Title: Chief Financial Officer


 Attest:          /s/ Reggie D. Adamson
                  ---------------------------
                  Reggie D. Adamson
                  Chief Accounting Officer

                                     II-58t

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Jefferson Pilot Financial Insurance Company has caused this Pre-Effective Amendment No. 1 Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Concord, New Hampshire on the 6th day of November, 2000.

(Seal)                     Jefferson Pilot Financial Insurance Company
                           By:     /s/ Dennis R. Glass
                                   ----------------------------
                                   Dennis R. Glass
                           Title:  Chief Financial Officer

Attest:  /s/ Reggie D. Adamson
         --------------------------------
         Reggie D. Adamson
         Chief Accounting Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


Signatures                  Title

/s/ Dennis R. Glass                                      November 6, 2000
-----------------------------------                Date ------------------------
Dennis R. Glass            Director

 /s/ Kenneth C. Mlekosh                                  November 6, 2000
-----------------------------------                Date ------------------------
Kenneth C. Mlekosh         Director

/s/ David A. Stonecipher                                 November 6, 2000
-----------------------------------                Date ------------------------
David A. Stonecipher       Director

/s/ Robert D. Bates                                      November 6, 2000
-----------------------------------                Date ------------------------
Robert D. Bates            Director


                                     II-59t